

News Corporation

Annual Report 2009


CHARGES
MASS VOTER
DOW 9,049.49
GMT
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The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of News Corporation, its Directors or its Officers with respect to, among other things, trends affecting the group's financial condition or results of operations. Readers of this document are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company does not ordinarily make projections of its future operating results and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.



Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation

A Letter From Rupert Murdoch

The last year has been among the most challenging in our Company's 56-year history. The entire media industry is not only coping with the global recession but, at the same time, learning to navigate some of the most profound shifts to our business models in decades.

While our results for the year were disappointing, I am happy to report we are entering fiscal 2010 with a solid portfolio of businesses, a management team with a proven record of imagination and achievement, and expectations of a stronger year ahead. We also have a robust cash balance of $6.5 billion, which allows us to continue developing our great franchises and make prudent investments for the future.

In the past year, we have reduced our already lean headcount by more than five percent, disposed of non-core businesses, and streamlined operations. In addition, we continue to conduct strategic reviews at all of our companies to make ourselves more efficient.



trusted source



consumers want
news and
entertainment
delivered on the platforms
most convenient for their
individual lifestyles

Looking ahead, I believe we should see some upswing in the latter half of the year. In fiscal 2010, we will depend on advertising for significantly less of our total revenues, and as I write this letter all other sources are showing robust health.

In fact, I see a great opportunity to grow the business over the next few years by sticking to our core principle: News Corporation is a creative media company that attracts and retains customers by giving them the news and entertainment that they value.

We believe there are no forms of media too old to thrive or too young to take off. Meanwhile, we are managing all our great franchises to expand their leadership and extend their reach.

We are a company whose great strength has always been getting ahead of change, instead of waiting until it is forced upon us. We are always adapting and developing and looking for ways to improve our quality and expand our presence.

With every passing day, the media is playing a larger and larger role in the lives of people across the world. The teenager in Shanghai watching his favorite show on his mobile device and the 50-year-old investment banker in Los Angeles using hers to look for market updates have one thing in common: they want the news and entertainment that reflects their particular interests... they want it when they want it... and they want it delivered on the platforms most convenient for their individual lifestyles. They are willing to pay, but they are only willing to pay for what they value.



These trends affect all markets. In developing nations such as India and China, hundreds of millions of people are entering the middle class and becoming consumers of news and entertainment. Around the world, people constantly and rightly demand more and better – whether it be high-definition video recorders to watch their favorite movies at home, news delivered to their mobile devices, a television channel devoted to the particular team or sport they follow, or the new 3-D film technologies that will find their way eventually to television. This new digital world is an enormous opportunity, and we continue to change News Corporation to take advantage of it.

As we work to provide our customers with the quality they expect from our brands, we are fortunate to have a terrific management team. This team has been strengthened with the return of Chase Carey as president and chief operating officer. Chase has a long track record in the industry, having served as the highly successful chief executive officer of DIRECTV after long stints at FOX and our corporate office. He has proved both inside and outside of News Corporation that he knows how to build audiences, manage complex staffs, and operate businesses profitably. I am confident Chase will use those talents to ensure the Company takes full advantage of the incredible opportunities before us across all of our businesses.

As chairman and chief executive of Europe and Asia, James Murdoch is responsible for looking for new ways to make the digital future work for us in key global markets. At News International in London, Rebekah Wade has been promoted to managing director. Rebekah has proved herself a great executive in 10 years as editor of *The Sun,* and she will be taking her success there to all of our U.K. newspapers.

We have also created a new position within the company – chief digital officer – and brought in Jonathan Miller to fill it. He is already making his mark across our global digital portfolio, tackling head-on the restructuring at MySpace and our other digital media properties, as well as leading a company-wide effort to establish a new economic model to transition all of our print properties to a profitable digital future.



FOX SPORTS
NFL

the way
to compete
is to provide the
quality consumers
value





powerful entertainment


Idol

audiences around the globe


SKY
SPORT


THE
sun


STAR PLUS
OFFICIAL WEBSITE
HOME
SHOWS
GALLERY
VIDEOS
INTERACTIVES
MON - FRI, 9 PM

quality journalism is not cheap




WALL



successful newspapers of the future will charge for their digital content


THE AUSTRALIAN
Business



For our news businesses, the challenge is clear: the digital revolution is changing print and television. Also, it will enable us to identify our customers and their wants and interests more clearly, which is why we are looking to build direct customer bases wherever possible. The more we know who is watching us on television or subscribing to our papers, the more opportunities we will have to generate revenue.

For our newspapers, this means that advertising alone will no longer have to pay all the bills. In addition to carrying advertising, successful newspapers of the future will charge for their content.

And our stable of newspapers is very successful. In Australia, in addition to the leading national paper – *The Australian* – we have many other titles that are close to their communities and offer many vital local services. In Britain, *The Times* has made great progress in taking the lead in attracting upscale, young readers. In the U.S., *The Wall Street Journal* is the only newspaper that has actually expanded both its print and online subscriptions during this recession – making *WSJ.com* the world's most successful paid news site.

Quality journalism is not cheap. Within the industry, people have come to recognize that when you give your hard-earned copyright away for free, you are undermining your ability to produce good journalism. I believe the increase we have seen in our *Journal* subscriptions since we acquired the paper shows that our readers recognize and are willing to pay for that quality.


FOX

fair and balanced



the undisputed leader in cable news

Readers are also looking for convenience. Today there can be no rigid template for all readers – and we may even be beyond the idea of a "typical" subscriber. They all have different needs, and many of them increasingly rely on their mobile devices for personalized services. In addition to offering the *Journal* in its traditional print form – where demand is still growing – you can also read the *Journal* on your mobile device, on your e-reader, and on your computer. In the future, we see subscribers paying modest fees to get the news they want delivered in a way that is most convenient for their lifestyles – and we believe the more specialized the news, the less modest the fees.

When it comes to television, we are particularly encouraged by the strength of our cable network programming businesses, where full-year operating income increased by 32% to $1.7 billion.

Our audience is large and growing. In U.S. cable, our Big Ten Network has gained distribution on all major pay-TV platforms in the Big Ten markets and is already profitable in its second season. The FOX Business Network has seen its subscribers surge to more than 50 million, well ahead of our targets. FOX News Channel has seen its ratings skyrocket – to the point where it now has as many viewers as all other cable news networks combined. People increasingly want to watch FOX News, and its operating profit was a full 50% higher than 2008.


FOX BUSINESS

strong
brands in
international
markets


SKY
TG24





We're seeing even more growth abroad. We believe that having strong brands with a good foothold in international markets that are just opening up gives us a chance to grow. At Fox International Channels, we have added more than three dozen additional channels in Europe, Latin America and Asia. And profits are rising strongly.

When it comes to broadcast television, clearly the model is challenged. Good programming is expensive and can no longer be supported solely by advertising revenues. In a three-network universe, broadcasters could offer advertisers a mass market. Today, with the exception of mega-events such as the *Super Bowl* and primetime juggernauts like *American Idol*, the audience is fragmenting. Viewers are no longer loyal to particular channels. Their loyalty is to programs. We need to get more value for our event programming and build new distribution models that generate real value in a digital world. We are in a good position to do this given that FOX Broadcasting just proudly finished its fifth consecutive season as the number one U.S. television network among the most desired demographic, Adults 18-49.

Our pay-TV business in Europe is a good example of what we need to do in other parts of the Company: provide consumers with premium products and advanced technology they cannot get elsewhere for a subscription. In Italy, for example, despite increased taxes, high competition, and a dismal economy, SKY Italia has grown its revenues and broadened its market penetration to 4.8 million subscribers. One big reason people are willing to pay for SKY Italia is that it is the only company in Italy to offer sophisticated digital video recorders, allowing customers to save their favorite movies and shows in high-definition.


NATIONAL GEOGRAPHIC CHANNEL
a constant demand for
more and better



In Britain, our equity affiliate BSkyB's lead in high-definition personal recording and broadband services has been a catalyst for increased subscriptions. BSkyB is also the fastest growing telephony business in the United Kingdom.

In Germany, our equity affiliate Sky Deutschland intends to bring the same high service and premium products that have done so well in other European markets to perhaps the continent's richest economy.

It's not just Western markets, either. In Turkey, our national television station is growing strongly, and we expect it soon to be profitable. In the world's largest democracy, STAR India is now a true national broadcaster of Hindi entertainment. Of the country's 20 major language groups, we now reach half. With our recent launch of STAR Jupiter in Southern India, we will only increase our regional strength.




SKY SPORTS

compelling
films
with robust
profits


Marley

Finally, in Filmed Entertainment, although we knew we would be below 2008's record numbers, we did enjoy a very good second half of the year with major releases beginning with *Marley & Me* and *Taken*. More recently, we've had hits with *Night at the Museum: Battle of the Smithsonian*, *X-Men Origins: Wolverine*, and the blockbuster *Ice Age: Dawn of the Dinosaurs*, the highest grossing animated film ever outside the U.S. Together, these three releases have grossed more than one and a half billion dollars to date, and they are poised to generate robust profits in secondary markets in the coming year. Box-office receipts for the first half of the calendar year are up seven percent over 2008 industry-wide, thanks in good part to the popularity of 3-D. We have high expectations for James Cameron's 3-D film *Avatar* and the *Alvin and the Chipmunks* sequel – both planned for this coming Christmas. These will be followed by a very promising and full slate of new films for 2010.


Oscar winning

We are excited about our future. As a creative media company with global operations, we are taking a hard look at every one of our businesses with a renewed sense of urgency and focus. We will work together to change some of our business models and turn old assumptions on their heads.

A media company lives or dies by the creativity of its people. We may live in a more competitive world, but the new customers we are gaining for our products – for our books and newspapers, for our broadcast and cable programming, for our satellite services, for our films, for our marketing services, for our digital media – tell us that people value our products and want more. And the talent that we continue to attract at all levels shows that our Company is a beacon for the smartest and most creative minds in this business.

If a company works hard to give its customers products they can't get anywhere else at prices they think are fair, they will reward that company with their business and their loyalty. News Corporation will honor that loyalty by continuing to create with a belief that our viewers and readers know best what they want to watch and read.

Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation



turning old assumptions on their heads

Direct Broadcast Satellite Television

Europe

SKY Italia
- Sky Sport
- Sky Calcio
- Sky Cinema
- Sky TG24

British Sky Broadcasting 39%
- Artsworld
- Sky News
- Sky Sports
- Sky Travel
- Sky One
- Sky Movies

Sky Deutschland 38%

Asia

TATA SKY 20%
Hathway Cable and Datacom 22%

Australia and New Zealand

FOXTEL 25%
Sky Network Television Limited 44%

Newspapers and Information Services

United States

The Wall Street Journal
Dow Jones Newswires
Dow Jones Indexes
Factiva
Barron's
MarketWatch
Dow Jones Financial Information Services
Dow Jones Client Solutions
Dow Jones Local Media Group
SmartMoney 50%
New York Post
Community Newspaper Group

Europe

The Times
The Sunday Times
The Sun
News of the World
thelondonpaper
The Wall Street Journal Europe
STOXX 33%
eFinancialNews
The Times Literary Supplement

Australia

Almost 150 national, metropolitan, suburban, regional and Sunday titles, including the following:
- The Australian
- The Weekend Australian
- The Daily Telegraph
- The Sunday Telegraph
- Herald Sun
- Sunday Herald Sun
- The Courier-Mail
- Sunday Mail (Brisbane)
- The Advertiser
- Sunday Mail (Adelaide)
- The Mercury
- mX
- Sunday Tasmanian
- The Sunday Times
- Northern Territory News
- Sunday Territorian

Asia

The Wall Street Journal Asia
The Far Eastern Economic Review

Fiji

The Fiji Times
Sunday Times

Papua New Guinea

Post Courier 63%

Magazines and Inserts

United States and Canada

News America Marketing Group
- In-Store
- FSI (SmartSource Magazine)
- SmartSource iGroup
- News Marketing Canada

Book Publishing

United States, Canada, Europe, New Zealand and Australia

HarperCollins Publishers

Asia

HarperCollins India 40%

Other

United States

Fox Interactive Media
- MySpace
- IGN Entertainment
- Fox Audience Network
- RottenTomatoes
- AskMen
- FoxSports.com
- Scout
- WhatIfSports
- kSolo
- Flektor
- Photobucket

Fox Mobile Entertainment
hulu 32%
Slingshot Labs

Europe

NDS 49%
London Property News 58%
Globrix 50%
BrandAlley UK 49%
News Outdoor Group
News Corporation Stations Europe
Multimedia Holdings 50%
milkround.com

Australia and New Zealand

National Rugby League 50%
News Digital Media
Rugby Union
realestate.com.au 58%

Asia

STAR DEN 50%

News Corporation As of June 30, 2009

News Corporation is a diversified global media company, which principally consists of the following:

Filmed Entertainment

United States

Fox Filmed Entertainment
- Twentieth Century Fox Film Corporation
- Fox 2000 Pictures
- Fox Searchlight Pictures
- Fox Music
- Twentieth Century Fox Home Entertainment
- Twentieth Century Fox Licensing and Merchandising
- Blue Sky Studios
- Twentieth Century Fox Television
- Fox Television Studios
- Twentieth Television

Latin America

Canal Fox

Television

United States

FOX Broadcasting Company
MyNetworkTV
Fox Television Stations

WNYW	New York, NY
WWOR	New York, NY
KTTV	Los Angeles, CA
KCOP	Los Angeles, CA
WFLD	Chicago, IL
WPWR	Chicago, IL
WTXF	Philadelphia, PA
KDFW	Dallas, TX
KDFI	Dallas, TX
WFXT	Boston, MA
WAGA	Atlanta, GA
WTTG	Washington, DC
WDCA	Washington, DC
WJBK	Detroit, MI
KRIV	Houston, TX
KTXH	Houston, TX
KSAZ	Phoenix, AZ
KUTP	Phoenix, AZ
WTVT	Tampa Bay, FL
KMSP	Minneapolis, MN
WFTC	Minneapolis, MN
WRBW	Orlando, FL
WOFL	Orlando, FL
WUTB	Baltimore, MD
WHBQ	Memphis, TN
KTBC	Austin, TX
WOGX	Gainesville, FL

Asia

STAR
STAR PLUS
STAR ONE
STAR CHINESE CHANNEL
STAR WORLD
STAR UTSAV
VIJAY
XING KONG
STAR CHINESE MOVIES
STAR MOVIES
STAR GOLD
STAR NEWS 26%
STAR ANANDA 26%
STAR MAJHA 26%
CHANNEL [V]
CHANNEL [V] THAILAND 49%
ESPN STAR SPORTS 50%
STAR Jupiter 81%
PHOENIX SATELLITE TELEVISION 18%

Australia and New Zealand

Premium Movie Partnership 20%

Cable Network Programming

United States

FOX News Channel
FOX Business Network
Fox Cable Networks
- FX
- Fox Movie Channel
- Fox Regional Sports Networks
- Fox Soccer Channel
- SPEED
- FUEL TV
- FSN
- Fox Reality Channel
- Fox College Sports

Fox International Channels
Big Ten Network 49%
Fox Pan American Sports 33%
National Geographic Channel – International 52%
National Geographic Channel – Domestic 67%
National Geographic Channel – Latin America 52%
National Geographic Channel – Europe 52%
STATS 50%

Australia

Premier Media Group 50%

Latin America

LAPTV 55%
Telecine 13%
Fox Telecolombia 51%

Global Energy Initiative

News Corporation is committed to becoming carbon neutral by 2010. In 2008, News Corporation's carbon footprint was 642,237 metric tons of carbon dioxide (or carbon dioxide equivalents). This analysis was conducted with Clear Carbon Consulting and was independently audited and verified by Cventure LLC. We will continue to measure our carbon footprint annually as we track our progress in reducing our greenhouse gas emissions and energy use.

For more information on News Corporation's energy work, carbon footprint methodology and efforts to engage audiences, business partners and employees on the issue of climate change, please visit http://www.newscorp.com/energy and http://gei.newscorp.com.

Greenhouse Gas Emissions by Geography



Australia 26%
United Kingdom 5%
Russia 5%
Italy 3%
Israel 3%
India 1%
Hong Kong 1%
Other 4%
United States 52%

Greenhouse Gas Emissions by Source



Purchased Energy 73%
Transport Fuel 11%
Business Air Travel 10%
Onsite Fuel 6%
Refrigerants <1%

Diversity

Diversity is a critical component of News Corporation's business strategy and we believe that integrating and supporting diversity development across all of our businesses is pivotal to our long-term success. Over the past decade, News Corporation's business leaders have continued and enhanced our commitment to diversity by significantly increasing the representation of minorities in our workforce, reaching out nationally to minority communities and boosting the amount of procurement dollars spent with minority-owned businesses. The scope of this work has broadened over the years and will continue to expand to meet the larger needs of News Corporation's businesses.

Stock Performance

The following graph compares the cumulative total return to stockholders of a $100 investment in News Corporation's Class A Common Stock and Class B Common Stock for the five-year period from June 30, 2004 through June 30, 2009, with a similar investment in the Standard & Poor's 500 Stock Index and the market value weighted returns of a Peer Group Index and assumes reinvestment of dividends. Since December 29, 2008, News Corporation's Class A Common Stock and Class B Common Stock have been listed and traded on The NASDAQ Global Select Market, its principal market, under the symbols "NWSA" and "NWS", respectively. Prior to December 29, 2008, Class A Common Stock and Class B Common Stock were listed and traded on the New York Stock Exchange ("NYSE") under the symbols "NWS.A" and "NWS", respectively. The Peer Group Index, which consists of media and entertainment companies that represent News Corporation's competitors in the industry, includes The Walt Disney Company, Time Warner Inc. (as adjusted for the spin-off of Time Warner Cable Inc.), CBS Corporation Class B common stock and Viacom Inc. Class B Common Stock (created on December 31, 2005 by the separation of the company formerly known as Viacom Inc. into two publicly held companies, CBS Corporation and Viacom Inc.). The removal of Time Warner Cable Inc. from Time Warner Inc for all periods did not have a material impact on the Peer Group Index performance for the periods presented.

Cumulative Stockholder Return for Five-Year Period Ended June 30, 2009



$175
$125
$75
$25
NWSA
NWS
S&P 500
Peer Group

	6/30/04	6/30/05	6/30/06	6/29/07	6/30/08	6/30/09
NWSA	$100	$ 99	$118	$132	$ 94	$ 58
NWS	$100	$ 95	$115	$131	$ 88	$ 62
S&P 500	$100	$106	$115	$139	$121	$ 89
Peer Group	$100	$ 95	$102	$123	$ 97	$ 71

Selected Financial Data

The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data" and the other financial information included elsewhere herein.

For the years ended June 30,	2009[1]	2008[1]	2007[1]	2006[2]	2005[3]
	(in millions, except per share data)				
Statement of Operations Data:					
Revenues	$30,423	$32,996	$28,655	$25,327	$23,859
Operating (loss) income	(5,650)	5,381	4,452	3,868	3,564
(Loss) income from continuing operations	(3,378)	5,387	3,426	2,812	2,128
Net (loss) income	(3,378)	5,387	3,426	2,314	2,128
Basic (loss) income from continuing operations per share:[4][5]	$ (1.29)	$ 1.82			
Class A			$ 1.14	$ 0.92	$ 0.74
Class B			$ 0.95	$ 0.77	$ 0.62
Diluted (loss) income from continuing operations per share:[4][5]	$ (1.29)	$ 1.81			
Class A			$ 1.14	$ 0.92	$ 0.73
Class B			$ 0.95	$ 0.77	$ 0.61
Basic (loss) earnings per share:[4][5]	$ (1.29)	$ 1.82			
Class A			$ 1.14	$ 0.76	$ 0.74
Class B			$ 0.95	$ 0.63	$ 0.62
Diluted (loss) earnings per share:[4][5]	$ (1.29)	$ 1.81			
Class A			$ 1.14	$ 0.76	$ 0.73
Class B			$ 0.95	$ 0.63	$ 0.61
Cash dividend per share:[4][5][6]	$ 0.12				
Class A		$ 0.12	$ 0.12	$ 0.13	$ 0.10
Class B		$ 0.11	$ 0.10	$ 0.13	$ 0.04

As of June 30,	2009	2008	2007	2006	2005
	(in millions)				
Balance Sheet Data:					
Cash and cash equivalents	$ 6,540	$ 4,662	$ 7,654	$ 5,783	$ 6,470
Total assets	53,121	62,308	62,343	56,649	54,692
Borrowings	14,289	13,511	12,502	11,427	10,999

(1) See Notes 2, 3, 4, 6 and 9 to the Consolidated Financial Statements of News Corporation for information with respect to significant acquisitions, disposals, changes in accounting, impairment charges, restructuring charges and other transactions during fiscal 2009, 2008 and 2007.

(2) Fiscal 2006 results included the dispositions of TSL Education Ltd. and Sky Radio Limited. The Company recorded gains totaling approximately $515 million on these transactions, which were included in gain on disposition of discontinued operations in the consolidated statements of operations for the fiscal year ended June 30, 2006. In addition, the Company adopted Emerging Issues Tax Force ("EITF") Topic No. D-108, "Use of the Residual Method to Value Acquired Assets Other Than Goodwill" ("EITF D-108") during fiscal 2006. As a result of the adoption, the Company recorded a charge of $1.6 billion ($1 billion net of tax, or ($0.33) per diluted share of Class A Common Stock and ($0.28) per diluted share of Class B Common Stock) in fiscal 2006, to reduce the intangible balances attributable to its television station licenses.

(3) Fiscal 2005 results included the Company's acquisition of the remaining non-controlling interest in Fox Entertainment Group, Inc. by issuing approximately 357 million shares of the Company's Class A Common Stock, valued at approximately $6.3 billion. Fiscal 2005 also included the acquisition of the approximate 58% interest in Queensland Press Pty Limited the Company did not already own through the acquisition of the Cruden Group of companies (the "Cruden Group"). The consideration for the acquisition of the Cruden Group was the issuance of approximately 61 million shares of the Company's Class B Common Stock, valued at approximately $1.0 billion and the assumption of approximately $400 million of debt.

(4) Basic and diluted earnings from continuing operations per share, basic and diluted earnings per share and cash dividend per share reflect per share amounts based on the adjusted share amounts to reflect the November 12, 2004 one-for-two share exchange in the reincorporation of News Corporation.

(5) Shares of the Class A Common Stock carried rights to a greater dividend than shares of the Class B Common Stock through fiscal 2007. As such, for the periods through fiscal 2007, net income available to the Company's stockholders was allocated between shares of Class A Common Stock and Class B Common Stock. The allocation between these classes of common stock was based upon the two-class method. Subsequent to the final fiscal 2007 dividend payment, shares of Class A Common Stock ceased to carry any rights to a greater dividend than shares of Class B Common Stock. See Notes 2 and 20 to the Consolidated Financial Statements of News Corporation for further discussion.

(6) The Company's Board of Directors (the "Board") currently declares an interim and final dividend each fiscal year. The final dividend is determined by the Board subsequent to the fiscal year end. The total dividends declared related to both fiscal 2009 and fiscal 2008 results were $0.12 per share of Class A Common Stock and Class B Common Stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This document contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act of 1933, as amended. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things, trends affecting the Company's financial condition or results of operations. The readers of this document are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. More information regarding these risks, uncertainties and other factors is set forth under the heading "Risk Factors" in Item 1A of the Annual Report on Form 10-K (the "Annual Report"). The Company does not ordinarily make projections of its future operating results and undertakes no obligation (and expressly disclaims any obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review this document and the other documents filed by the Company with the Securities and Exchange Commission (the "SEC"). This section should be read together with the audited Consolidated Financial Statements of News Corporation and related notes set forth elsewhere in this Annual Report.

Introduction

Management's discussion and analysis of financial condition and results of operations is intended to help provide an understanding of News Corporation and its subsidiaries' (together "News Corporation" or the "Company") financial condition, changes in financial condition and results of operations. This discussion is organized as follows:

- ***Overview of the Company's Business***–This section provides a general description of the Company's businesses, as well as developments that occurred either during fiscal 2009 or early fiscal 2010 that the Company believes are important in understanding its results of operations and financial condition or to disclose known trends.
- ***Results of Operations***–This section provides an analysis of the Company's results of operations for the three fiscal years ended June 30, 2009. This analysis is presented on both a consolidated and a segment basis. In addition, a brief description is provided of significant transactions and events that impact the comparability of the results being analyzed.
- ***Liquidity and Capital Resources***–This section provides an analysis of the Company's cash flows for the three fiscal years ended June 30, 2009, as well as a discussion of the Company's outstanding debt and commitments, both firm and contingent, that existed as of June 30, 2009. Included in the discussion of outstanding debt is a discussion of the amount of financial capacity available to fund the Company's future commitments and obligations, as well as a discussion of other financing arrangements.
- ***Critical Accounting Policies***–This section discusses accounting policies considered important to the Company's financial condition and results of operations, and which require significant judgment and estimates on the part of management in application. In addition, Note 2 to the accompanying Consolidated Financial Statements of News Corporation summarizes the Company's significant accounting policies, including the critical accounting policy discussion found in this section.

Overview of the Company's Business

The Company is a diversified global media company, which manages and reports its businesses in eight segments:

- **Filmed Entertainment**, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production and licensing of television programming worldwide.
- **Television**, which, principally consists of the operation of 27 full power broadcast television stations, including nine duopolies, in the United States (of these stations, 17 are affiliated with the Fox Broadcasting Company ("FOX"), and ten are affiliated with MyNetworkTV), the broadcasting of network programming in the United States and the development, production and broadcasting of television programming in Asia.
- **Cable Network Programming**, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite operators primarily in the United States.
- **Direct Broadcast Satellite Television**, which consists of the distribution of basic and premium programming services via satellite and broadband directly to subscribers in Italy.
- **Magazines and Inserts**, which principally consists of the publication of free-standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and the provision of in-store marketing products and services, primarily to consumer packaged goods manufacturers in the United States and Canada.
- **Newspapers and Information Services**, which principally consists of the publication of four national newspapers in the United Kingdom, the publication of approximately 146 newspapers in Australia, the publication of a metropolitan newspaper and a national newspaper (with international editions) in the United States and the provision of information services.
- **Book Publishing**, which principally consists of the publication of English language books throughout the world.
- **Other**, which principally consists of Fox Interactive Media ("FIM"), which operates the Company's Internet activities and News Outdoor, an advertising business which offers display advertising in outdoor locations primarily throughout Russia and Eastern Europe.

Filmed Entertainment

The Filmed Entertainment segment derives revenue from the production and distribution of feature motion pictures and television series. In general, motion pictures produced or acquired for distribution by the Company are exhibited in U.S. and foreign theaters, followed by home entertainment, video-on-demand and pay-per-view television, premium subscription television, network television and basic cable and syndicated television exploitation. Television series initially produced for the networks and first-run syndication are generally licensed to domestic and international markets concurrently and subsequently released in seasonal DVD box sets. More successful series are later syndicated in domestic markets. The length of the revenue cycle for television series will vary depending on the number of seasons a series remains in active production and, therefore, may cause fluctuations in operating results. License fees received for television exhibition (including international and U.S. premium television and basic cable television) are recorded as revenue in the period that licensed films or programs are available for such exhibition, which may cause substantial fluctuations in operating results.

The revenues and operating results of the Filmed Entertainment segment are significantly affected by the timing of the Company's theatrical and home entertainment releases, the number of its original and returning television series that are aired by television networks and the number of its television series in off-network syndication. Theatrical and home entertainment release dates are determined by several factors, including timing of vacation and holiday periods and competition in the marketplace. The distribution windows for the release of motion pictures theatrically and in various home entertainment formats have been compressing and may continue to change in the future. A further reduction in timing between theatrical and home entertainment releases could adversely affect the revenues and operating results of this segment.

The Company enters into arrangements with third parties to co-produce many of its theatrical productions. These arrangements, which are referred to as co-financing arrangements, take various forms. The parties to these arrangements include studio and non-studio entities, both domestic and foreign. In several of these agreements, other parties control certain distribution rights. The Filmed Entertainment segment records the amounts received for the sale of an economic interest as a reduction of the cost of the film, as the investor assumes full risk for that portion of the film asset acquired in these transactions. The substance of these arrangements is that the third-party investors own an interest in the film and, therefore, receive a participation based on the respective third-party investor's interest in the profits or losses incurred on the film. Consistent with the requirements of Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"), the estimate of a third-party investor's interest in profits or losses incurred on the film is determined by reference to the ratio of actual revenue earned to date in relation to total estimated ultimate revenues.

Operating costs incurred by the Filmed Entertainment segment include: exploitation costs, primarily theatrical prints and advertising and home entertainment marketing and manufacturing costs; amortization of capitalized production, overhead and interest costs; and participations and talent residuals. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

The Company competes with other major studios, such as Disney, Paramount, Sony, Universal, Warner Bros. and independent film producers in the production and distribution of motion pictures and DVDs. As a producer and distributor of television programming, the Company competes with studios, television production groups and independent producers and syndicators, such as Disney, Sony, NBC Universal, Warner Bros. and Paramount Television, to sell programming both domestically and internationally. The Company also competes to obtain creative talent and story properties, which are essential to the success of the Company's filmed entertainment businesses.

Television and Cable Network Programming

The Company's U.S. television operations primarily consist of the FOX, MyNetworkTV, Inc. ("MyNetworkTV") and the 27 television stations owned by the Company. The Company's international television operations consist primarily of STAR Group Limited ("STAR").

The U.S. television operations derive revenues primarily from the sale of advertising. Adverse changes in general market conditions for advertising may affect revenues. The U.S. television broadcast environment is highly competitive and the primary methods of competition are the development and acquisition of popular programming. Program success is measured by ratings, which are an indication of market acceptance, with the top rated programs commanding the highest advertising prices. FOX and MyNetworkTV compete for audience, advertising revenues and programming with other broadcast networks, such as CBS, ABC, NBC and The CW, independent television stations, cable program services, as well as other media, including DVDs, video games, print and the Internet. In addition, FOX and MyNetworkTV compete with the other broadcast networks to secure affiliations with independently owned television stations in markets across the country.

The television stations owned by the Company compete for programming, audiences and advertising revenues with other television stations and cable networks in their respective coverage areas and, in some cases, with respect to programming, with other station groups, and in the case of advertising revenues, with other local and national media. The competitive position of the television stations owned by the Company is largely influenced by the strength of FOX and MyNetworkTV, and, in particular, the prime-time viewership of the respective network, as well as the quality of the programming of FOX and MyNetworkTV.

In Asia, STAR's channels are primarily distributed to local cable operators or other pay-television platform operators for distribution to their subscribers. STAR derives its revenue from the sale of advertising time and affiliate fees from these pay-television platform operators.

The Company's U.S. cable network operations primarily consist of the Fox News Channel ("FOX News"), the FX Network ("FX"), the Regional Sports Networks ("RSNs"), the National Geographic Channels, SPEED and the Big Ten Network. The Company's international cable networks consist of the Fox International Channels ("FIC") with operations primarily in Latin America, Europe and Asia.

Generally, the Company's cable networks, which target various demographics, derive a majority of their revenues from monthly affiliate fees received from cable television systems and direct broadcast satellite ("DBS") operators based on the number of their subscribers. Affiliate fee revenues are net of the amortization of cable distribution investments (capitalized fees paid to a cable operator or DBS operator to facilitate the launch of a cable network). The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period. Cable television and DBS are currently the predominant means of distribution of the Company's program services in the United States. Internationally, distribution technology varies region by region.

The Company's cable networks compete for carriage on cable television systems, DBS systems and other distribution systems with other program services. A primary focus of competition is for distribution of the Company's cable network channels that are not already distributed by particular cable television or DBS systems. For such program services, distributors make decisions on the use of bandwidth based on various considerations, including amounts paid by programmers for launches, subscription fees payable by distributors and appeal to the distributors' subscribers.

The most significant operating expenses of the Television segment and the Cable Network Programming segment are the acquisition and production expenses related to programming and the production and technical expenses related to operating the technical facilities of the broadcaster or cable network. Other expenses include promotional expenses related to improving the market visibility and awareness of the broadcaster or cable network and its programming. Additional expenses include sales commissions paid to the in-house advertising sales force, as well as salaries, employee benefits, rent and other routine overhead expenses.

The Company has several multi-year sports rights agreements, including contracts with the National Football League ("NFL") through fiscal 2014, contracts with the National Association of Stock Car Auto Racing ("NASCAR") for certain races and exclusive rights for certain ancillary content through calendar year 2014, a contract with Major League Baseball ("MLB") through calendar year 2013 and a contract for the Bowl Championship Series ("BCS"), excluding the championship game, through fiscal year 2010. These contracts provide the Company with the broadcast rights to certain national sporting events during their respective terms. The costs of these sports contracts are charged to expense based on the ratio of each period's operating profit to estimated total operating profit for the remaining term of the contract.

The profitability of these long-term national sports contracts is based on the Company's best estimates at June 30, 2009 of directly attributable revenues and costs; such estimates may change in the future and such changes may be significant. Should revenues decline from estimates applied at June 30, 2009, additional amortization of rights may be recorded. Should revenues improve as compared to estimated revenues, the Company may have an improved operating profit related to the contract, which may be recognized over the estimated remaining contract term.

While the Company seeks to ensure compliance with federal indecency laws and related Federal Communications Commission ("FCC") regulations, the definition of "indecency" is subject to interpretation and there can be no assurance that the Company will not broadcast programming that is ultimately determined by the FCC to violate the prohibition against indecency. Such programming could subject the Company to regulatory review or investigation, fines, adverse publicity or other sanctions, including the loss of station licenses.

Direct Broadcast Satellite Television

The DBS segment's operations consist of SKY Italia, which provides basic and premium programming services via satellite and broadband directly to subscribers in Italy. SKY Italia derives revenues principally from subscriber fees. The Company believes that the quality and variety of video, audio and interactive programming, quality of picture, access to service, customer service and price are the key elements for gaining and maintaining market share. SKY Italia's competition includes companies that offer video, audio, interactive programming, telephony, data and other information and entertainment services, including broadband Internet providers, digital terrestrial transmission ("DTT") services, wireless companies and companies that are developing new media technologies. The Company is currently prohibited from providing a pay DTT service under regulations of the European Commission.

SKY Italia's most significant operating expenses are those related to the acquisition of entertainment, movie and sports programming and subscribers and the production and technical expenses related to operating the technical facilities. Operating expenses related to sports programming are generally recognized over the course of the related sport season, which may cause fluctuations in the operating results of this segment.

Magazines and Inserts

The Magazine and Inserts segment derives revenues from the sale of advertising space in free-standing inserts, in-store marketing products and services, promotional advertising and production fees. Adverse changes in general market conditions for advertising may affect revenues. Operating expenses for the Magazine and Inserts segment include paper, promotional, printing, retail commissions, distribution and production costs. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

Newspapers and Information Services

The Newspapers and Information Services segment derives revenues primarily from the sale of advertising space and the sale of published newspapers and subscriptions. Adverse changes in general market conditions for advertising may affect revenues. Circulation revenues can be greatly affected by changes in the cover prices of the Company's and/or competitors' newspapers, as well as by promotional activities.

Operating expenses for the Newspapers and Information Services segment include costs related to newsprint, ink, printing costs and editorial content. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

The Newspapers and Information Services segment's advertising volume, circulation and the price of newsprint are the key variables whose fluctuations can have a material effect on the Company's operating results and cash flow. The Company has to anticipate the level of advertising volume, circulation and newsprint prices in managing its businesses to maximize operating profit during expanding and contracting economic cycles. Newsprint is a basic commodity and its price is sensitive to the balance of supply and demand. The Company's costs and expenses are affected by the cyclical increases and decreases in the price of newsprint. The newspapers published by the Company compete for readership and advertising with local and national newspapers and also compete with television, radio, Internet and other media alternatives in their respective markets. Competition for newspaper circulation is based on the news and editorial content of the newspaper, service, cover price and, from time to time, various promotions. The success of the newspapers published by the Company in competing with other newspapers and media for advertising depends upon advertisers' judgments as to the most effective use of their advertising budgets. Competition for advertising among newspapers is based upon circulation levels, readership levels, reader demographics, advertising rates and advertiser results. Such judgments are based on factors such as cost, availability of alternative media, circulation and quality of readership demographics. In recent years, the newspaper industry has experienced difficulty increasing circulation volume and revenues. This is due to, among other factors, increased competition from new media formats and sources, and shifting preferences among some consumers to receive all or a portion of their news from sources other than a newspaper.

The Newspapers and Information Services segment also derives revenue from the provision of subscriber-based information services and the licensing of products and content to third-parties. Losses in the number of subscribers for these information services may affect revenues. The information services provided by the Company also compete with other media sources (free and subscription-based) and new media formats. Licensing revenues depend on new and renewed customer contracts, and may be affected if the Company is unable to generate new licensing business or if existing customers renew for lesser amounts, terminate early or forego renewal.

The Company believes that competition from new media formats and sources and shifting consumer preferences will continue to pose challenges within the Newspapers and Information Services industries.

Book Publishing

The Book Publishing segment derives revenues from the sale of general and children's books in the United States and internationally. The revenues and operating results of the Book Publishing segment are significantly affected by the timing of the Company's releases and the number of its books in the marketplace. The book publishing marketplace is subject to increased periods of demand in the summer months and during the end-of-year holiday season. This market place continues to change due to technical innovations, electronic book devices and other factors. Each book is a separate and distinct product, and its financial success depends upon many factors, including public acceptance.

Major new title releases represent a significant portion of the Company's sales throughout the fiscal year. Consumer books are generally sold on a fully returnable basis, resulting in the return of unsold books. In the domestic and international markets, the Company is subject to global trends and local economic conditions.

Operating expenses for the Book Publishing segment include costs related to paper, printing, authors' royalties, editorial, art and design expenses. Selling, general and administrative expenses include promotional expenses, salaries, employee benefits, rent and other routine overhead.

Other

The Other segment consists primarily of:

FIM

FIM sells advertising, sponsorships and subscription services on the Company's various digital media properties. Significant FIM expenses include development costs, advertising and promotional expenses, salaries, employee benefits and other routine overhead. The Company's digital media properties include the social networking site MySpace.com, IGN.com, RottenTomatoes.com, Askmen.com and Photobucket.com. FIM also has a search technology and services agreement with Google which expires in August 2010.

News Outdoor

News Outdoor sells outdoor advertising space on various media, primarily in Russia and Eastern Europe. Significant expenses associated with the News Outdoor business include site lease costs, direct production, maintenance and installation expenses, salaries, employee benefits and other routine overhead. The Company has announced that it intends to explore strategic options for News Outdoor in connection with News Outdoor's continued development plans. The strategic options include, but are not limited to, exploring the opportunity to expand News Outdoor's existing shareholder group through new partners. No agreement has yet been entered into with respect to any transaction.

Other Business Developments

In July 2008, the Company completed the sale of eight of its owned-and-operated FOX network affiliated television stations (the "Stations") for approximately $1 billion in cash. The Stations included: WJW in Cleveland, OH; KDVR in Denver, CO; KTVI in St. Louis, MO; WDAF in Kansas City, MO; WITI in Milwaukee, WI; KSTU in Salt Lake City, UT; WBRC in Birmingham, AL; and WGHP in Greensboro, NC. In connection with the transaction, the Stations entered into new affiliation agreements with the Company to receive network programming and assumed existing contracts with the Company for syndicated programming. In addition, the Company recorded a gain of approximately $232 million in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2009.

In October 2008, the Company purchased VeriSign Inc.'s minority share of the Jamba joint venture for approximately $193 million in cash, increasing the Company's interest to 100%. During fiscal 2009, the Company recorded an impairment charge relating to Jamba's goodwill and finite-lived intangible assets. (See Note 9 to the Consolidated Financial Statements of News Corporation)

During fiscal 2009, the Company entered into an agreement with Sky Deutschland AG (formerly Premiere AG) ("Sky Deutschland") and the bank syndicate of Sky Deutschland to provide Sky Deutschland with a new financing structure and additional capital through two equity capital increases. The first and second equity capital increases were structured as rights issues and were completed in January 2009 and April 2009, respectively. In the first equity capital increase, the Company purchased additional shares of Sky Deutschland for approximately $33 million. In the second equity capital increase, the Company purchased additional shares of Sky Deutschland for approximately $150 million, increasing the Company's ownership percentage in Sky Deutschland to 30.5%. As a result of the rights issues and other transactions, the Company invested an aggregate of approximately $300 million in shares of Sky Deutschland during fiscal 2009 and, as of June 30, 2009, the Company had an approximate 38% ownership interest in Sky Deutschland.

Since June 30, 2009, the Company acquired additional shares of Sky Deutschland, increasing its ownership to 39.96% as of August 5, 2009.

In February 2009, the Company, two newly incorporated subsidiaries of funds advised by Permira Advisers LLP (the "Permira Newcos") and the Company's then majority-owned, publicly-held subsidiary, NDS Group plc ("NDS"), completed a transaction pursuant to which all issued and outstanding NDS Series A ordinary shares, including those represented by American Depositary Shares traded on The NASDAQ Stock Market, were acquired for per-share consideration of $63 in cash (the "NDS Transaction"). As part of the transaction, approximately 67% of the NDS Series B ordinary shares held by the Company were exchanged for $63 per share in a mix of approximately $1.5 billion in cash, which included $780 million of cash retained upon the deconsolidation of NDS, and a $242 million vendor note. As a result of the transaction, NDS ceased to be a public company and the Permira Newcos and the Company now own approximately 51% and 49% of NDS, respectively. The Company's remaining interest in NDS is accounted for under the equity method of accounting. A gain of $1.2 billion was recognized on the sale of the Company's interest and is included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2009.

Impact of the Current Economic Environment

The United States and global economies are currently undergoing a period of economic uncertainty, and the related capital markets are experiencing significant disruption. In certain of the markets in which the Company's businesses operate there has been a weakening in the economic climate due to housing market downturns and tightening of global credit markets resulting in pressure on labor markets, retail sales and consumer confidence. These recent economic trends have adversely impacted advertising revenues at the Company's Television, Newspapers and Information Services and Other segments, as well as the retail sales of books and DVDs.

Results of Operations

Results of Operations—Fiscal 2009 versus Fiscal 2008

The following table sets forth the Company's operating results for fiscal 2009 as compared to fiscal 2008.

For the years ended June 30,	2009	2008	Change	% Change
	($ millions)			
Revenues	**$ 30,423**	**$ 32,996**	**$ (2,573)**	**(8)%**
Expenses:				
Operating	19,563	20,531	(968)	(5)%
Selling, general and administrative	6,164	5,984	180	3%
Depreciation and amortization	1,138	1,207	(69)	(6)%
Impairment charges	8,896	—	8,896	**
Other operating charges (income)	312	(107)	419	**
Total operating (loss) income	**(5,650)**	**5,381**	**(11,031)**	**
Equity (losses) earnings of affiliates	(309)	327	(636)	**
Interest expense, net	(927)	(926)	(1)	**
Interest income	91	246	(155)	(63)%
Other, net	1,256	2,293	(1,037)	(45)%
(Loss) income before income tax expense and minority interest in subsidiaries	**(5,539)**	**7,321**	**(12,860)**	**
Income tax benefit (expense)	2,229	(1,803)	4,032	**
Minority interest in subsidiaries, net of tax	(68)	(131)	63	(48)%
Net (loss) income	**$ (3,378)**	**$ 5,387**	**$ (8,765)**	**
Diluted (loss) earnings per share	$ (1.29)	$ 1.81	$ (3.10)	**

** not meaningful

Overview—The Company's revenues decreased 8% for the fiscal year ended June 30, 2009 as compared to the fiscal year ended June 30, 2008. The decrease was primarily due to revenue decreases at the Television, Filmed Entertainment and Other segments, as well as unfavorable foreign exchange fluctuations. Television segment revenues decreased primarily due to the absence of revenues from the Stations sold in July 2008, lower advertising revenues as a result of general weakness in the advertising markets and the absence of revenue from the Super Bowl which was broadcast on FOX during the fiscal year ended June 30, 2008. The decrease at the Filmed Entertainment segment was primarily due to decreased worldwide home entertainment and theatrical revenues. The Other segment's revenue decrease reflects the sale of a portion of the Company's ownership stake in NDS in February 2009. As a result of the sale, the Company's portion of NDS operating results subsequent to February 5, 2009 is included within Equity (losses) earnings of affiliates. These decreases were partially offset by increased revenues at the Cable Network Programming segment, primarily due to an increase in net affiliate revenues.

Operating expenses for the fiscal year ended June 30, 2009 decreased 5% as compared to the fiscal year ended June 30, 2008. The decrease was primarily due to decreased amortization of production and participation costs and lower home entertainment manufacturing and marketing costs at the Filmed Entertainment segment, as well as favorable foreign currency fluctuations. Also contributing to these decreases was the absence of costs related to the Super Bowl and the Stations at the Television segment and the incremental decrease of costs related to NDS in the Other segment, reflecting the sale of a portion of the Company's ownership stake in February 2009. These decreases were partially offset by higher programming costs at the Cable Network Programming segment, higher programming costs due to increases in entertainment programming license fees at FOX, as well as costs associated with the return of several programs in fiscal 2009 which were not broadcast in fiscal 2008 due to the Writer's Guild of America strike in the Television segment and, in the Newspapers and Information Services segment, incremental expenses from Dow Jones & Company, Inc ("Dow Jones"), which was acquired in December 2007.

Selling, general and administrative expenses for the fiscal year ended June 30, 2009 increased approximately 3% as compared to fiscal 2008. The Newspapers and Information Services segment's cost increase for the fiscal year ended June 30, 2009 was primarily due to incremental expenses from Dow Jones. Also contributing to this increase were higher employee costs partially offset by favorable foreign currency fluctuations and decreased costs related to NDS and the Stations.

Depreciation and amortization decreased 6% for the fiscal year ended June 30, 2009 as compared to fiscal 2008. The decrease was primarily due to the absence of depreciation on the decommissioned U.K. printing presses included in fiscal 2008, which was partially offset by higher depreciation due to additional property, plant and equipment placed into service and incremental depreciation and amortization from the acquisition of Dow Jones.

Impairment charges

As discussed in Note 9 to the Consolidated Financial Statements of News Corporation, during the fiscal year ended June 30, 2009, the Company performed an interim impairment review in advance of its annual impairment assessment because the Company believed events had occurred and circumstances had changed that would more likely than not reduce the fair value of the Company's goodwill and indefinite-lived intangible assets below their carrying amounts. These events included: (a) the decline of the price of the Class A Common Stock and Class B Common Stock below the carrying value of the Company's stockholders' equity; (b) the reduced growth in advertising revenues; (c) the decline in the operating profit margins in some of the Company's advertising-based businesses; and (d) the decline in the valuations of other television stations, newspapers and advertising-based companies as determined by the current trading values of those companies. In addition, the Company also performed an annual impairment assessment of its goodwill and indefinite-lived intangible assets.

As a result of the impairment reviews performed, the Company recorded non-cash impairment charges of approximately $8.9 billion ($7.2 billion, net of tax) in the fiscal year ended June 30, 2009. The charges consisted of a write-down of the Company's indefinite-lived intangible assets (primarily FCC licenses in the Television segment) of $4.6 billion, a write-down of $4.1 billion of goodwill and a write-down of the Newspapers and Information Services segment's fixed assets of $185 million in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." As a result of the continued adverse economic conditions in the markets in which the Company conducts business, the Company will continue to monitor its goodwill, indefinite-lived intangible assets and long-lived assets for possible future impairment.

Other operating charges (income)

As discussed in Note 4 to the Consolidated Financial Statements of News Corporation, during the fiscal year ended June 30, 2009, certain of the markets in which the Company's businesses operate have experienced a weakening in the current economic climate which has adversely affected advertising revenue and other consumer driven spending. As a result, a number of the Company's businesses implemented a series of operational restructuring actions to address the Company's cost structure, including FIM, which is restructuring the Company's digital media properties to align resources more closely with business priorities. This restructuring program has included significant job reductions, both domestically and internationally, to enable the businesses to operate on a more cost effective basis. In conjunction with this restructuring program, the Company also eliminated excess facility requirements. In fiscal 2009, several other businesses of the Company implemented similar plans, including the U.K. and Australian newspapers, HarperCollins, MyNetworkTV and Fox Television Stations. During the fiscal year ended June 30, 2009, the Company recorded restructuring charges of approximately $312 million. During the fiscal year ended June 30, 2008, Other operating charges (income) included a gain related to the sale of a parcel of land in the United Kingdom of approximately $126 million, as well as a $19 million charge related to a redundancy program in the United Kingdom in connection with printing press upgrades.

Equity (losses) earnings of affiliates—Equity (losses) earnings of affiliates decreased $636 million for the fiscal year ended June 30, 2009 as compared to fiscal 2008. The decrease was primarily a result of the inclusion of losses from Sky Deutschland, principally representing a write-down of $422 million of the Company's investment in the fiscal year ended June 30, 2009. Also contributing to the decrease in earnings from equity affiliates was the absence of contributions from The DIRECTV Group, Inc. ("DIRECTV") due to the exchange of the Company's entire interest in DIRECTV to Liberty Media Corporation ("Liberty") in February 2008 and the disposition of the Company's entire interest in Gemstar-TV Guide International, Inc. ("Gemstar") in May 2008. These decreases were partially offset by higher contributions from British Sky Broadcasting Group plc ("BSkyB"), principally from reduced write-downs related to its ITV plc ("ITV") investment.

For the years ended June 30,	2009	2008 ($ millions)	Change	% Change
The Company's share of equity (losses) earnings of affiliates principally consists of:				
DBS equity affiliates	$(374)	$138	$(512)	**
Cable channel equity affiliates	59	98	(39)	(40)%
Other equity affiliates	6	91	(85)	(93)%
Total equity (losses) earnings of affiliates	$(309)	$327	$(636)	**

** not meaningful

Interest expense, net—Interest expense, net for the fiscal year ended June 30, 2009 was relatively consistent with the fiscal year ended June 30, 2008, as the issuance in November 2007 of $1.25 billion 6.65% Senior Notes due 2037 and the issuance in February 2009 of $700 million 6.90% Senior Notes due 2019 and $300 million 7.85% Senior Notes due 2039 were partially offset by the retirement of the Company's $350 million 6.625% Senior Notes due January 2008 and $200 million 7.38% Senior Notes due October 2008.

Interest income—Interest income decreased $155 million for the fiscal year ended June 30, 2009 as compared to the fiscal year ended June 30, 2008, primarily due to lower interest rates.

Other, net

For the years ended June 30,	2009	2008
	(in millions)	
Gain on sale of NDS shares[a]	$1,249	$ —
Gain on the sale of the Stations[a]	232	—
Loss on the sale of Polish television broadcaster[a]	(100)	—
Gain on Share Exchange Agreement[a]	—	1,676
Impairment of cost based investments[b]	(113)	(125)
Gain on sale of China Network Systems[b]	6	133
Gain on sale of Fox Sports Net Bay Area[b]	—	208
Gain on sale of Gemstar[b]	—	112
Change in fair value of exchangeable securities and other financial instruments[c]	77	307
Other	(95)	(18)
Total Other, net	$1,256	$2,293

(a) See Note 3 to the Consolidated Financial Statements of News Corporation.

(b) See Note 6 to the Consolidated Financial Statements of News Corporation.

(c) The Company has certain outstanding exchangeable debt securities which contain embedded derivatives. Pursuant to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), these embedded derivatives require separate accounting and, as such, changes in their fair value are recognized in Other, net in the consolidated statements of operations. A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company. (See Note 11 to the Consolidated Financial Statements of News Corporation.)

Income tax benefit (expense)—The Company's tax provision and related tax rate for the fiscal year ended June 30, 2009 were different from the statutory rate primarily due to the recognition of a non-cash benefit related to the reduction of accruals for uncertain positions resulting from the resolution of certain tax matters and a permanent difference on the gain on the sale of a portion of a subsidiary. The tax provision and tax rate for the fiscal year ended June 30, 2009 reflect these items, which were offset in part by the non-deductible goodwill included within the impairment charges taken in fiscal 2009.

The Company's tax provision and related tax rates for the fiscal year ended June 30, 2008 were also different from the statutory rate due to the closing of the tax-free exchange transaction with Liberty (See Note 3—Acquisitions, Disposals and Other Transactions to the Consolidated Financial Statements of News Corporation) and the reversal of previously deferred tax liabilities for DIRECTV and three RSNs. The exchange transaction with Liberty qualified as a tax-free split-off in accordance with Section 355 of the Internal Revenue Code of 1986, as amended, and, as a result, no income tax provision was recorded against the gain recorded on the transaction.

Minority interest in subsidiaries, net of tax—Minority interest expense decreased $63 million for the fiscal year ended June 30, 2009 as compared to the fiscal year ended June 30, 2008. This decrease was primarily due to a decrease in net income attributable to minority shareholders of NDS due to the reduction in the Company's ownership interest which resulted in the Company's remaining interest in NDS being accounted for under the equity method of accounting. Also contributing to this decrease was lower results at other majority-owned businesses.

Net (loss) income—Net income decreased for the fiscal year ended June 30, 2009 as compared to the fiscal year ended June 30, 2008. The decrease was primarily due to the impairment charges, other operating charges and revenue decreases noted above. Also contributing to the decrease in net income for the fiscal year ended June 30, 2009 was decreased earnings from equity affiliates noted above, as well as the absence of the tax-free gain on the exchange of DIRECTV in fiscal 2008. These decreases were partially offset by the gain on the NDS Transaction and the non-cash tax benefit noted above.

Segment Analysis:

The following table sets forth the Company's revenues and operating income by segment for fiscal 2009 as compared to fiscal 2008.

For the years ended June 30,	2009	2008	Change	% Change
	($ millions)			
Revenues:				
Filmed Entertainment	$ 5,936	$ 6,699	$ (763)	(11)%
Television	4,602	5,807	(1,205)	(21)%
Cable Network Programming	5,580	4,993	587	12%
Direct Broadcast Satellite Television	3,760	3,749	11	**
Magazines and Inserts	1,168	1,124	44	4%
Newspapers and Information Services	5,858	6,248	(390)	(6)%
Book Publishing	1,141	1,388	(247)	(18)%
Other	2,378	2,988	(610)	(20)%
Total revenues	**$30,423**	**$32,996**	**$ (2,573)**	**(8)%**
Operating income (loss):				
Filmed Entertainment	$ 848	$ 1,246	$ (398)	(32)%
Television	174	1,126	(952)	(85)%
Cable Network Programming	1,670	1,269	401	32%
Direct Broadcast Satellite Television	393	419	(26)	(6)%
Magazines and Inserts	353	352	1	**
Newspapers and Information Services	466	786	(320)	(41)%
Book Publishing	17	160	(143)	(89)%
Other	(363)	(84)	(279)	**
Total adjusted operating income[(1)]	**3,558**	**5,274**	**(1,716)**	**(33)%**
Impairment charges	(8,896)	—	(8,896)	**
Other operating (charges) income	(312)	107	(419)	**
Total operating (loss) income	**$ (5,650)**	**$ 5,381**	**$(11,031)**	**

** not meaningful

(1) Adjusted operating income excludes $8.9 billion of impairment charges and $312 million of Other operating charges for the fiscal year ended June 30, 2009. Adjusted operating income for the fiscal year ended June 30, 2008 excludes $107 million of Other operating income. A reconciliation of the reported operating (loss) income to Adjusted operating income (loss) is included in Note 19 to the Consolidated Financial Statements of News Corporation.

Filmed Entertainment (20% of the Company's consolidated revenues in fiscal 2009 and 2008)

For the fiscal year ended June 30, 2009, revenues at the Filmed Entertainment segment decreased $763 million, or 11%, as compared to fiscal 2008. The revenue decrease was primarily due to a decrease in worldwide home entertainment revenues from theatrical and television products, as well as a decrease in worldwide theatrical revenues as a result of the difficult comparisons to the revenues from *The Simpsons Movie* and *Live Free or Die Hard* released in the fiscal year ended June 30, 2008.

The fiscal year ended June 30, 2009 included the worldwide theatrical and home entertainment releases of *Taken* and *Marley & Me*, the home entertainment and pay television availability of *What Happens in Vegas* and *Horton Hears a Who!*, the worldwide pay television availability of *Juno* and *The Simpsons Movie*, the worldwide theatrical releases and the related initial releasing costs of *X-Men Origins: Wolverine* and *Night at the Museum: Battle of the Smithsonian* and the initial releasing costs of *Ice Age: Dawn of the Dinosaurs*. The fiscal year ended June 30, 2008 included the successful worldwide theatrical and home entertainment performances of *The Simpsons Movie*, *Alvin and the Chipmunks*, *Live Free or Die Hard*, *Juno* and *Fantastic Four: Rise of the Silver Surfer*. Also included in fiscal 2008 were the theatrical releases of *What Happens in Vegas*, *The Happening* and *Horton Hears a Who!* as well as their related initial releasing costs.

For the fiscal year ended June 30, 2009, the Filmed Entertainment segment's Operating income decreased $398 million, or 32%, as compared to fiscal 2008. The decrease was primarily due to the revenue decreases noted above, partially offset by lower theatrical releasing costs, decreased amortization of production and participation costs and lower home entertainment marketing and manufacturing costs.

Television (15% and 18% of the Company's consolidated revenues in fiscal 2009 and 2008, respectively)

The following discussion of Adjusted operating income for the Television segment for the fiscal year ended June 30, 2009 excludes $4.6 billion of the impairment charge and $23 million of the other operating charges discussed above. A reconciliation of the reported operating loss to Adjusted operating income is included in Note 19 to the Consolidated Financial Statements of News Corporation.

For the fiscal year ended June 30, 2009, Television segment revenues decreased $1,205 million, or 21%, as compared to the fiscal year ended June 30, 2008. The Television segment reported a decrease in Adjusted operating income for the fiscal year ended June 30, 2009 of $952 million from fiscal year ended June 30, 2008.

Revenues for the fiscal year ended June 30, 2009 at the Company's U.S. television operations decreased 22% as compared to the fiscal year ended June 30, 2008. The decrease was primarily due to the absence of revenues from the Stations sold in July 2008 of $294 million, lower advertising revenues at the television stations owned by the Company due to the general weakness in the advertising markets, with automotive advertising experiencing the largest decrease, and the absence of the Super Bowl and Emmy® Awards which were broadcast on FOX during the fiscal year ended June 30, 2008. Also contributing to the decrease in revenues were lower MLB post-season advertising revenues due to one less game broadcast and a decrease in NASCAR revenues due to lower ratings and fewer available commercial units. The revenue decreases were partially offset by an increase in political advertising revenues at the television stations owned by the Company. Adjusted operating income at the Company's U.S. television operations decreased for the fiscal year ended June 30, 2009 as compared to the fiscal year ended June 30, 2008. The decrease in Adjusted operating income was primarily the result of the revenue decreases noted above, as well as higher programming costs due to increased entertainment programming license fees and higher sports programming costs at FOX. The costs associated with the return of several programs in fiscal 2009 which were not broadcast in fiscal 2008 due to the Writer's Guild of America strike and the absence of $86 million of operating income from the Stations sold in July 2008. The Adjusted operating income decrease for the fiscal year ended June 30, 2009 was partially offset by lower costs for local sports rights due to fewer games broadcast at the television stations owned by the Company.

Revenues for the fiscal year ended June 30, 2009 at the Company's international television operations decreased as compared to the fiscal year ended June 30, 2008. The decrease was primarily due to a decline in India's advertising markets, lower syndication revenues and unfavorable foreign exchange fluctuations. Adjusted operating income at the Company's international television operations decreased for the fiscal year ended June 30, 2009 as compared to the fiscal year ended June 30, 2008. The decrease in Adjusted operating income was primarily due to the revenue decreases noted above, a settlement of approximately $30 million relating to the termination of a distribution agreement, higher programming costs due to the recent launch of regional channels in India and unfavorable foreign exchange fluctuations.

Cable Network Programming (18% and 15% of the Company's consolidated revenues in fiscal 2009 and 2008, respectively)

For the fiscal year ended June 30, 2009, revenues at the Cable Network Programming segment increased $587 million, or 12%, as compared to fiscal 2008. This increase was driven by higher net affiliate and advertising revenues at FOX News, the Company's international cable channels, the Big Ten Network and FX. The increases for the fiscal year ended June 30, 2009 were partially offset by revenue decreases at the RSNs of $143 million due to the divestiture of three RSNs to Liberty in February 2008.

For the fiscal year ended June 30, 2009, FOX News' revenues increased 26% as compared to fiscal 2008, primarily due to an increase in net affiliate and advertising revenues. Net affiliate revenues increased 61% as compared to fiscal 2008, primarily due to higher average rates per subscriber and lower cable distribution amortization as compared to fiscal 2008. Advertising revenues increased 1% as compared to fiscal 2008, primarily due to higher pricing and volume. As of June 30, 2009, FOX News reached approximately 97 million Nielsen households.

The Company's international cable channels' revenues increased 14% for the fiscal year ended June 30, 2009 as compared to fiscal 2008, primarily due to improved advertising and net affiliate revenues, as well as the launch of new international channels.

The Big Ten Network's revenue increase for the fiscal year ended June 30, 2009 was primarily due to a 53% increase in the number of subscribers from fiscal 2008, as the channel gained distribution on all major pay television platforms in the Big Ten markets in fiscal 2009.

FX's revenues increased 10% for the fiscal year ended June 30, 2009 as compared to fiscal 2008, driven by net affiliate and advertising revenue increases. Net affiliate revenues increased 7% for the fiscal year ended June 30, 2009 as a result of an increase in average rate per subscriber and the number of subscribers. Advertising revenues for the fiscal year ended June 30, 2009 increased 9% as compared to fiscal 2008 due to higher pricing and volume. As of June 30, 2009, FX reached approximately 95 million Nielsen households.

The RSNs' revenues decreased 2% for the fiscal year ended June 30, 2009 as compared to fiscal 2008, as increases in net affiliate revenues were more than offset by the absence of revenues from the divestiture of three RSNs to Liberty in February 2008 and lower advertising revenues.

For the fiscal year ended June 30, 2009, Operating income at the Cable Network Programming segment increased $401 million, or 32%, as compared to fiscal 2008, primarily due to the revenue increases noted above. The revenue increases were partially offset by a $186 million increase in operating expenses, primarily due to higher sports rights amortization and higher selling, general and administrative expenses, primarily due to the launch of new international channels. Also partially offsetting the Operating income increase was lower operating results at the RSNs, primarily due to the absence of $38 million of operating profit from the three RSNs that were divested to Liberty.

Direct Broadcast Satellite Television (12% and 11% of the Company's consolidated revenues in fiscal 2009 and 2008, respectively)

For the fiscal year ended June 30, 2009, SKY Italia revenues increased $11 million as compared with fiscal 2008, as revenue growth primarily attributed to an increase in the average subscriber base combined with a price increase and higher penetration of premium services was partially offset by unfavorable foreign currency fluctuations. SKY Italia had an increase of approximately 235,000 subscribers during fiscal 2009, which increased SKY Italia's total subscriber base to approximately 4.8 million at June 30, 2009. The total churn for the fiscal year ended June 30, 2009 was approximately 635,000 subscribers on an average subscriber base of 4.7 million, as compared to churn of approximately 429,000 subscribers on an average subscriber base of 4.4 million in fiscal 2008. Subscriber churn for the period represents the number of SKY Italia subscribers whose service was disconnected during the period. During the fiscal year ended June 30, 2009, the strengthening of the U.S. dollar against the Euro resulted in a decrease in revenue of approximately 7% as compared to fiscal 2008.

Average revenue per subscriber ("ARPU") for the fiscal year ended June 30, 2009 was approximately €44, which was consistent with the ARPU for fiscal 2008. SKY Italia calculates ARPU by dividing total subscriber-related revenues for the period by the average subscribers for the period and dividing that amount by the number of months in the period. Subscriber-related revenues are comprised of total subscription revenue, pay-per-view revenue and equipment rental revenue for the period. Average subscribers are calculated for the respective periods by adding the beginning and ending subscribers for the period and dividing by two.

Subscriber acquisition costs per subscriber ("SAC") of approximately €250 in fiscal 2009 decreased as compared to fiscal 2008, primarily due to lower marketing costs on a per subscriber basis, as well as lower take-up of a full installation offer. SAC is calculated by dividing total subscriber acquisition costs for a period by the number of gross SKY Italia subscribers added during the period. Subscriber acquisition costs include the cost of the commissions paid to retailers and other distributors, the cost of equipment sold directly by SKY Italia to subscribers and the costs related to installation and acquisition advertising, net of any upfront activation fee. SKY Italia excludes the value of equipment capitalized under SKY Italia's equipment lease program, as well as payments and the value of returned equipment related to disconnected lease program subscribers from subscriber acquisition costs.

For the fiscal year ended June 30, 2009, SKY Italia's Operating income decreased $26 million, or 6%, as compared to fiscal 2008, primarily due to an increase in operating expenses, partially offset by the revenue increases noted above and unfavorable foreign exchange fluctuations. The increase in operating expenses for fiscal 2009 was primarily due to higher programming costs as a result of the launch of new channels, higher contractual sports rights amortization and higher fees paid for programming costs as a result of the increase in the number of subscribers. Also contributing to increased costs was increased overall marketing costs to support new promotional offerings. During the fiscal year ended June 30, 2009, the strengthening of the U.S. dollar against the Euro resulted in a decrease in Operating income of approximately 4% as compared to fiscal 2008.

Magazines and Inserts (4% of the Company's consolidated revenues in fiscal 2009 and 2008)

For the fiscal year ended June 30, 2009, revenues at the Magazines and Inserts segment increased $44 million, or 4%, as compared to fiscal 2008. The increase in revenues primarily resulted from higher custom publishing revenue, higher volume of free-standing insert products and higher rates for in-store marketing products, partially offset by a decrease in sales volume for in-store marketing products.

For the fiscal year ended June 30, 2009, Operating income was consistent with fiscal 2008 as the revenue increases noted above were offset by higher store commissions for in-store marketing products, higher printing and paper costs for free-standing insert products and higher legal costs.

Newspapers and Information Services (19% of the Company's consolidated revenues in fiscal 2009 and 2008)

The following discussion of Adjusted operating income for the Newspapers and Information Services segment for the year ended June 30, 2009 excludes $3.0 billion of the impairment charge and $74 million of the other operating charges discussed above. Adjusted operating income for the fiscal year ended June 30, 2008 excludes other operating charges of $19 million related to the redundancy program in the United Kingdom in connection with printing press upgrades. A reconciliation of the reported operating loss to Adjusted operating income is included in Note 19 to the Consolidated Financial Statements of News Corporation.

For the fiscal year ended June 30, 2009, revenues at the Newspapers and Information Services segment decreased $390 million, or 6%, as compared to fiscal 2008. The revenue decrease for the fiscal year ended June 30, 2009 was primarily due to the strengthening of the U.S. dollar against the British pound sterling and Australian dollar on the revenues reported by the Company's U.K. and Australian newspapers and general weakness in these advertising markets as compared to fiscal 2008. This decrease was partially offset by the inclusion of approximately $1 billion of incremental revenue from Dow Jones, which was acquired in December 2007. During the fiscal year ended June 30, 2009, the strengthening of the U.S. dollar against the British pound sterling and Australian dollar resulted in a decrease of approximately 15% in revenues as compared to fiscal 2008.

Adjusted operating income decreased $320 million, or 41%, for the fiscal year ended June 30, 2009 as compared to fiscal 2008, primarily due to the strengthening of the U.S. dollar against the British pound sterling and Australian dollar and the advertising weakness noted above. These decreases were partially offset by the absence of approximately $170 million in depreciation and other costs related to the redundancy program in the United Kingdom in connection with printing press upgrades, which was completed in fiscal 2008. The decrease was also partially offset by the inclusion of incremental Dow Jones operating income of $55 million in fiscal 2009. During the fiscal year ended June 30, 2009, the strengthening of the U.S. dollar against the British pound sterling and Australian dollar resulted in a decrease in Adjusted operating income of approximately 12% as compared to fiscal 2008.

For the fiscal year ended June 30, 2009, the Australian newspapers' revenues decreased 24% as compared to fiscal 2008, primarily due to the impact of unfavorable foreign exchange fluctuation and lower classified and display advertising revenues. Adjusted operating income decreased 36% in the fiscal year ended June 30, 2009 as compared to fiscal 2008, primarily due to the revenue decreases noted above and increased other employee related costs.

For the fiscal year ended June 30, 2009, the U.K. newspapers' revenues decreased 25% as compared to fiscal 2008, primarily due to the impact of unfavorable foreign exchange fluctuation and lower classified and display advertising revenues across most titles. Adjusted operating income decreased for the fiscal year ended June 30, 2009 as compared to fiscal 2008, primarily as a result of unfavorable foreign exchange movements, the revenue decreases noted above and higher newsprint and promotional costs. The Adjusted operating income decreases were partially offset by the absence of depreciation on decommissioned printing presses.

Book Publishing (4% of the Company's consolidated revenues in fiscal 2009 and 2008)

The following discussion of Adjusted operating income for the Book Publishing segment for the fiscal year ended June 30, 2009 excludes $33 million of the other operating charges discussed above. A reconciliation of the reported operating loss to Adjusted operating income is included in Note 19 to the Consolidated Financial Statements of News Corporation.

For the fiscal year ended June 30, 2009, revenues at Book Publishing segment decreased $247 million, or 18%, from fiscal 2008. The decreases were primarily due to lower sales of general books mainly due to the weak retail market, as well as notable sales performances of several titles during fiscal 2008, including *The Dangerous Book for Boys* by Conn and Hal Iggulden and *Deceptively Delicious* by Jessica Seinfeld, with fewer comparable titles in fiscal 2009. During the fiscal year ended June 30, 2009, HarperCollins had 165 titles on *The New York Times* Bestseller List with 15 titles reaching the number one position. During fiscal 2009, the strengthening of the U.S. dollar resulted in a decrease in revenue of approximately 7% as compared to fiscal 2008.

For the fiscal year ended June 30, 2009, Adjusted operating income decreased $143 million as compared to fiscal 2008. The decrease was primarily due to the revenue decreases noted above and a higher provision for bad debt due to the bankruptcy filing of a major distributor in December 2008.

Other (8% and 9% of the Company's consolidated revenues in fiscal 2009 and 2008, respectively)

The following discussion of Adjusted operating loss for the Other segment for the fiscal year ended June 30, 2009 excludes $1.3 billion of the impairment charge and $182 million of the other operating charges in fiscal 2009 and $126 million of other operating income in fiscal 2008 discussed above. A reconciliation of the reported operating loss to Adjusted operating loss is included in Note 19 to the Consolidated Financial Statements of News Corporation.

Revenues at the Other segment decreased $610 million, or 20%, for the fiscal year ended June 30, 2009 as compared to the fiscal year ended June 30, 2008. The decrease was primarily due to decreases in revenues from NDS, FIM, Fox Mobile and News Outdoor. The decrease at NDS reflects the sale of a portion of the Company's ownership stake in February 2009. As a result of the sale, the Company's portion of NDS operating results subsequent to February 5, 2009 is included within Equity (losses) earnings of affiliates. The revenue decrease at FIM was due to decreased advertising revenues at MySpace. News Outdoor's revenues decreased due to lower rates, lower advertising space utilization and unfavorable foreign exchange fluctuations.

Adjusted operating results for the fiscal year ended June 30, 2009 decreased $279 million as compared to the fiscal year ended June 30, 2008. The decrease was primarily due to the revenue declines noted above, as well as decreased operating income from NDS and FIM. The NDS decline was primarily due to the sale of a portion of the Company's ownership stake as noted above. The decline in FIM adjusted operating results was driven by increased costs associated with the launch of MySpace Music and the addition of new features.

Results of Operations—Fiscal 2008 versus Fiscal 2007

The following table sets forth the Company's operating results for fiscal 2008 as compared to fiscal 2007.

For the years ended June 30,	2008	2007	Change	% Change
	($ millions)			
Revenues	**$ 32,996**	**$ 28,655**	**$ 4,341**	**15%**
Expenses:				
Operating	20,531	18,645	1,886	10%
Selling, general and administrative	5,984	4,655	1,329	29%
Depreciation and amortization	1,207	879	328	37%
Other operating (income) charges	(107)	24	(131)	**
Total operating income	**5,381**	**4,452**	**929**	**21%**
Equity earnings of affiliates	327	1,019	(692)	(68)%
Interest expense, net	(926)	(843)	(83)	10%
Interest income	246	319	(73)	(23)%
Other, net	2,293	359	1,934	**
Income before income tax expense and minority interest in subsidiaries	**7,321**	**5,306**	**2,015**	**38%**
Income tax expense	(1,803)	(1,814)	11	(1)%
Minority interest in subsidiaries, net of tax	(131)	(66)	(65)	98%
Net income	**$ 5,387**	**$ 3,426**	**$ 1,961**	**57%**
Diluted earnings per share[1]	$ 1.81	$ 1.08	$ 0.73	68%

** not meaningful

(1) Represents earnings per share based on the total weighted average shares outstanding (Class A Common Stock and Class B Common Stock combined) for the fiscal years ended June 30, 2008 and 2007. Class A Common Stock carried rights to a greater dividend than Class B Common Stock through fiscal 2007. As such, net income available to the Company's stockholders is allocated between the Class A Common Stock and Class B Common Stock. Subsequent to the final fiscal 2007 dividend payment, shares of Class A Common Stock ceased to carry any rights to a greater dividend than shares of Class B Common Stock. (See Note 20 to the Consolidated Financial Statements of News Corporation)

Overview—The Company's revenues increased 15% for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007. The impact of foreign currency translations represented 4% of the revenue increase for the fiscal year ended June 30, 2008. The remaining increase was primarily due to revenue increases at the Newspapers and Information Services, Cable Network Programming, DBS and Other segments. The increase at the Newspapers and Information Services segment was primarily due to the inclusion of revenue from Dow Jones, which was acquired in December 2007. The Cable Network Programming segment increase was primarily due to the consolidation of the National Geographic channels and higher net affiliate revenues. The increase at the DBS segment was primarily due to an increase in subscribers during fiscal 2008. The Other segment increase was primarily due to increased revenue from FIM.

Operating expenses for the fiscal year ended June 30, 2008 increased 10% as compared to the fiscal year ended June 30, 2007. The increase was primarily due to incremental costs from acquisitions, the launch of new businesses, higher sports programming costs at the Television segment due to the broadcast of the Super Bowl, which was not broadcast on FOX in fiscal 2007, and foreign exchange movements at the DBS and Newspapers and Information Services segments. The increase in operating expenses was partially offset by the absence of expenses related to the International Cricket Council ("ICC") Cricket World Cup that were included in fiscal 2007 and lower amortization and production costs due to the Writer's Guild of America strike in fiscal 2008.

Selling, general and administrative expenses for fiscal year ended June 30, 2008 increased approximately 29% as compared to fiscal 2007. This increase was primarily due to incremental expenses related to acquisitions, the launch of new businesses, increased employee costs and foreign exchange movements at the Newspapers and Information Services and DBS segments.

Depreciation and amortization increased 37% for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007. The increase in depreciation and amortization was primarily due to the depreciation of additional property and equipment acquired through acquisitions, higher amortization of finite lived intangible assets due to acquisitions, additional property, plant and equipment placed into service and the impact of foreign exchange movements at the Newspapers and Information Services and DBS segments. Also contributing to the increased depreciation and amortization in the fiscal year ended June 30, 2008 was higher accelerated depreciation at the Newspapers and Information Services segment as compared to the fiscal year ended June 30, 2007.

Other operating (income) charges for the fiscal year ended June 30, 2008 included a $126 million gain related to the Company's sale of a parcel of land in the United Kingdom. Also included in Other operating (income) charges for the fiscal years ended June 30, 2008 and June 30, 2007 was approximately $19 million and $24 million of charges, respectively, related to a redundancy program in the United Kingdom in connection with printing press upgrades.

Operating income increased 21% for the fiscal year ended June 30, 2008 as compared to fiscal 2007, primarily due to increased Operating income at the DBS, Cable Network Programming, Television, Newspapers and Information Services and Other segments. The impact of foreign currency translations represented 4% of the Operating income increase for the fiscal year ended June 30, 2008. In addition, Operating income for the fiscal year ended June 30, 2008 benefited from a net gain of $126 million on the disposal of a parcel of land in the United Kingdom which was included in Other operating charges (income) in the consolidated statements of operations.

Equity earnings of affiliates—Equity earnings of affiliates decreased $692 million for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007. The decrease was primarily a result of lower contributions from BSkyB due to a write-down of its ITV investment in the fiscal year ended June 30, 2008. The Company's portion of the ITV write-down was $485 million in the fiscal year ended June 30, 2008. Also contributing to the decrease in earnings from equity affiliates was lower contributions from DIRECTV due to the exchange of the Company's entire interest in DIRECTV to Liberty in February 2008. (See Note 3 to the Consolidated Financial Statements of News Corporation)

For the years ended June 30,	2008	2007	Change	% Change
		($ millions)		
The Company's share of equity earnings of affiliates principally consists of:				
DBS equity affiliates	$138	$ 844	$(706)	(84)%
Cable channel equity affiliates	98	98	—	—
Other equity affiliates	91	77	14	18%
Total equity earnings of affiliates	$327	$1,019	$(692)	(68)%

Interest expense, net—Interest expense, net increased $83 million for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007, primarily due to the issuance of $1 billion 6.15% Senior Notes due 2037 in March 2007 and $1.25 billion 6.65% Senior Notes due 2037 in November 2007. This increase was partially offset by the retirement of the Company's $350 million 6.625% Senior Notes due January 2008.

Interest income—Interest income decreased $73 million for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007, primarily as a result of lower average cash balances principally due to cash used in the acquisition of Dow Jones.

Other, net—

For the years ended June 30,	2008	2007
	(in millions)	
Gain on Share Exchange Agreement[a]	$1,676	$ —
Gain on sale of Fox Sports Net Bay Area[b]	208	—
Gain on sale of China Network Systems[b]	133	—
Gain on sale of Gemstar[b]	112	—
Gain on sale of Sky Brasil[b]	—	261
Gain on sale of Phoenix Satellite Television Holdings Limited[b]	—	136
Termination of participation rights agreement[a]	—	97
Impairment of cost based investments[b]	(125)	(2)
Change in fair value of exchangeable securities[c]	307	(126)
Other	(18)	(7)
Total Other, net	$2,293	$ 359

(a) See Note 3 to the Consolidated Financial Statements of News Corporation.

(b) See Note 6 to the Consolidated Financial Statements of News Corporation.

(c) The Company has certain outstanding exchangeable debt securities which contain embedded derivatives. Pursuant to SFAS No. 133, these embedded derivatives are not designated as hedges and, as such, changes in their fair value are recognized in Other, net. A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company. (See Note 11 to the Consolidated Financial Statements of News Corporation)

Income tax expense—The effective tax rate for the fiscal year ended June 30, 2008 was 25%, which was lower than the statutory rate and the effective tax rate of 34% in the fiscal year ended June 30, 2007. The lower rate in the fiscal year ended June 30, 2008 was due to the tax-free exchange transaction with Liberty and the reversal of previously deferred tax liabilities for DIRECTV and the three of the Company's RSNs which were part of an exchange with Liberty that was completed in February 2008. The exchange transaction with Liberty was qualified as a tax-free split-off in accordance with Section 355 of the Internal Revenue Code of 1986, as amended, and, as a result, no income tax provision was recorded against the gain recorded on the transaction.

Minority interest in subsidiaries, net of tax—Minority interest expense increased $65 million for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007. The increase was primarily due to the minority interest associated with National Geographic Channel (US), which was consolidated beginning in October 2007, and the international National Geographic entities, which were consolidated beginning in January 2007.

Net income—Net income increased 57% for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007. The increase in Net income was primarily due to an increase in Other, net resulting from the gain recorded on the closing of the Exchange, as well as the operating income increases noted above. These increases were partially offset by decreased earnings from equity affiliates and increased interest expense noted above.

Segment Analysis:

The following table sets forth the Company's revenues and operating income by segment for fiscal 2008 as compared to fiscal 2007.

For the years ended June 30,	2008	2007	Change	% Change
	($ millions)			
Revenues:				
Filmed Entertainment	$ 6,699	$ 6,734	$ (35)	(1)%
Television	5,807	5,705	102	2%
Cable Network Programming	4,993	3,902	1,091	28%
Direct Broadcast Satellite Television	3,749	3,076	673	22%
Magazines and Inserts	1,124	1,119	5	**
Newspapers and Information Services	6,248	4,486	1,762	39%
Book Publishing	1,388	1,347	41	3%
Other	2,988	2,286	702	31%
Total revenues	**$32,996**	**$28,655**	**$ 4,341**	**15%**
Operating income (loss):				
Filmed Entertainment	$ 1,246	$ 1,225	$ 21	2%
Television	1,126	962	164	17%
Cable Network Programming	1,269	1,090	179	16%
Direct Broadcast Satellite Television	419	221	198	90%
Magazines and Inserts	352	335	17	5%
Newspapers and Information Services	786	677	109	16%
Book Publishing	160	159	1	1%
Other	(84)	(193)	109	56%
Total adjusted operating income[1]	**$ 5,274**	**$ 4,476**	**$ 798**	**18%**
Other operating income (charges)	107	(24)	131	**
Total operating income	**$ 5,381**	**$ 4,452**	**$ 929**	**21%**

** not meaningful

(1) Adjusted operating income for the fiscal year ended June 30, 2008 excludes $107 million of Other operating income. Adjusted operating income for the fiscal year ended June 30, 2007 excludes $24 million of Other operating charges. A reconciliation of the reported operating (loss) income to Adjusted operating (loss) income is included in Note 19 to the Consolidated Financial Statements of News Corporation.

Filmed Entertainment (20% and 23% of the Company's consolidated revenues in fiscal 2008 and 2007, respectively)

For the fiscal year ended June 30, 2008, revenues at the Filmed Entertainment segment decreased $35 million, or 1%, as compared to fiscal 2007. The revenue decrease was primarily due to a decrease in worldwide home entertainment revenues as the fiscal year ended June 30, 2007 included the successful worldwide home entertainment performance of Ice Age: *The Meltdown* with no comparable release in fiscal 2008. This decrease was partially offset by higher worldwide theatrical revenues. The fiscal year ended June 30, 2008 included the successful worldwide theatrical and home entertainment performances of *The Simpsons Movie, Alvin and the Chipmunks, Live Free or Die Hard, Juno,* and *Fantastic Four: Rise of the Silver Surfer.* Also included in fiscal 2008 were the theatrical releases of *What Happens in Vegas, The Happening, Horton Hears a Who!* and their related initial releasing costs, as well as the costs relating to the theatrical release of *Meet Dave* which was released subsequent to June 30, 2008. Additional titles contributing to fiscal year ended June 30, 2008 were the worldwide home entertainment and pay television performances of *Night at the Museum, Borat: Cultural Learnings of America for Make Benefit Glorious Nation of Kazakhstan* and *Eragon.* The fiscal year ended June 30, 2007 included the initial releasing costs of *Live Free or Die Hard,* as well as the successful theatrical and home entertainment performances of *Night at the Museum, The Devil Wears Prada, Borat: Cultural Learnings of America for Make Benefit Glorious Nation of Kazakhstan* and *Fantastic Four: Rise of the Silver Surfer.* Also contributing to the fiscal year ended June 30, 2007 was the worldwide home entertainment and pay television performance of Ice Age: *The Meltdown, X-Men: The Last Stand* and *Walk the Line.*

For the fiscal year ended June 30, 2008, the Filmed Entertainment segment's Operating income increased $21 million, or 2%, as compared to fiscal 2007. The increase was primarily due to lower releasing and production costs partially offset by the revenue decrease noted above.

Television (18% and 20% of the Company's consolidated revenues in fiscal 2008 and 2007, respectively)

For the fiscal year ended June 30, 2008, Television segment revenues increased $102 million, or 2%, as compared to fiscal 2007. The Television segment reported an increase in Operating income for the fiscal year ended June 30, 2008 of $164 million, or 17%, as compared to fiscal 2007.

Revenues for the fiscal year ended June 30, 2008 at the Company's U.S. television operations increased 1% as compared to fiscal 2007. The increase was primarily due to increased advertising revenues from the broadcast of the Super Bowl, which was not broadcast on FOX in fiscal 2007 and higher advertising revenues due to higher pricing for the broadcast of NFL games and higher pricing during FOX prime-time. These revenue increases were partially offset by reduced coverage of the MLB post-season, lower ratings as a result of the absence of several programs due to the Writer's Guild of America strike in fiscal 2008, as well as a decrease in automotive, political, movies and telecommunication advertising revenues at the Company's television stations. Operating income for the fiscal year ended June 30, 2008 at the Company's U.S. television operations increased 19% as compared to fiscal 2007. The increase in Operating income was a result of the revenue increases noted above, as well as improved operating results at MyNetworkTV due to lower programming costs. Also contributing to the increase in Operating income for the fiscal year ended June 30, 2008 was the absence of the costs associated with reduced coverage of the MLB post-season and lower programming costs associated with the Writer's Guild of America strike. The increases noted above were partially offset by increased sports programming costs due to the broadcast of the Super Bowl.

Revenues for the fiscal year ended June 30, 2008 at the Company's international television operations increased as compared to fiscal 2007. The increase was primarily due to higher advertising revenues in India and higher subscription revenues. Operating income at the Company's international television operations decreased for the fiscal year ended June 30, 2008 as compared to fiscal 2007, primarily due to increased programming costs, which were partially offset by the revenue increases noted above.

Cable Network Programming (15% and 13% of the Company's consolidated revenues in fiscal 2008 and 2007, respectively)

For the fiscal year ended June 30, 2008, revenues at the Cable Network Programming segment increased $1.1 billion, or 28%, as compared to fiscal 2007. This increase was driven by higher net affiliate and advertising revenues at FOX News, FX, and the Company's international cable channels as well as affiliate revenue growth at the RSNs. Also contributing to the revenue growth was incremental revenues of $356 million for the fiscal year ended June 30, 2008 due to the consolidation of the National Geographic channels.

For the fiscal year ended June 30, 2008, FOX News' revenues increased 21% as compared to fiscal 2007, primarily due to an increase in net affiliate and advertising revenues. Net affiliate revenues increased 44% primarily due to higher average rates per subscriber and lower cable distribution amortization as compared to fiscal 2007. Advertising revenues increased 7% as compared to fiscal 2007 due to higher volume and higher pricing. As of June 30, 2008, FOX News reached approximately 93 million Nielsen households.

FX's revenues increased 10% for the fiscal year ended June 30, 2008 as compared to fiscal 2007, driven by net affiliate and advertising revenue increases. Net affiliate revenues increased 10% for the fiscal year ended June 30, 2008 as a result of an increase in average rate per subscriber and the number of subscribers. Advertising revenues for the fiscal year ended June 30, 2008 increased 6% as compared to fiscal 2007 due to higher pricing and volume. As of June 30, 2008, FX reached approximately 93 million Nielsen households.

The RSNs' revenues increased 10% for the fiscal year ended June 30, 2008 as compared to fiscal 2007, primarily due to increases in net affiliate revenues, partially offset by lower advertising revenue. During the fiscal year ended June 30, 2008, net affiliate revenues increased 13% as compared to fiscal 2007, primarily due to higher affiliate rates and a higher number of subscribers. Advertising revenue during the fiscal year ended June 30, 2008 decreased 3% as compared to fiscal 2007, primarily due to the divestiture of three RSN's to Liberty.

The Company's international cable channels' revenues increased for the fiscal year ended June 30, 2008 as compared to fiscal 2007, primarily due to the consolidation of NGC Network Europe LLC ("NGC Europe") which was not consolidated in fiscal 2007. Also contributing to the increase was improved advertising sales and subscriber growth at the other FIC channels.

For the fiscal year ended June 30, 2008, Operating income at the Cable Network Programming segment increased $179 million, or 16%, as compared to fiscal 2007, primarily due to the increases in revenues noted above. The revenue increases were partially offset by a $912 million increase in operating expenses during the fiscal year ended June 30, 2008 as compared to fiscal 2007. The increases in operating expenses were primarily due to increased programming costs resulting from higher entertainment programming costs from movies, syndicated and original shows and the additional costs associated with the launches of the Big Ten Network and FOX Business Network in fiscal 2008. The launches of the Big Ten Network and FOX Business Network resulted in approximately $160 million in operating losses for the fiscal year ended June 30, 2008. The consolidation of the National Geographic channels resulted in incremental Operating income of approximately $87 million for the fiscal year ended June 30, 2008. Also contributing to the increased expenses were higher Selling, general and administrative expenses during the fiscal year ended June 30, 2008, primarily due to the launch of the new channels.

Direct Broadcast Satellite Television (11% of the Company's consolidated revenues in fiscal 2008 and 2007)

For the fiscal year ended June 30, 2008, SKY Italia revenues increased $673 million, or 22%, as compared to fiscal 2007. This revenue growth was primarily driven by a net increase of approximately 366,000 in subscribers during fiscal 2008, which increased SKY Italia's total subscriber base to almost 4.6 million at June 30, 2008. The total churn for the fiscal year ended June 30, 2008 was approximately 429,000 subscribers on an average subscriber base of 4.4 million, as compared to churn of approximately 423,000 subscribers on an average subscriber base of 4.0 million in fiscal 2007. Also contributing to the increase in revenues was the weakening of the U.S. dollar which represented 12% of the increase in revenues for the fiscal year ended June 30, 2008.

ARPU for the fiscal year ended June 30, 2008 was approximately €44, which was consistent with the ARPU for fiscal 2007.

SAC of approximately €260 in fiscal 2008 was consistent with that of fiscal 2007, as an increase in upfront activation fees paid by subscribers was substantially offset by an increase in sales commissions during fiscal 2008.

For the fiscal year ended June 30, 2008, SKY Italia's operating results improved by $198 million as compared to fiscal 2007. The increase was primarily due to the revenue increases noted above, partially offset by an increase in operating expenses. The increase in operating expenses was primarily due to higher fees paid for programming costs as a result of an increase in the number of subscribers, the addition of new channels, as well as an increased number of movie titles. For the fiscal year ended June 30, 2008, the weakening of the U.S. dollar represented 13% of the total improvement in operating results.

Magazines and Inserts (4% of the Company's consolidated revenues in fiscal 2008 and 2007)

For the fiscal year ended June 30, 2008, revenues at the Magazines and Inserts segment increased $5 million as compared to fiscal 2007. The increase in revenues primarily resulted from an increase in rates and volume of in-store marketing products, partially offset by reduced rates and volume of free-standing insert products.

For the fiscal year ended June 30, 2008, Operating income increased $17 million, or 5%, as compared to fiscal 2007. The increase was primarily due to the revenue increases noted above, as well as lower store commissions for in-store marketing products and lower production costs for free-standing insert products.

Newspapers and Information Services (19% and 16% of the Company's consolidated revenues in fiscal 2008 and 2007, respectively)

The following discussion of Adjusted operating income for the Newspapers and Information Services segment excludes Other operating charges related to the redundancy program in the United Kingdom in connection with printing press upgrades of $19 million and $24 million for the fiscal years ended June 30, 2008 and 2007, respectively. A reconciliation of the reported operating income to Adjusted operating income is included in Note 19 to the Consolidated Financial Statements of News Corporation.

For the fiscal year ended June 30, 2008, revenues at the Newspapers and Information Services segment increased $1.8 billion, or 39%, as compared to fiscal 2007, primarily due to the inclusion of Dow Jones beginning December 13, 2007 and revenue growth in Australia and the United Kingdom. During fiscal 2008, the weakening of the U.S. dollar resulted in increases of approximately 7% in revenues as compared to fiscal 2007. Adjusted operating income for the fiscal year ended June 30, 2008 increased $109 million, or 16%, as compared to fiscal 2007, primarily due to the revenue growth noted above and contributions from the acquisition of Dow Jones in December 2007. Dow Jones contributed $1.1 billion of revenue and $45 million of Operating income, including $47 million of Dow Jones related purchase price adjustments, for the fiscal year ended June 30, 2008. During fiscal 2008, the weakening of the U.S. dollar resulted in increases of approximately 12% in Adjusted operating income as compared to fiscal 2007.

For the fiscal year ended June 30, 2008, the Australian newspapers' revenues increased 27% as compared to fiscal 2007, primarily due to higher advertising revenues, incremental revenues from the acquisition of the Federal Publishing Company's group of companies in April 2007 and favorable foreign exchange movements. Operating income for the fiscal year ended June 30, 2008 increased 28% as compared to fiscal 2007, primarily due to the revenue increases noted above which were partially offset by an increase in employee related costs.

For the fiscal year ended June 30, 2008, the U.K. newspapers' revenues increased 5% as compared to fiscal 2007, primarily due to favorable foreign exchange movements, as well as higher Internet revenues. Internet revenues increased primarily due to incremental revenues from acquisitions made in fiscal 2007 and higher Internet advertising revenues. Adjusted operating income decreased for the fiscal year ended June 30, 2008 as compared to fiscal 2007, primarily due to incremental accelerated depreciation of $45 million recorded for the printing presses and printing facilities that were replaced earlier than originally anticipated.

Book Publishing (4% and 5% of the Company's consolidated revenues in fiscal 2008 and 2007, respectively)

For the fiscal year ended June 30, 2008, revenues at Book Publishing segment increased $41 million, or 3%, from fiscal 2007, primarily due to distribution revenues earned on the final release of the *Harry Potter* series book published by Scholastic and the addition of a new distribution client during the fiscal year ended June 30, 2008. This increase was partially offset by lower revenue on *Lemony Snicket's Series of Unfortunate Events* titles. During the fiscal year ended June 30, 2008, HarperCollins had 165 titles on *The New York Times* Bestseller List with 14 titles reaching the number one position.

Operating income for the fiscal year ended June 30, 2008 was relatively consistent with Operating income for the fiscal year ended June 30, 2007 as the revenue increases noted above were offset by increased distribution, royalty and printing costs.

Other (9% and 8% of the Company's consolidated revenues in fiscal 2008 and 2007, respectively)

The following discussion of Adjusted operating income for the Other segment for the year ended June 30, 2008 excludes the Other operating income related to the gain of $126 million from the sale of a parcel of land the Company owned in the United Kingdom in June 2008. A reconciliation of the reported operating income to Adjusted operating loss is included in Note 19 to the Consolidated Financial Statements of News Corporation.

For the fiscal year ended June 30, 2008, revenues at the Other operating segment increased $702 million, or 31%, as compared to fiscal 2007, primarily due to incremental revenues received from the search technology and services agreement with Google and increased advertising revenues from FIM's Internet sites. The revenue increase was also driven by incremental revenues from the Jamba joint venture which was formed in January 2007, as well as higher revenues from NDS.

Adjusted operating results for the fiscal year ended June 30, 2008 increased $109 million as compared to fiscal 2007 primarily due to the revenue increases noted above. The revenue increases at FIM were partially offset by higher costs due to increased development and technical activity, the domestic and international expansion of the business and costs associated with the launch of new business ventures. Also contributing to the increase in operating results was the absence of losses for the ICC Cricket World Cup included in fiscal 2007; however, this was offset by start up losses in conjunction with the Company's Eastern European broadcasting initiatives.

Liquidity and Capital Resources

Current Financial Condition

Impact of the Current Economic Environment

The United States and global economies are currently undergoing a period of economic uncertainty, and the related capital markets are experiencing significant disruption. In certain of the markets in which the Company's businesses operate there has been a weakening in the economic climate due to housing market downturns and tightening of global credit markets resulting in pressure on labor markets, retail sales and consumer confidence. These recent economic trends have adversely impacted advertising revenues at the Company's Television, Newspapers and Information Services and Other segments, as well as the retail sales of books and DVDs. Despite the anticipated continuation of these recent economic trends, the Company believes the cash generated internally and available financing will continue to provide the Company sufficient liquidity for the foreseeable future.

Current Financial Condition

The Company's principal source of liquidity is internally generated funds. The Company also has a $2.25 billion revolving credit facility, which expires in May 2012, and has access to various film co-production alternatives to supplement its cash flows. In addition, the Company has access to the worldwide capital markets, subject to market conditions. As of June 30, 2009, the availability under the revolving credit facility was reduced by stand-by letters of credit issued which totaled approximately $70 million. As of June 30, 2009, the Company was in compliance with all of the covenants under the revolving credit facility, and it does not anticipate any violation of such covenants. The Company's internally generated funds are highly dependent upon the state of the advertising markets and public acceptance of its film and television products. A prolonged continuation of these recent economic trends could adversely impact the Company's cash flows from operations which could require the Company to seek other sources of funds.

The principal uses of cash that affect the Company's liquidity position include the following: investments in the production and distribution of new feature films and television programs; the acquisition of and payments under programming rights for entertainment and sports programming; paper purchases; operational expenditures including employee costs; capital expenditures; interest expense; income tax payments; investments in associated entities; dividends; acquisitions; and stock repurchases.

The Company has evaluated, and expects to continue to evaluate, possible acquisitions and dispositions of certain businesses. Such transactions may be material and may involve cash, the Company's securities or the assumption of additional indebtedness.

Total borrowings increased approximately $778 million during the fiscal year ended June 30, 2009, primarily due to the issuance of $700 million 6.90% Senior Notes due 2019 and $300 million 7.85% Senior Notes due 2039 in February 2009. These increases were partially offset by the retirement of the Company's $200 million 7.38% Senior Notes due October 2008.

As of June 30, 2009, the Company had $2,085 million classified as current borrowings. Included in this amount was $1,608 million of the 0.75% BUCS. The holders of the BUCS have the right to tender the BUCS for redemption on March 15, 2010 for payment of the adjusted liquidation preference plus accrued and unpaid distributions and any final period distribution in, at the Company's election, cash, BSkyB ordinary shares, Class A Common Stock or any combination thereof. The Company may redeem the BUCS for cash, BSkyB ordinary shares or a combination thereof, in whole or in part, at any time on or after March 20, 2010, at the adjusted liquidation preference of the BUCS plus any accrued and unpaid distributions and any final period distribution thereon. Also included in this amount is the Company's $250 million 6.75% Senior Debenture due January 2038 which may be put, at the option of the holder, to the Company in January 2010. The Company has $150 million 4.75% Senior Debenture due March 2010 and other bank debt of $77 million due in fiscal 2010. The Company's consolidated cash and cash equivalents of approximately $6.5 billion at June 30, 2009 and internally generated funds are sufficient to meet the Company's foreseeable liquidity needs.

The Company's assets and liabilities can fluctuate significantly due to short term liquidity needs. Working capital, defined as current assets less current liabilities, was $5.2 billion as of June 30, 2009, which was consistent with fiscal 2008. Increases in cash discussed below were offset by an increase in current liabilities, primarily due to $477 million in debt maturities in fiscal 2010, including the $250 million bond putable at the option of the holder. Also included in current borrowings at June 30, 2009 was $1.6 billion of the BUCS, which the holders have the right to tender for redemption on March 15, 2010.

Sources and Uses of Cash—Fiscal 2009 vs. Fiscal 2008

Net cash provided by operating activities for the fiscal years ended June 30, 2009 and 2008 is as follows (in millions):

Years Ended June 30,	2009	2008
Net cash provided by operating activities	$2,248	$3,925

The decrease in net cash provided by operating activities during the fiscal year ended June 30, 2009 as compared to fiscal 2008 reflects lower profits and lower worldwide theatrical and home entertainment receipts at the Filmed Entertainment segment, lower advertising receipts and higher payments for sports programming at the Television segment, higher sports and entertainment rights payments at the DBS and Cable

Network Programming segments and lower advertising receipts at the Newspapers and Information Services segment. Also contributing to this decrease was the absence of the Super Bowl, which was not broadcast on FOX in fiscal 2009, the Stations, which were sold in July 2008, and NDS, which as of the beginning of February 2009 is accounted for under the equity method of accounting. These decreases were partially offset by higher affiliate receipts at the Cable Network Programming segment due to higher average rates per subscriber, lower motion picture production spending at the Filmed Entertainment segment and lower tax payments.

Net cash used in investing activities for the fiscal years ended June 30, 2009 and 2008 is as follows (in millions):

Years Ended June 30,	2009	2008
Net cash used in investing activities	$(665)	$(6,354)

Net cash used in investing activities during the fiscal year ended June 30, 2009 decreased as compared to fiscal 2008, primarily due to a reduction in cash used for acquisitions, which included the Company's acquisitions of Dow Jones and Photobucket and the Company's initial equity investment in Sky Deutschland. Also contributing to the decreased net cash used in investing activities was the $1,011 million net cash proceeds received from the sale of the Stations in July 2008 and $735 million net cash proceeds received from the sale of a portion of the Company's interest in NDS, as well as lower property, plant and equipment purchases which were partially offset by the sale of Gemstar in April 2008.

Net cash provided by (used in) financing activities for the fiscal years ended June 30, 2009 and 2008 is as follows (in millions):

Years Ended June 30,	2009	2008
Net cash provided by (used in) financing activities	$353	$(636)

The improvement in financing activities was primarily due to the absence of share repurchases during fiscal year ended June 30, 2009. Net cash provided by financing activities for fiscal 2009 reflects the issuance of $700 million 6.90% Senior Notes due 2019 and $300 million 7.85% Senior Notes due 2039 in February 2009, partially offset by the retirement of the Company's $200 million 7.38% Senior Note due 2008 and dividend payments. In addition to the share repurchases noted above, cash used by financing activities in fiscal 2008 reflects the retirement of the Company's $350 million 6.625% Senior Notes due 2008, the retirement of the $225 million 3.875% notes due 2008 and $131 million in commercial paper which were assumed as part of the Dow Jones acquisition and dividend payments. Partially offsetting the cash used by financing activities in fiscal 2008 was net proceeds of $1,237 million from the issuance of $1,250 million 6.65% Senior Notes due 2037 in November 2007.

The total dividends declared related to fiscal 2009 results were $0.12 per share of Class A Common Stock and Class B Common Stock. In August 2009, the Company declared the final dividend on fiscal 2009 results of $0.06 per share for Class A Common Stock and Class B Common Stock. This together with the interim dividend of $0.06 per share of Class A Common Stock and Class B Common Stock constitute the total dividend relating to fiscal 2009.

Based on the number of shares outstanding as of June 30, 2009, the total aggregate cash dividends expected to be paid to stockholders in fiscal 2010 is approximately $314 million.

Sources and Uses of Cash—Fiscal 2008 vs. Fiscal 2007

Net cash provided by operating activities for the fiscal years ended June 30, 2008 and 2007 is as follows (in millions):

Years Ended June 30,	2008	2007
Net cash provided by operating activities	$3,925	$4,110

The decrease in net cash provided by operating activities reflects higher tax payments, higher film production spending and additional payments made under the United Kingdom redundancy program. These decreases were partially offset by higher cash provided by operating activities primarily from the Television, Cable Network Programming and Newspapers and Information Services segments during the fiscal year ended June 30, 2008 as compared to fiscal 2007. The increase in the Television segment was due to higher receipts from the broadcast of the Super Bowl, which was not broadcast on FOX in fiscal 2007, and lower payments for programming. The increase at the Cable Network Programming segment reflects higher affiliate receipts, and the increase at the Newspapers and Information Services segment reflects higher advertising receipts at the Company's Australian newspapers.

Net cash used in investing activities for the fiscal years ended June 30, 2008 and 2007 is as follows (in millions):

Years Ended June 30,	2008	2007
Net cash used in investing activities	$(6,354)	$(2,076)

Net cash used in investing activities during the fiscal year ended June 30, 2008 was higher than fiscal 2007, primarily due to the Company's acquisitions of Dow Jones in December 2007 and of Photobucket in July 2007. The increase in cash used for acquisitions was partially offset by cash proceeds from the sale of the Company's investment in Gemstar in April 2008.

Net cash used in financing activities for the fiscal years ended June 30, 2008 and 2007 is as follows (in millions):

Years Ended June 30,	2008	2007
Net cash used in financing activities	$(636)	$(273)

The increase in net cash used in financing activities was primarily due to a decrease in cash receipts from borrowings, net of repayments, of $434 million, and a decrease in cash received from the issuance of shares. During fiscal 2008, the Company received net proceeds of $1,237 million from the issuance of $1,250 million 6.65% Senior Notes due 2037 in November 2007 and retired its $350 million 6.625% Senior Notes due 2008 and its $225 million 3.875% notes due 2008, as well as $131 million in commercial paper assumed as part of the Dow Jones acquisition. The increase in net cash used in financing activities was partially offset by a reduction in cash used for share repurchases of $355 million in fiscal 2007.

The total dividends declared related to fiscal 2008 results were $0.12 per share of Class A Common Stock and Class B Common Stock. In August 2008, the Company declared the final dividend on fiscal 2008 results of $0.06 per share for Class A Common Stock and Class B Common Stock. This together with the interim dividend of $0.06 per share of Class A Common Stock and Class B Common Stock constitute the total dividend relating to fiscal 2008.

Debt Instruments and Guarantees

Debt Instruments[1]

Years ended June 30,	2009	2008	2007
	(in millions)		
Borrowings			
Notes due March 2019	$ 690	$ —	$ —
Notes due March 2039	283	—	—
Notes due November 2037	—	1,237	—
Notes due March 2037	—	—	1,000
Bank loans	30	7	187
All other	37	48	9
Total borrowings	$1,040	$1,292	$1,196
Repayments of borrowings			
Notes due October 2008	$ (200)	$ —	$ —
Notes due January 2008	—	(350)	—
Notes due February 2008[2]	—	(225)	—
Bank loans	(64)	—	(154)
All other	(79)	(153)	(44)
Total repayment of borrowings	$ (343)	$ (728)	$ (198)

(1) See Note 10 to the Consolidated Financial Statements of News Corporation for information with respect to borrowings.

(2) Debt acquired in the acquisition of Dow Jones. See Note 3 to the Consolidated Financial Statements of News Corporation.

Ratings of the Public Debt

The table below summarizes the Company's credit ratings as of June 30, 2009.

Rating Agency	Senior Debt	Outlook
Moody's	Baa 1	Stable
S&P	BBB+	Stable

Revolving Credit Agreement

In May 2007, News America Incorporated ("NAI"), a subsidiary of the Company, entered into a credit agreement (the "Credit Agreement"), among NAI as Borrower, the Company as Parent Guarantor, the lenders named therein (the "Lenders"), Citibank, N.A. as Administrative Agent and JPMorgan Chase Bank, N.A. as Syndication Agent. The Credit Agreement provides a $2.25 billion unsecured revolving credit facility with a sub-limit of $600 million available for the issuance of letters of credit. NAI may request an increase in the amount of the credit facility up to a maximum amount of $2.5 billion. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S.

dollars or Euros. The significant terms of the agreement include the requirement that the Company maintain specific leveraging ratios and limitations on secured indebtedness. The Company pays a facility fee of 0.08% regardless of facility usage. The Company pays interest for borrowings at LIBOR plus 0.27% and pays commission fees on letters of credit at 0.27%. The Company pays an additional fee of 0.05% if borrowings under the facility exceed 50% of the committed facility. The interest and fees are based on the Company's current debt rating. The maturity date is in May 2012; however, NAI may request that the Lenders' commitments be renewed for up to two additional one year periods. As of June 30, 2009 approximately $70 million in standby letters of credit, for the benefit of third parties, were outstanding.

Commitments and Guarantees

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments as of June 30, 2009.

	As of June 30, 2009				
	Payments Due by Period				
	Total	1 year	2-3 years	4-5 years	After 5 years
	(in millions)				
Contracts for capital expenditure	$ 327	$ 306	$ 20	$ 1	$ —
Operating leases[a]					
Land and buildings	3,384	338	628	540	1,878
Plant and machinery	1,490	206	331	299	654
Other commitments					
Borrowings	12,552	477	96	621	11,358
Exchangeable securities	1,737	1,608	—	—	129
Sports programming rights[b]	17,583	3,227	4,443	4,391	5,522
Entertainment programming rights	3,360	1,692	1,048	440	180
Other commitments and contractual obligations[c]	3,338	901	1,095	732	610
Total commitments, borrowings and contractual obligations	$43,771	$8,755	$7,661	$7,024	$20,331

The Company also has certain contractual arrangements in relation to certain investees that would require the Company to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Company does not expect that these contingent guarantees will result in any material amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that time frame.

	As of June 30, 2009				
	Total Amounts Committed	Amount of Guarantees Expiration Per Period			
Contingent guarantees:		1 year	2-3 years	4-5 years	After 5 years
	(in millions)				
Sports programming rights[d]	$471	$ 42	$135	$132	$162
Letters of credit and other	108	108	—	—	—
	$579	$150	$135	$132	$162

(a) The Company leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through fiscal 2090. In addition, the Company leases various printing plants, which have leases that expire at various dates through fiscal 2095.

(b) The Company's contract with MLB gives the Company rights to broadcast certain regular season and post season games, as well as exclusive rights to broadcast MLB's World Series and All-Star Game through the 2013 MLB season.

Under the Company's contract with NFL, remaining future minimum payments for program rights to broadcast certain football games are payable over the remaining term of the contract through fiscal 2014.

The Company's contracts with NASCAR give the Company rights to broadcast certain races and ancillary content through calendar year 2014.

Under the Company's contract with the BCS, remaining future minimum payments for program rights to broadcast the BCS are payable over the remaining term of the contract through fiscal 2010.

Under the Company's contract with the Big Ten Conference, remaining future minimum payments for program rights to broadcast certain Big Ten Conference sporting events are payable over the remaining term of the contract through fiscal 2032.

In addition, the Company has certain other local sports broadcasting rights.

(c) Includes obligations relating to third party printing contracts, television rating services, a distribution agreement and paper purchase obligations.

(d) A joint-venture in which the Company owns a 50% equity interest, entered into an agreement for global programming rights. Under the terms of the agreement, the Company and the other joint-venture partner have jointly guaranteed the programming rights obligation.

The table excludes the Company's pension, other postretirement benefits ("OPEB") obligations and the gross unrecognized tax benefits for uncertain tax positions as the Company is unable to reasonably predict the ultimate amount or timing. The Company made primarily voluntary contributions of $214 million and $57 million to its pension plans in fiscal 2009 and fiscal 2008, respectively. Future plan contributions are dependent upon actual plan asset returns and interest rates and statutory requirements. Assuming that actual plan asset returns are consistent with the Company's expected plan returns in fiscal 2010 and beyond, and that interest rates remain constant, the Company would not be required to make any material contributions to its U.S. pension plans for the immediate future. The Company expects to make a combination of voluntary contributions and statutory contributions of approximately $55 million to its pension plans in fiscal 2010. Payments due to participants under the Company's pension plans are primarily paid out of underlying trusts. Payments due under the Company's OPEB plans are not required to be funded in advance, but are paid as medical costs are incurred by covered retiree populations, and are principally dependent upon the future cost of retiree medical benefits under the Company's pension plans. The Company expects its OPEB payments to approximate $17 million in fiscal 2010. (See Note 17 to the Consolidated Financial Statements of News Corporation for further discussion of the Company's pension and OPEB plans.)

Contingencies

Other than as disclosed in the notes to the accompanying Consolidated Financial Statements of News Corporation, the Company is party to several purchase and sale arrangements which become exercisable over the next ten years by the Company or the counter-party to the agreement. In the next twelve months, none of these arrangements that become exercisable are material. Purchase arrangements that are exercisable by the counter-party to the agreement, and that are outside the sole control of the Company are accounted for in accordance with EITF No. D-98 "Classification and Measurement of Redeemable Securities." Accordingly, the fair values of such purchase arrangements are classified in Minority interest liabilities.

The Company experiences routine litigation in the normal course of its business. The Company believes that none of its pending litigation will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

The Company's operations are subject to tax in various domestic and international jurisdictions and as a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. The Company believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

Critical Accounting Policies

An accounting policy is considered to be critical if it is important to the Company's financial condition and results and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by management of the Company and the related disclosures have been reviewed with the Audit Committee of the Company's Board of Directors. For the Company's summary of significant accounting policies, see Note 2 to the Consolidated Financial Statements of News Corporation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from the estimates.

Revenue Recognition

Filmed Entertainment—Revenues from distribution of feature films are recognized in accordance with SOP 00-2. Revenues from the theatrical distribution of motion pictures are recognized as they are exhibited and revenues from home video and DVD sales, net of a reserve for estimated returns, together with related costs, are recognized on the date that video and DVD units are made widely available for sale by retailers and all Company-imposed restrictions on the sale of video and DVD units have expired. Revenues from television distribution are recognized when the motion picture or television program is made available to the licensee for broadcast.

Management bases its estimates of ultimate revenue for each film on the historical performance of similar films, incorporating factors such as the past box office record of the lead actors and actresses, the genre of the film, pre-release market research (including test market screenings) and the expected number of theaters in which the film will be released. Management updates such estimates based on information available on the actual results of each film through its life cycle.

License agreements for the broadcast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for broadcast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for broadcast under the terms of the related licensing agreement.

Television, Cable Network Programming and Direct Broadcast Satellite—Advertising revenue is recognized as the commercials are aired, net of agency commissions. Subscriber fees received from subscribers, cable systems and DBS operators are recognized as revenue in the period that services are provided, net of amortization of cable distribution investments. The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period.

Filmed Entertainment and Television Programming Costs

Accounting for the production and distribution of motion pictures and television programming is in accordance with SOP 00-2, which requires management's judgment as it relates to total revenues to be received and costs to be incurred throughout the life of each program or its license period. These judgments are used to determine the amortization of capitalized filmed entertainment and television programming costs, the expensing of participation and residual costs associated with revenues earned and any fair value adjustments.

In accordance with SOP 00-2, the Company amortizes filmed entertainment and television programming costs using the individual-film-forecast method. Under the individual-film-forecast method, such programming costs are amortized for each film or television program in the ratio that current period actual revenue for such title bears to management's estimated ultimate revenue as of the beginning of the current fiscal year to be recognized over approximately a six year period or operating profits to be realized from all media and markets for such title. Management bases its estimates of ultimate revenue for each film on factors such as historical performance of similar films, the star power of the lead actors and actresses and once released actual results of each film. For each television program, management bases its estimates of ultimate revenue on the performance of the television programming in the initial markets, the existence of future firm commitments to sell additional episodes of the program and the past performance of similar television programs. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write down of the asset to fair value.

The costs of national sports contracts at FOX and for international sports rights agreements are charged to expense based on the ratio of each period's operating profit to estimated total remaining operating profit of the contract. Estimates of total operating profit can change and accordingly, are reviewed periodically and amortization is adjusted as necessary. Such changes in the future could be material.

The costs of local and regional sports contracts for a specified number of events are amortized on an event-by-event basis, while costs for local and regional sports contracts for a specified season are amortized over the season on a straight-line basis.

Original cable programming is amortized on an accelerated basis. Management regularly reviews, and revises when necessary, its total revenue estimates on a contract basis, which may result in a change in the rate of amortization and/or a write down of the asset to fair value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances, such as technological advances, changes to the Company's business model or capital strategy, could result in the actual useful lives differing from the Company's estimates. In those cases, where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Intangible Assets

The Company has a significant amount of intangible assets, including goodwill, FCC licenses, and other copyright products and trademarks. Intangible assets acquired in business combinations are recorded at their estimated fair value at the date of acquisition. Goodwill is recorded as the difference between the cost of acquiring an entity and the estimated fair values assigned to its tangible and identifiable intangible net assets and is assigned to one or more reporting units for purposes of testing for impairment. The judgments made in determining the estimated fair value assigned to each class of intangible assets acquired, their reporting unit, as well as their useful lives can significantly impact net income.

The Company accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the tangible net assets acquired is recorded as intangibles. Amounts recorded as goodwill are assigned to one or more reporting units. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. Identifying reporting units and assigning goodwill to them requires judgment involving the aggregation of business units with similar economic characteristics and the identification of existing business units that benefit from the acquired goodwill.

Carrying values of goodwill and intangible assets with indefinite lives are reviewed at least annually for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The Company's impairment review is based on, among other methods, a discounted cash flow approach that requires significant management judgments. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel and acts by governments and courts, may signal that an asset has become impaired.

The Company uses the direct valuation method to value identifiable intangibles for purchase accounting and impairment testing. The direct valuation method used for FCC licenses requires, among other inputs, the use of published industry data that are based on subjective judgments about future advertising revenues in the markets where the Company owns television stations. This method also involves the use of management's judgment in estimating an appropriate discount rate reflecting the risk of a market participant in the U.S. broadcast industry. The resulting fair values for FCC licenses are sensitive to these long-term assumptions and any variations to such assumptions could result in an impairment to existing carrying values in future periods and such impairment could be material.

The Company's goodwill impairment reviews are determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit by primarily using a discounted cash flow analysis and market-based valuation approach methodologies. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. The cash flows employed in the analyses are based on the Company's estimated outlook and various growth rates have been assumed for years beyond the long-term business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. In assessing the reasonableness of its determined fair values, the Company evaluates its results against other value indicators, such as comparable public company trading values. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment review is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment review is required to be performed to estimate the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the purchase price paid. The implied fair value of the reporting unit's goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The assumptions utilized in the Company's impairment reviews take into account the weakening of the economies in the markets where the Company's businesses operate. The potential increase in the goodwill impairment charge resulting from a 10% adverse change in the estimated value of the impaired reporting units would be approximately $1.0 billion. The potential increase in the FCC licenses impairment charge resulting from a 10% adverse change in the assumptions above would be approximately $480 million.

Income Taxes

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions in which it operates. The Company computes its annual tax rate based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it earns income. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining the Company's tax expense and in evaluating its tax positions including evaluating uncertainties under FIN 48.

The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

Employee Costs

The measurement and recognition of costs of the Company's various pension and other postretirement benefit plans require the use of significant management judgments, including discount rates, expected return on plan assets, future compensation and other actuarial assumptions.

In June 2007, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the fiscal year in which the changes occur through comprehensive income. (See Note 17 to the Consolidated Financial Statements of News Corporation)

The following table summarizes the incremental effects of the initial adoption of SFAS No. 158 on the Company's consolidated balance sheet as of June 30, 2007:

	Before application of SFAS No. 158	SFAS No. 158 adjustment	After application of SFAS No. 158
		(in millions)	
Intangible assets	$11,710	$ (7)	$11,703
Other non-current assets	1,096	(274)	822
Total assets	62,624	(281)	62,343
Other liabilities	3,301	18	3,319
Deferred income taxes	5,999	(100)	5,899
Total stockholders' equity	33,121	(199)	32,922
Total liabilities and stockholders' equity	62,624	(281)	62,343

The Company maintains defined benefit pension plans covering a significant number of its employees and retirees. The primary plans have been closed to employees hired after January 1, 2008. For financial reporting purposes, net periodic pension expense (income) is calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations and an expected rate of return on plan assets. The Company considers current market conditions, including changes in investment returns and interest rates, in making these assumptions. In developing the expected long-term rate of return, the Company considered the pension portfolio's past average rate of returns, and future return expectations of the various asset classes. The expected long-term rate of return is based on an asset allocation assumption of 54% equities, 38% fixed-income securities and 8% in cash and other investments.

The discount rate reflects the market rate for high-quality fixed-income investments on the Company's annual measurement date of June 30 and is subject to change each fiscal year. The discount rate assumptions used to account for pension and other postretirement benefit plans reflect the rates at which the benefit obligations could be effectively settled. The rate was determined by matching the Company's expected benefit payments for the primary plans to a hypothetical yield curve developed using a portfolio of several hundred high quality non-callable corporate bonds.

The key assumptions used in developing the Company's fiscal 2009, 2008 and 2007 net periodic pension expense (income) for its plans consist of the following:

	2009	2008	2007
		($ in millions)	
Discount rate used to determine net periodic benefit cost	6.7%	6.0%	5.9%
Assets:			
Expected rate of return	7.0%	7.0%	7.0%
Expected return	$ 143	$ 166	$ 135
Actual return	$ (230)	$(140)	$ 232
(Loss)/Gain	$ (373)	$(306)	$ 97
One year actual return	(10.8)%	(4.4)%	12.3%
Five year actual return	3.5%	8.2%	9.0%

The weighted average discount rate is volatile from year to year because it is determined based upon the prevailing rates in the United States, the United Kingdom and Australia as of the measurement date. The Company will utilize a weighted average discount rate of 7.0% in calculating the fiscal 2010 net periodic pension expense for its plans. The Company will continue to use a weighted average long-term rate of return of 7.0% for fiscal 2010 based principally on a combination of asset mix and historical experience of actual plan returns. The accumulated net losses on the Company's pension plans at June 30, 2009 were $663 million which increased from $448 million at June 30, 2008. This increase of $215 million was due primarily to the recent performance of the global equity markets partially offset by a higher discount rate. Higher discount rates decrease the present values of benefit obligations and reduce the Company's accumulated net loss and also decrease subsequent-year pension expense; lower discount rates increase present values of benefits obligations and increase the Company's deferred losses and also increase subsequent-year pension expense. The net accumulated losses at June 30, 2009 were primarily a result of deferred asset losses. These deferred losses are being systematically recognized in future net periodic pension expense in accordance with SFAS No. 87, "Employers Accounting for Pensions" ("SFAS No. 87"). Unrecognized losses in excess of 10% of the greater of the market-related value of plan assets or the plans projected benefit obligation are recognized over the average future service of the plan participants.

The Company made contributions of $214 million, $57 million and $67 million to its pension plans in fiscal 2009, 2008 and 2007, respectively. These were primarily voluntary contributions made to improve the funded status of the plans which were impacted by the economic conditions noted above. Future plan contributions are dependent upon actual plan asset returns, statutory requirements and interest rate movements. Assuming that actual plan returns are consistent with the Company's expected plan returns in fiscal 2010 and beyond, and that interest rates remain constant, the Company would not be required to make any material statutory contributions to its primary U.S. pension plans for the immediate future. The Company will continue to make voluntary contributions as necessary to improve funded status.

Changes in net periodic pension expense may occur in the future due to changes in the Company's expected rate of return on plan assets and discount rate resulting from economic events. The following table highlights the sensitivity of the Company's pension obligations and expense to changes in these assumptions, assuming all other assumptions remain constant:

Changes in Assumption	Impact on Annual Pension Expense	Impact on PBO
0.25 percentage point decrease in discount rate	Increase $11 million	Increase $88 million
0.25 percentage point increase in discount rate	Decrease $11 million	Decrease $88 million
0.25 percentage point decrease in expected rate of return on assets	Increase $5 million	—
0.25 percentage point increase in expected rate of return on assets	Decrease $5 million	—

Net periodic pension expense for the Company's pension plans is expected to be approximately $152 million in fiscal 2010. The increase is primarily due to the amortization of deferred asset losses.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements of News Corporation for discussion of recent accounting pronouncements.

Quantitative and Qualitative Disclosures about Market Risk

The Company has exposure to several types of market risk: changes in foreign currency exchange rates, interest rates and stock prices. The Company neither holds nor issues financial instruments for trading purposes.

The following sections provide quantitative information on the Company's exposure to foreign currency exchange rate risk, interest rate risk and stock price risk. The Company makes use of sensitivity analyses that are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions.

Foreign Currency Exchange Rates

The Company conducts operations in four principal currencies: the U.S. dollar, the British pound sterling, the Euro and the Australian dollar. These currencies operate as the functional currency for the Company's U.S., European (including the United Kingdom) and Australian operations, respectively. Cash is managed centrally within each of the three regions with net earnings reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements; drawdowns in the appropriate local currency are available from intercompany borrowings. Since earnings of the Company's Australian and European (including the United Kingdom) operations are expected to be reinvested in those businesses indefinitely, the Company does not hedge its investment in the net assets of those foreign operations.

At June 30, 2009, the Company's outstanding financial instruments with foreign currency exchange rate risk exposure had an aggregate fair value of $165 million (including the Company's non-U.S. dollar-denominated fixed rate debt). The potential increase in the fair values of these instruments resulting from a 10% adverse change in quoted foreign currency exchange rates would be approximately $19.2 million at June 30, 2009.

Interest Rates

The Company's current financing arrangements and facilities include $14.3 billion of outstanding debt with fixed interest and the Credit Agreement, which carries variable interest. Fixed and variable rate debts are impacted differently by changes in interest rates. A change in the interest rate or yield of fixed rate debt will only impact the fair market value of such debt, while a change in the interest rate of variable debt will impact interest expense, as well as the amount of cash required to service such debt. As of June 30, 2009, substantially all of the Company's financial instruments with exposure to interest rate risk were denominated in U.S. dollars and had an aggregate fair value of $13.5 billion. The potential change in fair market value for these financial instruments from an adverse 10% change in quoted interest rates across all maturities, often referred to as a parallel shift in the yield curve, would be approximately $776 million at June 30, 2009.

Stock Prices

The Company has common stock investments in several publicly traded companies that are subject to market price volatility. These investments principally represent the Company's equity affiliates and had an aggregate fair value of approximately $6.5 billion as of June 30, 2009. A hypothetical decrease in the market price of these investments of 10% would result in a fair value of approximately $5.8 billion. Such a hypothetical decrease would result in a before tax decrease in comprehensive income of approximately $15 million, as any changes in fair value of the Company's equity affiliates are not recognized unless deemed other-than-temporary, as these investments are accounted for under the equity method.

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company has recorded the conversion feature embedded in its exchangeable debentures in other liabilities. At June 30, 2009, the fair value of this conversion feature was nil and this conversion feature is sensitive to movements in the share price of one of the Company's publicly traded equity affiliates. A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company.

Credit Risk

The Company's receivables do not represent significant concentrations of credit risk at June 30, 2009 or 2008 due to the wide variety of customers, markets and geographic areas to which the Company's products and services are sold; however, in light of the recent turmoil in the domestic and global economies, the Company's estimates and judgments with respect to the collectibility of its receivables have become subject to greater uncertainty than in more stable periods.

The Company monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its financial instruments. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the agreements. At June 30, 2009, the Company did not anticipate nonperformance by the counterparties.

Financial Statements and Supplementary Data

News Corporation
Index to Consolidated Financial Statements

	Page
Management's Report on Internal Control Over Financial Reporting	50
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	51
Report of Independent Registered Public Accounting Firm on Financial Statements	52
Consolidated Statements of Operations for the Fiscal Years Ended June 30, 2009, 2008 and 2007	53
Consolidated Balance Sheets as of June 30, 2009 and 2008	54
Consolidated Statements of Cash Flows for the Fiscal Years Ended June 30, 2009, 2008 and 2007	55
Consolidated Statements of Stockholders' Equity and Other Comprehensive Income for the Fiscal Years Ended June 30, 2009, 2008 and 2007	56
Notes to the Consolidated Financial Statements	57

Management's Report on Internal Control Over Financial Reporting

Management of News Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. News Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of News Corporation;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of News Corporation are being made only in accordance with authorization of management and directors of News Corporation; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, the effectiveness of internal control over financial reporting was made as of a specific date. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Company's principal executive officer and principal financial officer, conducted an assessment of the effectiveness of News Corporation's internal control over financial reporting as of June 30, 2009, based on criteria for effective internal control over financial reporting described in "*Internal Control—Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of News Corporation's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of News Corporation's Board of Directors.

Based on this assessment, management determined that, as of June 30, 2009, News Corporation maintained effective internal control over financial reporting.

Ernst & Young LLP, the independent registered public accounting firm who audited and reported on the Consolidated Financial Statements of News Corporation included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2009, has audited the Company's internal control over financial reporting. Their report appears on the following page.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Stockholders and Board of Directors of News Corporation:

We have audited News Corporation's internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). News Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, News Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of News Corporation as of June 30, 2009 and 2008, and the related consolidated statements of operations, cash flows, and stockholders' equity and other comprehensive income for each of the three years in the period ended June 30, 2009 and our report dated August 12, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York

August 12, 2009

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Stockholders and Board of Directors of News Corporation:

We have audited the accompanying consolidated balance sheets of News Corporation as of June 30, 2009 and 2008, and the related consolidated statements of operations, cash flows, and stockholders' equity and other comprehensive income for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of News Corporation at June 30, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for uncertain tax positions, effective July 1, 2007, and pension and other post-retirement obligations, effective June 30, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), News Corporation's internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 12, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York

August 12, 2009

Consolidated Statements of Operations

For the years ended June 30,	2009	2008	2007
	(In Millions, Except Per Share Amounts)		
Revenues	$30,423	$32,996	$28,655
Expenses:			
Operating	19,563	20,531	18,645
Selling, general and administrative	6,164	5,984	4,655
Depreciation and amortization	1,138	1,207	879
Impairment charges	8,896	—	—
Other operating charges (income)	312	(107)	24
Operating (loss) income	(5,650)	5,381	4,452
Other income (expense):			
Equity (losses) earnings of affiliates	(309)	327	1,019
Interest expense, net	(927)	(926)	(843)
Interest income	91	246	319
Other, net	1,256	2,293	359
(Loss) income before income tax expense and minority interest in subsidiaries	(5,539)	7,321	5,306
Income tax benefit (expense)	2,229	(1,803)	(1,814)
Minority interest in subsidiaries, net of tax	(68)	(131)	(66)
Net (loss) income	$ (3,378)	$ 5,387	$ 3,426
Dividend declared per share:	$ 0.12		
Class A		$ 0.12	$ 0.12
Class B		$ 0.11	$ 0.10
Basic (loss) earnings per share:	$ (1.29)	$ 1.82	
Class A			$ 1.14
Class B			$ 0.95
Diluted (loss) earnings per share:	$ (1.29)	$ 1.81	
Class A			$ 1.14
Class B			$ 0.95

The accompanying notes are an integral part of these audited consolidated financial statements.

Consolidated Balance Sheets

As of June 30,	2009	2008
	(In Millions, Except Share and Per Share Amounts)	
Assets:		
Current assets:		
Cash and cash equivalents	$ 6,540	$ 4,662
Receivables, net	6,287	6,985
Inventories, net	2,477	2,255
Other	532	460
Total current assets	15,836	14,362
Non-current assets:		
Receivables	282	464
Investments	2,957	3,284
Inventories, net	3,178	3,064
Property, plant and equipment, net	6,245	7,021
Intangible assets, net	8,925	14,460
Goodwill	14,382	18,620
Other non-current assets	1,316	1,033
Total assets	$53,121	$62,308
Liabilities and Stockholders' Equity:		
Current liabilities:		
Borrowings	$ 2,085	$ 281
Accounts payable, accrued expenses and other current liabilities	5,279	5,695
Participations, residuals and royalties payable	1,388	1,288
Program rights payable	1,115	1,084
Deferred revenue	772	834
Total current liabilities	10,639	9,182
Non-current liabilities:		
Borrowings	12,204	13,230
Other liabilities	3,027	4,823
Deferred income taxes	3,276	5,456
Minority interest in subsidiaries	751	994
Commitments and contingencies		
Stockholders' Equity:		
Class A common stock[(1)]	18	18
Class B common stock[(2)]	8	8
Additional paid-in capital	17,354	17,214
Retained earnings and accumulated other comprehensive income	5,844	11,383
Total stockholders' equity	23,224	28,623
Total liabilities and stockholders' equity	$53,121	$62,308

(1) **Class A common stock**, $0.01 par value per share, 6,000,000,000 shares authorized, 1,815,449,495 shares and 1,810,382,625 shares issued and outstanding, net of 1,776,865,809 and 1,776,890,952 treasury shares at par at June 30, 2009 and 2008, respectively.

(2) **Class B common stock**, $0.01 par value per share, 3,000,000,000 shares authorized, 798,520,953 shares issued and outstanding, net of 313,721,702 treasury shares at par at June 30, 2009 and 2008, respectively.

The accompanying notes are an integral part of these audited consolidated financial statements.

News Corporation

Consolidated Statements of Cash Flows

For the years ended June 30,	2009	2008	2007
		(In Millions)	
Operating activities:			
Net (loss) income	$(3,378)	$ 5,387	$ 3,426
Adjustments to reconcile net (loss) income to cash provided by operating activities:			
Depreciation and amortization	1,138	1,207	879
Amortization of cable distribution investments	88	80	77
Equity losses (earnings) of affiliates	309	(327)	(1,019)
Cash distributions received from affiliates	298	350	255
Impairment charges (net of tax of $1.7 billion)	7,189	—	—
Other, net	(1,256)	(2,293)	(359)
Minority interest in subsidiaries, net of tax	68	131	66
Change in operating assets and liabilities, net of acquisitions:			
Receivables and other assets	194	(923)	(169)
Inventories, net	(485)	(587)	(360)
Accounts payable and other liabilities	(1,917)	900	1,314
Net cash provided by operating activities	2,248	3,925	4,110
Investing activities:			
Property, plant and equipment, net of acquisitions	(1,101)	(1,443)	(1,308)
Acquisitions, net of cash acquired	(847)	(5,567)	(1,059)
Investments in equity affiliates	(403)	(799)	(121)
Other investments	(76)	(125)	(328)
Proceeds from sale of investments, other non-current assets and business disposals	1,762	1,580	740
Net cash used in investing activities	(665)	(6,354)	(2,076)
Financing activities:			
Borrowings	1,040	1,292	1,196
Repayment of borrowings	(343)	(728)	(198)
Issuance of shares	4	90	392
Repurchase of shares	—	(939)	(1,294)
Dividends paid	(366)	(373)	(369)
Other, net	18	22	—
Net cash provided by (used in) financing activities	353	(636)	(273)
Net increase (decrease) in cash and cash equivalents	1,936	(3,065)	1,761
Cash and cash equivalents, beginning of year	4,662	7,654	5,783
Exchange movement of opening cash balance	(58)	73	110
Cash and cash equivalents, end of year	$ 6,540	$ 4,662	$ 7,654

The accompanying notes are an integral part of these audited consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Other Comprehensive Income

For the years ended June 30,	2009 Shares	2009 Amount	2008 Shares	2008 Amount	2007 Shares	2007 Amount
			(In Millions)			
Class A common stock:						
Balance, beginning of year	1,810	$ 18	2,139	$ 21	2,169	$ 22
Shares issued	5	—	16	—	28	—
Shares repurchased	—	—	(345)	(3)	(58)	(1)
Balance, end of year	1,815	18	1,810	18	2,139	21
Class B common stock:						
Balance, beginning of year	799	8	987	10	987	10
Shares repurchased	—	—	(188)	(2)	—	—
Balance, end of year	799	8	799	8	987	10
Additional Paid-In Capital:						
Balance, beginning of year		17,214		27,333		28,153
Acquisitions		—		31		—
Issuance of shares		77		328		572
Repurchase of shares		—		(10,527)		(1,293)
Other		63		49		(99)
Balance, end of year		17,354		17,214		27,333
Retained Earnings:						
Balance, beginning of year		9,617		4,613		1,609
Net (loss) income		(3,378)		5,387		3,426
Dividends declared		(314)		(338)		(362)
Change in value of minority put arrangements and other		(86)		(45)		(60)
Balance, end of year		5,839		9,617		4,613
Accumulated Other Comprehensive Income (Loss):						
Balance, beginning of year		1,766		945		80
Adoption of Statement of Financial Accounting Standards Statement No. 158, net of tax		—		—		(199)
Other comprehensive (loss) income, net of income tax benefit (expense) of $70 million, $61 million and $(1) million		(1,761)		821		1,064
Balance, end of year		5		1,766		945
Retained Earnings and accumulated other comprehensive income, end of year		5,844		11,383		5,558
Total Stockholders' Equity		$23,224		$ 28,623		$32,922
Comprehensive Income:						
Net (loss) income		(3,378)		5,387		3,426
Other comprehensive income, net of tax:						
Unrealized holding gains (losses) on securities		2		(69)		121
Benefit plan adjustments		(92)		(86)		73
Foreign currency translation adjustments		(1,671)		976		870
Total other comprehensive (loss) income, net of tax		(1,761)		821		1,064
Total comprehensive (loss) income		$ (5,139)		$ 6,208		$ 4,490

The accompanying notes are an integral part of these audited consolidated financial statements.

Notes to the Consolidated Financial Statements

Note 1. Description of Business

News Corporation and its subsidiaries (together, "News Corporation" or the "Company") is a Delaware corporation. News Corporation is a diversified global media company, which manages and reports its businesses in eight segments: Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production of original television programming worldwide; Television, which principally consists of the operation of 27 full power broadcast television stations, including nine duopolies, in the United States (of these stations, 17 are affiliated with the Fox Broadcasting Company ("FOX") and ten are affiliated with MyNetworkTV), the broadcasting of network programming in the United States and the development, production and broadcasting of television programming in Asia; Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite ("DBS") operators primarily in the United States; Direct Broadcast Satellite Television, which consists of the distribution of basic and premium programming services via satellite and broadband directly to subscribers in Italy; Magazines and Inserts, which principally consists of the publication of free-standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and the provision of in-store marketing products and services, primarily to consumer packaged goods manufacturers in the United States and Canada; Newspapers and Information Services, which principally consists of the publication of four national newspapers in the United Kingdom, the publication of approximately 146 newspapers in Australia, the publication of a metropolitan newspaper and a national newspaper (with international editions) in the United States and the provision of information services; Book Publishing, which principally consists of the publication of English language books throughout the world; and Other, which includes Fox Interactive Media ("FIM"), which operates the Company's Internet activities, and News Outdoor Group ("News Outdoor"), an advertising business which offers display advertising primarily in outdoor locations throughout Russia and Eastern Europe.

Note 2. Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of all majority-owned and controlled subsidiaries. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ("ARB") No. 51" ("FIN 46R"), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated in accordance with FIN 46R. All significant intercompany accounts and transactions have been eliminated in consolidation, including the intercompany portion of transactions with equity method investees.

The effects of any changes in the Company's ownership interest resulting from the issuance of equity capital by consolidated subsidiaries or equity investees to unaffiliated parties and certain other equity transactions recorded by consolidated subsidiaries or equity investees are accounted for as capital transactions pursuant to the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 51, "Accounting for the Sales of Stock of a Subsidiary." Deferred taxes generally have not been recorded on such capital transactions, as such temporary differences would, in most instances, be recovered in a tax-free manner.

Certain fiscal 2008 and fiscal 2007 amounts have been reclassified to conform to the fiscal 2009 presentation.

The Company maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30. Fiscal 2009, fiscal 2008 and fiscal 2007 were comprised of 52 weeks and ended on June 28, 2009, June 29, 2008 and July 1, 2007, respectively. For convenience purposes, the Company continues to date its financial statements as of June 30.

Use of estimates

The preparation of the Company's Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

Concentration of credit risk

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

Receivables, net

Receivables, net are presented net of an allowance for returns and doubtful accounts, which is an estimate of amounts that may not be collectible. In determining the allowance for returns, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of the Company's products. Based on this information, management reserves a percentage of each dollar of product sales that provide the customer with the right of return. The allowance for doubtful accounts is estimated based on historical experience, receivable aging, current economic trends and specific identification of certain receivables that are at risk of not being paid. In light of the recent economic downturn in the domestic and global economies, the Company's estimates and judgments with respect to the collectability of its receivables have become subject to greater uncertainty than in more stable periods.

Receivables, net consist of:

At June 30,	2009	2008
	(in millions)	
Total Receivables	$ 7,727	$ 8,538
Allowances for returns and doubtful accounts	(1,158)	(1,089)
Total receivables, net	6,569	7,449
Less: current receivables, net	6,287	6,985
Non-current receivables, net	$ 282	$ 464

Inventories

Filmed Entertainment Costs:

In accordance with Statement of Position ("SOP") No. 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"), Filmed entertainment costs include capitalized production costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations and talent residuals, are recognized as operating expenses on an individual film or network series basis in the ratio that fiscal 2009's gross revenues bear to management's estimate of total remaining ultimate gross revenues. Television production costs incurred in excess of the amount of revenue contracted for each episode in the initial market are expensed as incurred on an episode-by-episode basis. Estimates for initial syndication and basic cable revenues are not included in the estimated lifetime revenues of network series until such sales are probable. Television production costs incurred subsequent to the establishment of secondary markets are capitalized and amortized. Marketing costs and development costs under term deals are charged as operating expenses as incurred. Development costs for projects not produced are written-off at the earlier of the time the decision is made not to develop the story or after three years.

Filmed entertainment costs are stated at the lower of unamortized cost or estimated fair value on an individual motion picture or television product basis. Revenue forecasts for both motion pictures and television products are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and other events or changes in circumstances indicate that a motion picture or television production has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television production's fair value.

Programming Costs:

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 63, "Financial Reporting by Broadcasters," costs incurred in acquiring program rights or producing programs for the Television, DBS and Cable Network Programming segments are capitalized and amortized over the license period or projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable and the program is accepted and available for airing. Television broadcast network and original cable programming are amortized on an accelerated basis. The Company has single and multi-year contracts for broadcast rights of programs and sporting events. At the inception of these contracts and at least annually, the Company evaluates the recoverability of the costs associated therewith, using aggregate estimated advertising revenues directly associated with the program material and related expenses. Where an evaluation indicates that a multi-year contract will result in an ultimate loss, additional amortization is provided. The costs of national sports contracts at FOX are charged to expense based on the ratio of each period's operating profits to estimated total remaining operating profit of the contract. Estimates of total operating profit can change and accordingly, are reviewed periodically and amortization is adjusted as necessary. Such changes in the future could be material.

The costs of local and regional sports contracts for a specified number of events, are amortized on an event-by-event basis while costs for local and regional sports contracts for a specified season, are amortized over the season on a straight-line basis.

Inventories for other divisions are valued at the lower of cost or net realizable value. Cost is primarily determined by the first in, first out average cost method or by specific identification.

Investments

Investments in and advances to equity or joint ventures in which the Company has significant influence, but less than a controlling voting interest, are accounted for using the equity method. Significant influence is generally presumed to exist when the Company owns an interest of approximately 20% to 50% and exercises significant influence. In certain circumstances, investments for which the Company owns more than 50% but does not control policy decisions, would be accounted for by the equity method.

Under the equity method of accounting the Company includes its investment and amounts due to and from its equity method investments in its consolidated balance sheets. The Company's consolidated statements of operations include the Company's share of the investees' earnings (losses) and the Company's consolidated statements of cash flows include all cash received from or paid to the investee.

The difference between the Company's investment and its share of the fair value of the underlying net assets of the investee is first allocated to either finite-lived intangibles or indefinite-lived intangibles and the balance is attributed to goodwill. The Company follows SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which requires that equity method finite-lived intangibles be amortized over their estimated useful life while indefinite-lived intangibles and goodwill are not amortized.

Investments in which the Company has no significant influence (generally less than a 20% ownership interest) or does not exert significant influence are designated as available-for-sale investments if readily determinable market values are available. If an investment's fair value is not readily determinable, the Company accounts for its investment at cost. The Company reports available-for-sale investments at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale investments are included in accumulated other comprehensive income, net of applicable taxes and other adjustments until the investment is sold or considered impaired. Dividends and other distributions of earnings from available-for-sale investments and cost investments are included in Interest income in the consolidated statements of operations when declared.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over an estimated useful life of two to 50 years. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred. Changes in circumstances, such as technological advances or changes to the Company's business model or capital strategy could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life, thereby increasing depreciation expense.

Goodwill and intangible assets

The Company has a significant amount of intangible assets, including goodwill, film and television libraries, Federal Communications Commission ("FCC") licenses, newspaper mastheads, distribution networks, publishing rights and other copyright products and trademarks. Goodwill is recorded as the difference between the cost of acquiring entities and amounts assigned to their tangible and identifiable intangible net assets. In accordance with SFAS No. 142, the Company's goodwill and indefinite-lived intangible assets, which primarily consist of FCC licenses, are tested annually for impairment or earlier if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. Intangible assets with finite lives, are generally amortized over their estimated useful lives. The carrying values of goodwill and indefinite-lived intangible assets are tested at least annually for impairment, or when circumstances indicate that a possible impairment may exist. This impairment assessment of indefinite-lived intangibles compares the fair value of these intangible assets to their carrying value.

The Company's goodwill impairment reviews are determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not impaired and the second step of the impairment review is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment review is required to be performed to estimate the implied fair value of the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Asset impairments

Investments

Equity method investments are regularly reviewed for impairment by initially comparing their fair value to their respective carrying amounts each quarter. The Company determines the fair value of its public company investments by reference to their publicly traded stock price. With respect to private company investments, the Company makes its estimate of fair value by considering other available information, including recent investee equity transactions, discounted cash flow analyses, estimates based on comparable public company operating multiples and, in certain situations, balance sheet liquidation values. If the fair value of the investment has dropped below the carrying amount, management considers several factors when determining whether an other-than-temporary decline in market value has occurred, including the length of the time and extent to which the market value has been below cost, the financial condition and near-term prospects of the issuer, the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value and other factors influencing the fair market value, such as general market conditions.

The Company regularly reviews available-for-sale investment securities for other-than-temporary impairment based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, the Company's ability to hold until recovery and the financial strength and specific prospects of the issuer of the security.

The Company regularly reviews investments accounted for at cost for other-than-temporary impairment based on criteria that include the extent to which the investment's carrying value exceeds its related estimated fair value, the duration of the estimated fair value decline, the Company's ability to hold until recovery and the financial strength and specific prospects of the issuer of the security.

Long-lived assets

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144") requires that the Company periodically review the carrying amounts of its long-lived assets, including property, plant and equipment and finite-lived intangible assets, to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is recognized if the carrying value of such assets exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less their costs to sell.

Financial instruments

The carrying value of the Company's financial instruments, including cash and cash equivalents, cost investments and long-term borrowings, approximate fair value. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. Derivative instruments embedded in other contracts, such as exchangeable securities, are separated into their host and derivative financial instrument components. The derivative component is recorded at its estimated fair value in the consolidated balance sheets with changes in estimated fair value recorded in Other, net in the consolidated statements of operations.

The TOPrS warrants and the BUCS are exercisable/convertible into ordinary shares of British Sky Broadcasting plc ("BSkyB"). The Company used the following assumptions to determine the fair value of the TOPrS warrants as of June 30, 2009 and 2008: Stock price: $7.42 and $9.27; Exercise price: $10.80; Historical volatility: 18.9% and 23.8%; Risk free rates: 2.83% and 5.18%; Expected term: 7.38 years and 8.38 years; and Dividend yield: 2.4% and 2.2%, respectively.

In determining the fair value of the BUCS conversion feature, the Company calculates the difference between (i) the average of the bid and asked prices for the BUCS as of each valuation date and (ii) the estimated value of a "straight" bond (i.e., no exchange feature) using the period from the valuation date to the date of the first put. Key assumptions as of June 30, 2009 and 2008 used to estimate the value of the straight bond were as follows: News Corporation credit spreads: 73bps and 40bps; and Risk-free rates: 1.33% and 3.45%, respectively.

Guarantees

The Company follows Financial Accounting Standards Board (the "FASB") Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees.

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is reasonably assured. The Company considers the terms of each arrangement to determine the appropriate accounting treatment.

Filmed Entertainment:

Revenues are recognized in accordance with SOP 00-2. Revenues from the distribution of motion pictures are recognized as they are exhibited, and revenues from home entertainment sales, net of a reserve for estimated returns, are recognized on the date that DVD units are made available for sale by retailers and all Company-imposed restrictions on the sale of DVD units have expired.

License agreements for the broadcast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for broadcast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of theatrical and television products which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for broadcast under the terms of the related licensing agreement.

Television, Cable Network Programming and DBS:

Advertising revenue is recognized as the commercials are aired. Subscriber fees received from cable systems and DBS operators for cable network programming are recognized as revenue in the period services are provided. DBS subscription and pay-per-view revenues are recognized when programming is broadcast to subscribers, while fees for equipment rental are recognized as revenue on a straight-line basis over the contract period.

The Company classifies the amortization of cable distribution investments (capitalized fees paid to a cable or DBS operator to facilitate the launch of a cable network) against revenue in accordance with Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period.

Newspapers and Information Services, Magazines and Inserts and Book Publishing

Advertising revenue from newspapers, inserts and magazines is recognized when the advertisements are published. Subscription revenues from the Company's print and online publications and electronic information services is recognized as earned, pro rata on a per-issue basis, over the subscription period. Revenues earned from book publishing are recognized upon passing of control to the buyer.

Sales returns

Consistent with industry practice, certain of the Company's products, such as home entertainment products, books and newspapers, are sold with the right of return. The Company records, as a reduction of revenue, the estimated impact of such returns. In determining the estimate of product sales that will be returned, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of the Company's product. Based on this information, management reserves a percentage of each dollar of product sales that provide the customer with the right of return.

Subscriber acquisition costs

Subscriber acquisition costs in the DBS segment primarily consist of amounts paid for third-party customer acquisitions, which consist of the cost of commissions paid to authorized retailers and dealers for subscribers added through their respective distribution channels and the cost of hardware and installation subsidies for subscribers. All costs, including hardware, installation and commissions, are expensed upon activation. However, where legal ownership is retained in the equipment, the cost of the equipment is capitalized and depreciated over the useful life. Additional components of subscriber acquisition costs include the cost of print, radio and television advertising, which are expensed as incurred.

Advertising expenses

The Company expenses advertising costs as incurred, including advertising expenses for theatrical and television product in accordance with SOP 00-2. Advertising expenses recognized totaled $2.5 billion for the fiscal years ended June 30, 2009 and 2008 and $2.4 billion for the fiscal year ended June 30, 2007.

Translation of foreign currencies

Income and expense accounts of foreign subsidiaries and affiliates are translated into U.S. dollars using the current rate method, whereby trading results are converted at the average rate of exchange for the period and assets and liabilities are converted at the closing rates on the period end date. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. Gains and losses from foreign currency transactions are included in income for the period.

Capitalization of interest

Interest cost on funds invested in major projects, primarily theatrical productions, with substantial development and construction phases are capitalized until production or operations commence. Once production or operations commence, the interest costs are expensed as incurred. Capitalized interest is amortized over future periods on a basis consistent with that of the project to which it relates. Total interest capitalized was $55 million, $44 million and $24 million, for the fiscal years ended June 30, 2009, 2008 and 2007, respectively. Amortization of capitalized interest for the fiscal years ended June 30, 2009, 2008 and 2007 was $50 million, $33 million and $34 million, respectively.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries to the extent amounts are expected to be reinvested indefinitely.

On July 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes" ("FIN 48"), which did not have a material impact to the Company's liability for unrecognized tax benefits.

The effects of the initial adoption of FIN 48 on the Company's consolidated balance sheets as of June 30, 2007 included an increase in Other liabilities of approximately $1.2 billion offset by a similar reduction in deferred income taxes as of July 1, 2007.

Earnings per share

Prior to fiscal 2008, Net income available to the Company's common stockholders was allocated between the Company's two classes of common stock, Class A common stock, par value $0.01 per share ("Class A Common Stock") and Class B common stock, par value $0.01 per share ("Class B Common Stock"). The allocation between classes was based upon the two-class method. Under the two-class method, earnings per share for each class of common stock was allocated according to dividends declared and participation rights in undistributed earnings. Subsequent to the final fiscal 2007 dividend, shares of Class A Common Stock no longer carry the right to a greater dividend than shares of Class B Common Stock and; therefore, Net income is allocated equally to Class A and Class B stockholders. Accordingly, since the apportionment of earnings has been eliminated as required by the Company's Restated Certificate of Incorporation, the Company has presented the earnings of Class A Common Stock and Class B Common Stock as a single class since fiscal 2008. (See Note 20—Earnings Per Share)

Basic earnings per share for the Class A and Class B Common Stock is calculated by dividing net income or loss by the weighted average number of shares of Class A and Class B Common Stock outstanding. Diluted earnings per share for Class A and Class B Common Stock is calculated similarly, except that the calculation includes the dilutive effect of the assumed issuance of shares issuable under the Company's equity-based compensation plans and the dilutive effect of convertible securities.

Comprehensive income

The Company follows SFAS No. 130, "Reporting Comprehensive Income," for the reporting and display of comprehensive income.

For the years ended June 30,	2009	2008	2007
		(in millions)	
Accumulated other comprehensive income, net of tax:			
Unrealized holding gains (losses) on securities:			
Balance, beginning of year	$ 71	$ 140	$ 19
Fiscal year activity	2	(69)	121
Balance, end of year	73	71	140
Pension plan adjustments:			
Balance, beginning of year	(291)	(205)	(79)
Adoption of SFAS No. 158	—	—	(199)
Fiscal year activity	(92)	(86)	73
Balance, end of year	(383)	(291)	(205)
Foreign currency translation adjustments:			
Balance, beginning of year	1,986	1,010	140
Fiscal year activity	(1,671)	976	870
Balance, end of year	315	1,986	1,010
Total accumulated other comprehensive income, net of tax	$ 5	$1,766	$ 945

Equity based compensation

The Company accounts for share based payments in accordance with SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. SFAS 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees.

Pension and other postretirement benefits

In June 2007, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the fiscal year in which the changes occur through comprehensive income. (See Note 17—Pensions and Other Postretirement Benefits)

The following table summarizes the incremental effects of the initial adoption of SFAS No. 158 on the Company's consolidated balance sheets as of June 30, 2007:

	Before application of SFAS No.158	SFAS No. 158 adjustment	After application of SFAS No. 158
		(in millions)	
Intangible assets	$11,710	$ (7)	$11,703
Other non-current assets	1,096	(274)	822
Total assets	62,624	(281)	62,343
Other liabilities	3,301	18	3,319
Deferred income taxes	5,999	(100)	5,899
Total stockholders' equity	33,121	(199)	32,922
Total liabilities and stockholders' equity	62,624	(281)	62,343

Derivatives

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability (See Note 7—Fair Value). SFAS No. 133 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met.

The Company uses financial instruments designated as cash flow hedges to hedge its limited exposures to foreign currency exchange risks associated with the costs for producing or acquiring films and television programming abroad. All cash flow hedges are recorded at fair value on the consolidated balance sheets. As of June 30, 2009 and 2008, the notional amount of foreign exchange forward contracts with foreign currency risk was $394.8 million and $34.2 million, respectively, and the net unrealized gain was approximately $3.4 million and $0.2 million, respectively. The potential loss in fair value for such financial instruments for a 10% adverse change in quoted foreign currency exchange rates would be approximately $32.6 million and $1.5 million, respectively. The effective changes in fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income with foreign currency translation adjustments. Amounts are reclassified from accumulated other comprehensive income when the underlying hedged item is recognized in earnings. If derivatives are not designated as hedges, changes in fair value are recorded in earnings as Other, net in the consolidated statements of operations. (See Note 11—Exchangeable Securities.)

Recent accounting pronouncements

On July 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157") for its financial assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands the required disclosures about fair value measurements (See Note 7—Fair Value). SFAS No. 157 currently applies to the fair value measurements of financial instruments and recurring fair value measurements of non-financial assets and liabilities. On July 1, 2009, the Company adopted the remaining provisions of SFAS No. 157, which applies to all fair value measurements including non-recurring measurements of non-financial assets and liabilities, such as measurement of potential impairments of goodwill, other intangible assets, other long-lived assets and non-financial assets held by a pension plan. It also applies to fair value measurements of non-financial assets acquired and liabilities assumed in business combinations. The Company's adoption of the additional provisions of SFAS No. 157 did not have a material effect on the Company's consolidated financial statements.

On July 1, 2008, the Company adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value with changes in fair value recognized in earnings for each reporting period. The Company's adoption of SFAS No. 159 on July 1, 2008 did not have any effect on the Company's consolidated financial statements as the Company did not elect the fair value measurement option for any eligible items.

On January 1, 2009, the Company adopted SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS No. 161"), which requires enhanced disclosures related to an entity's derivative and hedging activities (See Note 7—Fair Value). The Company's adoption of SFAS No. 161 did not have a material effect on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under SFAS No. 141R, changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. The Company adopted SFAS No. 141R on July 1, 2009. This standard changes the Company's accounting treatment for business combinations on a prospective basis.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company adopted SFAS No. 160 on July 1, 2009. SFAS No. 160 requires the presentation and disclosure requirements for existing minority interests to be applied retrospectively. All other requirements of SFAS 160 are to be applied prospectively.

In April 2008, the FASB issued FASB Staff Position ("FSP") SFAS No. 142-3 "Determination of the Useful Life of Intangible Assets" ("FSP SFAS No. 142-3"). FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognizable intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). FSP SFAS No. 142-3 is intended to improve the consistency between the useful life of a recognizable intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141. FSP SFAS No. 142-3 is effective for fiscal years beginning after December 15, 2008. The Company adopted FSP SFAS No. 142-3 on July 1, 2009. This position changes the Company's determination of useful lives for intangible assets on a prospective basis.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS No. 167"). SFAS No. 167 changes the approach to determining the primary beneficiary of a variable interest entity ("VIE") and requires companies to regularly assess whether the Company is the primary beneficiary of a VIE. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009. The Company will adopt SFAS No. 167 beginning in the first quarter of fiscal 2011. The Company is currently evaluating what effects, if any, the adoption of SFAS No. 167 will have on the Company's future results of operations and financial condition.

Note 3. Acquisitions, Disposals and Other Transactions

Fiscal 2009 Transactions

Acquisitions

In October 2008, the Company purchased VeriSign Inc.'s ("VeriSign") minority share of the Jamba joint venture for approximately $193 million in cash, increasing the Company's interest to 100%. During fiscal 2009, the Company recorded an impairment charge relating to Jamba's goodwill and finite-lived intangible assets. (See Note 9—Goodwill and Other Intangible Assets)

In January 2009, the Company and Asianet TV Holdings Private Limited ("Asianet") formed a venture ("Star Jupiter") to provide general entertainment channels in southern India. The Company paid approximately $235 million in cash and assumed net debt of approximately $20 million for a controlling interest in four of Asianet's channels which were combined with one of the Company's existing channels. The Company has a majority interest in this new venture and, accordingly, began consolidating the results in January 2009.

The aforementioned acquisitions were all accounted for in accordance with SFAS No. 141, "Business Combinations" ("SFAS No. 141"). In accordance with SFAS No. 142, the excess purchase price that has been allocated or has been preliminarily allocated to goodwill is not being amortized for all of the acquisitions noted above. Where the allocation of the excess purchase price is not final, the amount allocated to goodwill is subject to change upon completion of final valuations of certain assets and liabilities. A future reduction in goodwill for additional value to be assigned to identifiable finite-lived intangible assets or tangible assets could reduce future earnings as a result of additional amortization.

Disposals

In July 2008, the Company completed the sale of eight of its owned-and-operated FOX network affiliated television stations (the "Stations") for approximately $1 billion in cash. The Stations included: WJW in Cleveland, OH; KDVR in Denver, CO; KTVI in St. Louis, MO; WDAF in Kansas City, MO; WITI in Milwaukee, WI; KSTU in Salt Lake City, UT; WBRC in Birmingham, AL; and WGHP in Greensboro, NC. In connection with the transaction, the Stations entered into new affiliation agreements with the Company to receive network programming and assumed existing contracts with the Company for syndicated programming. In addition, the Company recorded a gain of approximately $232 million in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2009.

In November 2008, the Company sold its ownership stake in a Polish television broadcaster to the remaining shareholders. The Company recognized a net loss of approximately $100 million on the disposal which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2009.

Other transactions

In February 2009, the Company, two newly incorporated subsidiaries of funds advised by Permira Advisers LLP (the "Permira Newcos") and the Company's then majority-owned, publicly-held subsidiary, NDS Group plc ("NDS"), completed a transaction pursuant to which all issued and outstanding NDS Series A ordinary shares, including those represented by American Depositary Shares traded on The NASDAQ Stock Market, were acquired for per-share consideration of $63 in cash (the "NDS Transaction"). As part of the transaction, approximately 67% of the NDS Series B ordinary shares held by the Company were exchanged for $63 per share in a mix of approximately $1.5 billion in cash, which included $780 million of cash retained upon the deconsolidation of NDS, and a $242 million vendor note. As a result of the transaction, NDS ceased to be a public company and the Permira Newcos and the Company now own approximately 51% and 49% of NDS, respectively. The Company's remaining interest in NDS is accounted for under the equity method of accounting. A gain of $1.2 billion was recognized on the sale of the Company's interest and is included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2009.

Fiscal 2008 Transactions

Acquisitions

In July 2007, the Company acquired Photobucket, a web-based provider of photo- and video-sharing services, for a total purchase price of approximately $287 million, of which $237 million was in cash and $50 million was in deferred consideration. The initial $25 million of deferred compensation was paid during the first quarter of fiscal 2009 and the remaining $25 million was paid during the first quarter of fiscal 2010.

On December 13, 2007, the Company completed the acquisition of Dow Jones & Company, Inc. ("Dow Jones") pursuant to the Agreement and Plan of Merger, dated as of July 31, 2007, by and among the Company, Ruby Newco LLC, a wholly-owned subsidiary of the Company ("Ruby Newco"), Dow Jones and Diamond Merger Sub Corporation, as amended (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, each outstanding share of Dow Jones common stock was converted into the right to receive, at the election of the holder, either (x) $60.00 in cash or (y) 2.8681 Class B common units of Ruby Newco. Each Class B common unit of Ruby Newco is convertible into a share of News Corporation Class A Common Stock. The consideration for the acquisition was approximately $5,700 million which consisted of: $5,150 million in cash, assumed net debt of approximately $330 million and approximately $200 million in equity instruments. The results of Dow Jones have been included in the Company's consolidated statements of operations from December 13, 2007.

As part of the Dow Jones acquisition, the Company assumed total debt of $378 million which consisted of: 3.875% notes due 2008 in the amount of $225 million, $131 million in commercial paper and a $22 million variable interest rate note.

In addition, in December 2007, the Company issued approximately 8 million Class B common units of Ruby Newco, approximately 7 million stock options and approximately 500,000 restricted stock units ("RSUs") over Class A Common Stock. The total fair value of these instruments was approximately $200 million. As of June 30, 2009, approximately 7.7 million Class B common units of Ruby Newco had been converted into shares of Class A Common Stock.

Under the purchase method of accounting, the total Dow Jones purchase price is allocated to Dow Jones net tangible and intangible assets based upon Dow Jones' estimated fair value as of the date of completion of the acquisition. Based upon the purchase price and the valuation performed, the purchase price allocation is as follows (in millions):

Assets acquired:	
Current assets	$ 339
Property, plant and equipment	577
Other assets	52
Intangible assets	2,376
Goodwill	4,261
Total assets acquired	$7,605
Liabilities assumed:	
Current liabilities	$ 589
Deferred income taxes	640
Deferred revenue	226
Other liabilities	458
Borrowings	378
Total liabilities assumed	2,291
Minority interest in subsidiaries	165
Net assets acquired	$5,149

The Company allocated approximately $700 million to amortizable intangible assets, primarily consisting of subscriber relationship intangible assets. The pattern of economic benefits to be derived from certain amortizable intangible assets is estimated to be greater in the initial period of ownership. Accordingly, amortization expense is recognized on an accelerated basis over the remaining weighted-average useful life of 25 years. The Company also allocated approximately $1,700 million to trade names, which will not be amortized as they have an indefinite remaining useful life based primarily on their market position and the Company's plans for continued indefinite use. Further, approximately $4,300 million was allocated to goodwill, which represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The goodwill is not being amortized in accordance with SFAS No. 142, and is not deductible for tax purposes. Upon the completion of the final valuation in December 2008, all of the goodwill was allocated to the Newspapers and Information Services segment. During fiscal 2009, the Company recorded an impairment charge relating to the Dow Jones goodwill and indefinite-lived intangible assets of $2.8 billion which is not reflected in the table above. (See Note 9—Goodwill and Intangible Assets)

The aforementioned acquisitions were all accounted for in accordance with SFAS No. 141.

Disposals

In June 2008, the Company sold a parcel of land it owned in the United Kingdom, for total consideration of $163 million. The consideration at closing was comprised of $91 million in cash and a $72 million note, secured by the land, payable in three equal annual installments, the first of which was received in June 2009. The Company recorded a pre-tax gain of $126 million on the transaction which is included in Other operating (income) charges in the consolidated statements of operations for the fiscal year ended June 30, 2008.

Share Exchange Agreement

In February 2008, the Company closed the transactions contemplated by the share exchange agreement (the "Share Exchange Agreement") with Liberty Media Corporation ("Liberty"). Pursuant to the terms of the Share Exchange Agreement, Liberty exchanged its entire interest in the Company's common stock (approximately 325 million shares of Class A Common Stock and 188 million shares of Class B Common Stock) for 100% of the stock of a wholly-owned subsidiary of the Company, whose holdings consisted of the Company's approximate 41% interest (approximately 470 million shares) in The DIRECTV Group, Inc. ("DIRECTV") constituting the Company's entire interest in DIRECTV, three of the Company's Regional Sports Networks ("RSNs") (FSN Northwest, FSN Pittsburgh and FSN Rocky Mountain) (the "Three RSNs") and approximately $625 million in cash (the "Exchange"). The Exchange resulted in the divestiture of the Company's entire interest in DIRECTV and the Three RSNs to Liberty. A tax-free gain of $1.7 billion on the Exchange was recognized in Other, net in the consolidated statements of operations in fiscal 2008. Upon closing of the Exchange, the Company entered into a non-competition agreement with DIRECTV and non-competition agreements with each of the Three RSNs, in each case, restricting its right to compete for a period of four years with DIRECTV and the Three RSNs in the respective regions in which such entities were operating on the closing date of the Exchange.

Fiscal 2007 Transactions

Acquisitions

In November 2006, the Company, together with a local Turkish partner, acquired TGRT (now called "FOX TV"), a national general interest free-to-air broadcast television station in Turkey. The Company acquired its interest for approximately $103 million in cash, plus acquisition related costs.

In December 2006, NDS, formerly an indirect majority owned subsidiary of the Company (see Fiscal 2009 Transactions for further discussion), acquired Jungo Limited, a developer and supplier of software for use in residential gateway devices, for approximately $91 million.

In January 2007, the Company and VeriSign formed a joint venture to provide entertainment content for mobile devices. The Company paid approximately $190 million for a controlling interest in VeriSign's wholly owned subsidiary, Jamba, which was combined with certain of the Company's Fox Mobile Entertainment assets. The results of the joint venture have been included in the Company's consolidated results of operations since January 2007. In October 2008, the Company purchased VeriSign's minority share of the Jamba joint venture (see Fiscal 2009 Transactions for further discussion).

In March 2007, the Company acquired Strategic Data Corporation ("SDC"), a developer of technology that allows websites to target advertisements to specific audiences. The Company acquired SDC for a total purchase price of approximately $140 million, of which $40 million was in cash and approximately $100 million in other consideration.

In April 2007, the Company completed its acquisition of Federal Publishing Company's magazines, newspapers and online properties in Australia from F Hannan Pty Limited for approximately $393 million.

The aforementioned acquisitions were all accounted for in accordance with SFAS No. 141.

Other Transactions

In fiscal 2007, the Company restructured the ownership interest in one of its majority-owned RSNs. The minority shareholder has a put right related to its ownership interest that is currently exercisable and is outside of the control of the Company. The Company accounts for this put arrangement in accordance with EITF D-98 "Classification and Measurement of Redeemable Securities" ("EITF D-98") and, as of June 30, 2009 and 2008, has included the value of the put right in minority interest in subsidiaries in the consolidated balance sheets.

The Company previously entered into an agreement with a direct response marketing company that provided the Company with participation rights if the direct response marketing company is ever sold or consummates certain other strategic transactions. In December 2006, the Company entered into an agreement to terminate the participation rights for $100 million. This transaction closed in March 2007 and the Company recorded a gain of approximately $97 million on this transaction which is included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2007.

Note 4. Restructuring Programs

Fiscal 2009 Programs

In fiscal 2009, certain of the markets in which the Company's businesses operate have experienced a weakening in the current economic climate which has adversely affected advertising revenue and other consumer driven spending. As a result, a number of the Company's businesses implemented a series of operational actions to address the Company's cost structure, including FIM, which is restructuring the Company's digital media properties to align resources more closely with business priorities. This restructuring program has included significant job reductions, both domestically and internationally, to enable the businesses to operate on a more cost effective basis. In conjunction with this project the Company also eliminated excess facility requirements. In fiscal 2009, several other businesses of the Company have implemented similar plans including the U.K. and Australian newspapers, HarperCollins, MyNetworkTV and the Fox Television Stations. During the fiscal year ended June 30, 2009, the Company recorded restructuring charges in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", of approximately $312 million which are included in Other operating charges in the consolidated statements of operations. These charges consist of severance costs, facility related costs and other associated costs. The restructuring charges relate to $23 million recorded at the Television segment, $33 million recorded at the Book Publishing segment, $74 million recorded at the Newspapers and Information Services segment and $182 million recorded at the Other segment during the fiscal year ended June 30, 2009. The Other segment included charges of approximately $178 million related to FIM, $148 million of which was recorded for facility related costs.

Changes in the program liabilities were as follows:

For the fiscal year ended June 30, 2009	One time termination benefits	Facility related costs	Other costs	Total
	(in millions)			
Beginning of period	$ —	$ —	$ —	$ —
Additions	126	164	22	312
Payments	(62)	—	(14)	(76)
Foreign exchange movements	1	—	—	1
End of period	$ 65	$164	$ 8	$237

The Company expects to record an additional $79 million of restructuring expense related to additional employee termination benefits and accretion on facility terminations through 2021. At June 30, 2009, restructuring liabilities of approximately $93 million and $144 million were included in the consolidated balance sheets in other current liabilities and other liabilities, respectively. Facility related costs of $144 million included in other liabilities and additional accretion are expected to be paid through fiscal 2021.

Dow Jones

As a result of the Dow Jones acquisition, the Company established and approved plans to integrate the acquired operations into the Company's Newspapers and Information Services segment. The cost to implement these plans consists of separation payments for certain Dow Jones executives under the change in control plan Dow Jones had previously established, non-cancelable lease commitments and lease termination charges for leased facilities that have or will be exited and other contract termination costs associated with the restructuring activities. During the fiscal year ended June 30, 2009, the Company recorded additional amounts relating to separation payments and non-cancelable lease commitments as purchase accounting adjustments.

Changes in the plan liabilities were as follows (in millions):

For the years ended June 30,	2009	2008
Beginning of period	$180	$ –
Additions	40	210
Payments	(94)	(30)
End of period	$126	$180

United Kingdom Redundancy Program

In fiscal 2005, the Company announced its intention to invest in new printing plants in the United Kingdom to take advantage of technological and market changes. As the new automated technology came on line, the Company benefited from lower production costs and improved newspaper quality, including expanded color.

In conjunction with this project, during fiscal 2006, the Company received formal approval for the construction of the main new plant which was the last contingency, thereby committing the Company to a redundancy program (the "Program") for certain production employees at the Company's U.K. newspaper operations. The Program was in response to the reduced workforce that is required as new printing presses and the new printing facilities came on line. As a result of this Program, the Company reduced its production workforce by approximately 65%, and over 700 employees in the United Kingdom voluntarily accepted severance agreements. The majority of such employees left the Company during fiscal 2008.

In accordance with SFAS No. 88, "Employers' Accounting for Settlements & Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the Company recorded a redundancy provision of approximately $109 million during fiscal 2006 in Other operating charges. During the fiscal years ended June 30, 2008 and 2007, the Company recorded additional amounts relating to the Program of $19 million and $24 million, respectively, which were comprised of an increase to the original provision amount, accretion and earned retention expenses, in Other operating (income) charges in the consolidated statements of operations. Approximately $5 million of this reserve remained as of June 30, 2008, which was utilized during fiscal 2009.

Note 5. Inventories

As of June 30, 2009, the Company's inventories were comprised of the following:

As of June 30,	2009	2008
	(in millions)	
Programming rights	$ 3,038	$ 2,645
Books, DVDs, paper and other merchandise	361	510
Filmed entertainment costs:		
Films:		
Released (including acquired film libraries)	533	475
Completed, not released	137	102
In production	664	806
In development or preproduction	73	54
	1,407	1,437
Television productions:		
Released (including acquired libraries)	589	469
Completed, not released	—	—
In production	256	256
In development or preproduction	4	2
	849	727
Total filmed entertainment costs, less accumulated amortization[a]	2,256	2,164
Total inventories, net	5,655	5,319
Less: current portion of inventory, net[b]	(2,477)	(2,255)
Total noncurrent inventories, net	$ 3,178	$ 3,064

(a) Does not include $491 million and $522 million of net intangible film library costs as of June 30, 2009 and 2008, respectively, which are included in intangible assets subject to amortization in the consolidated balance sheets. (See Note 9—Goodwill and Other Intangible Assets for further details)
(b) Current inventory as of June 30, 2009 and 2008 is comprised of programming rights ($2,149 million and $1,781 million, respectively), books, DVDs, paper, and other merchandise.

As of June 30, 2009, the Company estimated that approximately 68% of unamortized filmed entertainment costs from the completed films are expected to be amortized during fiscal 2010 and approximately 94% of released filmed entertainment costs will be amortized within the next three fiscal years. During fiscal 2010, the Company expects to pay $941 million in accrued participation liabilities, which are included in participations, residuals and royalties payable on the consolidated balance sheets. At June 30, 2009, acquired film and television libraries had remaining unamortized film costs of $80 million, which are generally amortized using the individual film forecast method over a remaining period of approximately one to 12 years.

Note 6. Investments

As of June 30, 2009, the Company's investments were comprised of the following:

As of June 30,		Ownership Percentage	2009	2008
			(in millions)	
Equity method investments:				
British Sky Broadcasting Group plc[1]	U.K. DBS operator	39%	$ 877	$ 977
Sky Deutschland AG[1]	German pay-TV operator	38%[3]	437	673
Sky Network Television Ltd.[1]	New Zealand media company	44%	305	352
NDS[2]	Digital technology company	49%	232	—
Other equity method investments		various	707	766
Fair value of available-for-sale investments		various	150	136
Other investments		various	249	380
			$2,957	$3,284

(1) The market value of the Company's investment in British Sky Broadcasting Group plc ("BSkyB"), Sky Deutschland AG (formerly Premiere AG) ("Sky Deutschland") and Sky Network Television Ltd. was $5,094 million, $744 million and $466 million at June 30, 2009, respectively.

(2) In February 2009, the Company sold a portion of its ownership stake in NDS. As a result of the sale, the Company's investment in NDS was accounted for under the equity method of accounting subsequent to February 5, 2009. (See Note 3—Acquisitions, Disposals and Other Transactions for further discussion)

(3) During the fiscal year 2009, the Company entered into a series of purchase transactions resulting in the Company increasing its interest in Sky Deutschland from 25% at June 30, 2008 to 38% at June 30, 2009. (See Fiscal Year 2009 Acquisitions, Disposals and Other Transactions below for further discussion)

The cost basis, unrealized gains, unrealized losses and fair market value of available-for-sale investments are set forth below:

As of June 30,	2009	2008
	(in millions)	
Cost basis of available-for-sale investments	$ 38	$ 28
Accumulated gross unrealized gain	113	108
Accumulated gross unrealized loss	(1)	—
Fair value of available-for-sale investments	$150	$136
Deferred tax liability	$ 39	$ 37

During the fiscal years ended June 30, 2008 and 2007, the Company reclassified gains of $12 million and $2 million, respectively, from accumulated other comprehensive income to the consolidated statements of operations, based on the specific identification method. No gains were reclassified from accumulated other comprehensive income to the consolidated statements of operations during the fiscal year ended June 30, 2009.

Equity (Losses) Earnings of Affiliates

The Company's share of the (losses) earnings of its equity affiliates was as follows:

For the years ended June 30,	2009	2008	2007
		(in millions)	
DBS equity affiliates	$(374)	$138	$ 844
Cable channel equity affiliates	59	98	98
Other equity affiliates	6	91	77
Total equity (losses) earnings of affiliates[a]	$(309)	$327	$1,019

(a) The Company's investment in several of its affiliates exceeded its equity in the underlying net assets by approximately $1.6 billion and $1.3 billion as of June 30, 2009 and 2008, respectively, which represented the excess cost over the Company's proportionate share of its investments' underlying net assets. This has been allocated between intangibles with finite lives, indefinite-lived intangibles and goodwill. The finite lived intangibles primarily represent a trade name and subscriber lists with a weighted average useful life of 16 years.

In accordance with SFAS No. 142, the Company amortized $10 million and $75 million in fiscal 2009 and 2008, respectively, related to amounts allocated to finite-lived intangible assets. Such amortization is reflected in equity (losses) earnings of affiliates.

Fiscal Year 2009 Acquisitions, Disposals and Other Transactions

Investments in Sky Deutschland

During fiscal 2008, the Company, through a series of transactions, acquired a 25% ownership interest in Sky Deutschland for cash consideration of approximately $666 million. As of April 2008, the Company had acquired an interest in Sky Deutschland of greater than 20% and exercised significant influence over Sky Deutschland and the Company began accounting for its investment in Sky Deutschland under the equity method of accounting accordingly.

During fiscal 2009, the Company entered into an agreement with Sky Deutschland and the bank syndicate of Sky Deutschland to provide Sky Deutschland with a new financing structure and additional capital through two equity capital increases. The first and second equity capital increases were structured as rights issues and were completed in January 2009 and April 2009, respectively. In the first equity capital increase, the Company purchased additional shares of Sky Deutschland for approximately $33 million. In the second equity capital increase, the Company purchased additional shares of Sky Deutschland for approximately $150 million, increasing the Company's ownership percentage in Sky Deutschland to 30.5%. As a result of the rights issues and other transactions, the Company invested an aggregate of approximately $300 million in shares of Sky Deutschland during fiscal 2009 and, as of June 30, 2009, the Company had an approximate 38% ownership interest in Sky Deutschland.

Since June 30, 2009, the Company acquired additional shares of Sky Deutschland, increasing its ownership to 39.96% as of August 5, 2009.

Impairment of Investments in Sky Deutschland

On October 2, 2008, Sky Deutschland announced guidance on its earnings before interest, taxes and depreciation ("EBITDA") indicating results substantially below prior guidance for calendar 2008. Sky Deutschland also announced that it had adopted a new classification of subscribers at September 30, 2008. The day after this announcement, Sky Deutschland experienced a significant decline in its market value. As a result of this decline, the Company's carrying value in Sky Deutschland exceeded its market value based upon Sky Deutschland's closing share price of €4.38 on October 3, 2008. The Company believes that this decline was not temporary based on the assessment described below and, accordingly, recorded an impairment charge of $422 million representing the difference between the Company's carrying value and the market value which was included in Equity (losses) earnings of affiliates in the Company's consolidated statements of operations for the fiscal year ended June 30, 2009.

In determining if the decline in Sky Deutschland's market value was other-than-temporary, the Company considered a number of factors: (1) the financial condition, operating performance and near term prospects of Sky Deutschland; (2) the reason for the decline in Sky Deutschland's fair value; (3) analysts' ratings and estimates of 12 month share price targets for Sky Deutschland; and (4) the length of time and the extent to which Sky Deutschland's market value had been less than the carrying value of the Company's investment.

Due to the volatility of Sky Deutschland's common stock, the Company will continue to monitor this investment for possible future impairment.

Other

In August 2008, the Company entered into an agreement providing for the restructuring of the Company's content acquisition agreements with Balaji Telefilms Ltd ("Balaji"). As part of this restructuring agreement, the Company no longer has representation on Balaji's board and does not have significant influence in management decisions; therefore, the Company believes that it no longer has the ability to exercise significant influence over Balaji. Accordingly, the Company accounts for its investment under the cost method of accounting and, the carrying value is adjusted to market value each reporting period as required under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

In February 2009, the Company, the Permira Newcos and NDS completed the NDS Transaction, resulting in the Permira Newcos and the Company owning approximately 51% and 49% of NDS, respectively. The Company's remaining interest in NDS is accounted for under the equity method of accounting. (See Note 3—Acquisitions, Disposals and Other Transactions for further discussion)

Fiscal Year 2008 Acquisitions, Disposals and Other Transactions

In March 2008, the Company and its joint venture partner completed a series of transactions and sold its entire interest in the cable systems in Taiwan, in which the Company maintained a minority interest ownership, to third parties for aggregate cash consideration of approximately $360 million. The Company recognized pre-tax gains totaling approximately $133 million on the sales included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2008.

Effective September 30, 2007, NGT, Inc. ("NGT") gave the Company control over National Geographic Channel US LLC ("NGC US") in which the Company has a 67% equity interest. Accordingly, the results of NGC US are included in the Company's consolidated results of operations beginning October 1, 2007.

During fiscal 2008, the Company effectively acquired an additional 27% stake in NGC Network (UK) Limited ("NGC UK") in exchange for a 23% interest in NGC Network International LLC ("NGC International") and a 14% interest in NGC Network Latin America LLC ("NGC Latin America"). As a result of this transaction, the Company owns 52% of NGC International, NGC Latin America and NGC UK. In January 2007, the Company obtained operating control over NGC International and NGC Latin America and has included their results in the Company's consolidated results of operations since January 2007. The Company has included the operating results of NGC UK in the Company's consolidated results beginning in the fiscal year ended June 30, 2008.

In April 2008, the Company sold its interest in Fox Sports Net Bay Area for approximately $245 million. The Company recorded a gain of approximately $208 million on the disposal which is included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2008.

In May 2008, the Company disposed of its entire interest (approximately 41%) in the common stock of Gemstar-TV Guide International, Inc. ("Gemstar") in exchange for a cash payment of approximately $637 million and approximately 19 million shares of Macrovision Solutions Corporation ("Macrovision") common stock. The Company sold its shares of Macrovision common stock in June 2008. The Company recorded a net gain of approximately $112 million on the disposals which is included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2008.

Fiscal Year 2007 Acquisitions and Disposals

In August 2006, the Company sold a portion of its equity investment in Phoenix Satellite Television Holdings Limited ("Phoenix"), representing a 19.9% stake, for approximately $164 million. The Company recognized a pre-tax gain of approximately $136 million on the sale included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2007. The Company retained a 17.6% stake in Phoenix, which is accounted for under the cost method of accounting and, accordingly, the carrying value is adjusted to market value each reporting period as required under SFAS No. 115.

In August 2006, the Company completed the sale of its investment in SKY Brasil, a Brazilian DTH platform, to DIRECTV for approximately $300 million in cash which was received in fiscal 2005, resulting in a total pre-tax gain of $426 million on the sale. Of this total gain, the Company recognized a pre-tax gain of approximately $261 million in the fiscal year ended June 30, 2007. The Company deferred $165 million of its total gain, through a reduction in the DIRECTV basis, due to its indirect interest through the Company's ownership of DIRECTV. As a result of the closing of the Exchange in February 2008, the Company exchanged 100% of the stock of a wholly-owned subsidiary that held the Company's approximate 41% interest in DIRECTV and other assets for Liberty's entire interest in the Company's common stock (See Note 3—Acquisitions, Disposals and Other Transactions for further discussion of the Exchange), and the Company recognized the previously deferred gain in the fiscal year ended June 30, 2008. The total gain of $426 million was greater than the total consideration received due to the recognition of losses in excess of the carrying amount of the investment as the Company was committed to provide further financial support to SKY Brasil. As a result of the sale of its investment in SKY Brasil, the Company was released from its SKY Brasil transponder lease guarantee and was released from its SKY Brasil credit agreement guarantee in January 2007.

In October 2006, the Company acquired a 7.3% share in Fairfax, an Australian newspaper publisher, for approximately $299 million. The Company sold its investment in Fairfax in May 2007. A loss of approximately $9 million on this sale was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2007.

In December 2006, the Company acquired 25% stakes in each of NGC International and NGC UK joint ventures for a combined total of approximately $154 million. These two joint ventures produce and distribute the National Geographic Channel in various international markets. The transaction increased the Company's interest in NGC International to 75% with NGT holding the remaining interest. In January 2007, NGT agreed to certain governance changes related to the operations of NGC International and NGC Latin America which gave the Company operating decision-making authority and control over these entities. Accordingly, the results of NGC International and NGC Latin America have been included in the Company's consolidated results of operations since January 2007.

Impairments of cost method investments

The Company regularly reviews cost method investments for impairments based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, the Company's ability to hold its investment until recovery and the investment's financial strength and specific prospects. In the fiscal years ended June 30, 2009, 2008 and 2007, the Company wrote down certain cost method investments by approximately $113 million, $125 million and $2 million, respectively. The write-down in the fiscal year ended June 30, 2009 included a $58 million impairment related to an investment in a sports and entertainment company and a $38 million impairment related to a television content production company. The write-down in the fiscal year ended June 30, 2008 included a $114 million impairment related to an investment in an Asian premium movie channel. The above write-downs are reflected in Other, net in the consolidated statements of operations and were taken as a result of either the deteriorating financial position of the investee or due to a permanent impairment resulting from sustained losses and limited prospects for recovery.

Note 7. Fair Value

In accordance with SFAS No. 157, fair value measurements are required to be disclosed using a three-tiered fair value hierarchy which distinguishes market participant assumptions into the following categories: (i) inputs that are quoted prices in active markets ("Level 1"); (ii) inputs other than quoted prices included within Level 1 that are observable, including quoted prices for similar assets or liabilities ("Level 2"); and (iii) inputs that require the entity to use its own assumptions about market participant assumptions ("Level 3"). Additionally, in accordance with SFAS No. 161, the Company has included additional disclosures about the Company's derivatives and hedging activities (Level 2). (See Note 11—Exchangeable Securities)

The table below presents information about financial assets and liabilities carried at fair value on a recurring basis as of June 30, 2009:

		Fair Value Measurements at Reporting Date Using		
Description	Total as of June 30, 2009	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)			
Assets				
Available-for-sale securities[1]	$ 150	$150	$—	$ —
Liabilities				
Derivatives[2]	(1)	—	(1)	—
Minority Interest Liability				
Minority put arrangements[3]	(343)	—	—	(343)
Total	**$ (194)**	**$ 150**	**$ (1)**	**$ (343)**

(1) See Note 6—Investments

(2) Represents derivatives associated with the Company's exchangeable securities and foreign exchange forward contracts designated as hedges and other financial instruments. As of June 30, 2009, fair value of warrants related to TOPrS of approximately $4 million was included in non-current liabilities. Offsetting this amount was the fair value of foreign exchange forward contracts of approximately $3 million which are recorded in the underlying hedged balances. Cash flows from the settlement of foreign exchange forward contracts (which generally occurs within 12 months from the inception of the contracts) offset cash flows from the underlying hedged item and are included in operating activities in the consolidated statements of cash flows. The Company uses financial instruments designated as cash flow hedges primarily to hedge its limited exposures to foreign currency exchange risks associated with the costs for producing or acquiring film and television programming abroad. The effective changes in fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income with foreign currency translation adjustments. Amounts are reclassified from accumulated other comprehensive income when the underlying hedged item is recognized in earnings. If derivatives are not designated as hedges, changes in fair value are recorded in earnings.

(3) The Company accounts for the minority put arrangements in accordance with EITF D-98 because their exercise is outside the control of the Company and, accordingly, as of June 30, 2009, has included the fair value of the put rights in minority interest in subsidiaries in the consolidated balance sheets. The majority of the minority put arrangements recorded at fair value are a put arrangement held by the minority shareholder in one of the Company's majority-owned RSNs, a put right held by the minority stockholders of Media Support Services Limited ("MSS"), a majority-owned subsidiary of the Company, and put rights held by the minority shareholders of the Company's Star Jupiter venture.

The fair value of the minority shareholder's put right in the Company's RSN was determined by using a discounted earnings before interest, taxes, depreciation and amortization valuation model, assuming a 9.5% discount rate.

The fair value of the minority stockholders' put rights in MSS was determined using a discounted cash flow analysis assuming a 5% terminal growth rate and a 15% discount rate.

The fair value of the minority stockholders' put rights in Star Jupiter was determined using discounted cash flow analysis assuming a multiple of eight times terminal year EBITDA.

The changes in fair value of liabilities classified as Level 3 measurements during the fiscal year ended June 30, 2009 are as follows:

	For the year ended June 30, 2009
	(in millions)
Beginning of period	$(238)
Total gains (losses)	(38)
Purchases, distributions, other	(67)
End of period	**$ (343)**

Note 8. Property, Plant and Equipment

As of June 30,	Useful Lives	2009	2008
		(in millions)	
Land		$ 355	$ 395
Buildings and leaseholds	2 to 50 years	3,360	3,777
Machinery and equipment	2 to 30 years	7,335	8,326
		11,050	12,498
Less accumulated depreciation and amortization		(5,301)	(5,960)
		5,749	6,538
Construction in progress		496	483
Total property, plant and equipment, net[1]		$ 6,245	$ 7,021

(1) As a result of the Company's impairment review, the Company recorded a $185 million write-down of Newspapers and Information Services fixed assets in accordance with SFAS No. 144. (See Note 9—Goodwill and Other Intangible Assets for further discussion of the write-down.)

Depreciation and amortization related to property, plant and equipment was $942 million, $1,009 million and $769 million for the fiscal years ended June 30, 2009, 2008 and 2007, respectively. This includes depreciation of set-top boxes in the DBS segment of $152 million, $142 million and $119 million for the fiscal years ended June 30, 2009, 2008 and 2007, respectively.

Total operating lease expense was approximately $563 million, $497 million and $432 million for the fiscal years ended June 30, 2009, 2008 and 2007, respectively.

Note 9. Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, the Company's goodwill and indefinite-lived intangible assets, which primarily consist of FCC licenses, are reviewed annually for impairment or earlier if events occur or circumstances change that would more likely than not reduce the fair value of the Company's goodwill and indefinite-lived intangible assets below their carrying amount. During the second quarter of fiscal 2009, the Company performed an interim impairment review in advance of its annual impairment assessment because the Company believed events had occurred and circumstances had changed that would more likely than not reduce the fair value of the Company's goodwill and indefinite-lived intangible assets below their carrying amounts. These events included: (a) the decline of the price of the Class A Common Stock and Class B Common Stock below the carrying value of the Company's stockholders' equity; (b) the reduced growth in advertising revenues; (c) the decline in the operating profit margins in some of the Company's advertising-based businesses; and (d) the decline in the valuations of other television stations, newspapers and advertising-based companies as determined by the current trading values of those companies. In addition, the Company also performed an annual impairment assessment of its goodwill and indefinite-lived intangible assets.

The Company's goodwill impairment reviews are determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit by primarily using a discounted cash flow analysis and market-based valuation approach methodologies. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. The cash flows employed in the analyses are based on the Company's estimated outlook and various growth rates have been assumed for years beyond the long-term business plan period.

Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. In assessing the reasonableness of its determined fair values, the Company evaluates its results against other value indicators, such as comparable public company trading values. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment review is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment review is required to be performed to estimate the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the purchase price paid. The implied fair value of the reporting unit's goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The Company performed impairment reviews consisting of a comparison of the estimated fair value of the Company's FCC licenses with their carrying amount on a station-by-station basis using a discounted cash flow valuation method, assuming a hypothetical start-up scenario for a broadcast station in each of the markets the Company operates in. The significant assumptions used were the discount rate and terminal growth rates and operating margins, as well as industry data on future advertising revenues in the markets where the Company owns television stations. These assumptions are based on actual historical performance in each market and estimates of future performance in each market. These assumptions take into account the weakening of advertising markets that have affected both the national and local markets in which the Company's stations operate.

The assumptions noted above take into account the weakening of the economies in the markets where the Company's businesses operate. The assumptions have been adjusted since the Company's annual impairment review conducted in fiscal 2008 to reflect the weakened global economies and, in particular, the advertising markets. Accordingly, the market growth rates and operating profit margin assumptions were lowered to reflect the current general economic trends in the markets where the Company's businesses operate. The potential increase in the goodwill impairment charge resulting from a 10% adverse change in the estimated value of the impaired reporting units would be approximately $1.0 billion. The potential increase in the FCC licenses impairment charge resulting from a 10% adverse change in the assumptions above would be approximately $480 million.

As a result of the impairment reviews performed, the Company recorded non-cash impairment charges of approximately $8.9 billion ($7.2 billion, net of tax) during the fiscal year ended June 30, 2009. The charges consisted of a write-down of the Company's indefinite-lived intangible assets (primarily FCC licenses in the Television segment) of $4.6 billion, a write-down of $4.1 billion of goodwill and a write-down of the Newspapers and Information Services segment's fixed assets of $185 million in accordance with SFAS No. 144. As a result of the continued adverse economic conditions in the markets in which the Company conducts business, the Company will continue to monitor its goodwill, indefinite-lived intangible assets and long-lived assets for possible future impairment.

The carrying values of the Company's intangible assets and related accumulated amortization were as follows:

	As of June 30, 2008	Impairments	Foreign Exchange	Amortization	Adjustments[1]	As of June 30, 2009
			(in millions)			
Intangible assets not subject to amortization						
FCC licenses	$ 7,015	$(4,182)	$ —	$ —	$(429)	$2,404
Distribution networks	752	—	(4)	—	—	748
Publishing rights & imprints	506	—	—	—	2	508
Newspaper mastheads	2,679	(401)	(168)	—	66	2,176
Other	1,369	—	(36)	—	5	1,338
Total intangible assets not subject to amortization	12,321	(4,583)	(208)	—	(356)	7,174
Film library, net[2]	522	—	—	(31)	—	491
Other intangible assets, net[3]	1,617	(57)	(28)	(165)	(107)	1,260
Total intangibles, net	$14,460	$(4,640)	$(236)	$(196)	$(463)	$8,925

(1) Adjustments include the $429 million reduction in FCC licenses at the Television segment due to the sale of the Stations in July 2008, purchase price allocation adjustments for previously announced acquisitions and other dispositions.

(2) Net of accumulated amortization of $132 million and $101 million as of June 30, 2009 and June 30, 2008, respectively. The average useful life of the film library was 20 years.

(3) Net of accumulated amortization of $447 million and $376 million as of June 30, 2009 and June 30, 2008, respectively. The average useful life of other intangible assets ranges from three to 25 years.

The changes in the carrying value of goodwill, by segment, are as follows:

	Balance as of June 30, 2008	Impairments	Foreign Exchange	Adjustments[1]	Balance as of June 30, 2009
			(in millions)		
Filmed Entertainment	$ 1,071	$ —	$ —	$ —	$ 1,071
Television	3,326	(376)	—	51	3,001
Cable Network Programming	5,071	—	—	(15)	5,056
Direct Broadcast Satellite Television	689	—	(73)	—	616
Magazines & Inserts	257	—	—	29	286
Newspapers and Information Services	5,824	(2,424)	(249)	87	3,238
Book Publishing	2	—	—	1	3
Other	2,380	(1,271)	(40)	42	1,111
Total goodwill	$18,620	$(4,071)	$(362)	$195	$14,382

(1) Adjustments include new acquisitions, primarily due to the formation of the Star Jupiter venture in January 2009, the finalization of purchase price allocations which increased goodwill by $412 million and a $217 million reduction at the Television segment due to the sale of the Stations in July 2008.

Amortization related to finite-lived intangible assets was $196 million, $198 million and $110 million for the fiscal years ended June 30, 2009, 2008 and 2007, respectively.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five fiscal years is as follows: 2010—$195 million; 2011—$162 million; 2012—$147 million; 2013—$131 million; and 2014—$124 million. These amounts may vary as acquisitions and disposals occur in the future and as purchase price allocations are finalized.

Note 10. Borrowings

Description	Weighted average interest rate at June 30, 2009	Due date	Outstanding As of June 30, 2009	Outstanding As of June 30, 2008
			(in millions)	
Bank Loans[a]			$ 173	$ 220
Public Debt				
Senior notes issued under January 1993 indenture[b]	8.60%	2013 – 2034	2,211	2,234
Senior notes issued under March 1993 indenture[c][d]	6.77%	2010 – 2096	10,090	9,290
Liquid Yield Option™ Notes[e]		2021	78	75
Exchangeable securities[f]			1,737	1,692
Total public debt			14,116	13,291
Total borrowings			14,289	13,511
Less current portion			2,085	281
Long-term borrowings			$12,204	$13,230

At June 30, 2009, the fair value of interest bearing liabilities in aggregate amounts to $13.5 billion.

(a) In August 2006, the Company entered into a loan agreement with Raiffeisen Zentralbank Österreich AG ("RZB") and, as of June 30, 2009, $160 million was outstanding under this loan agreement. The loan bears interest at LIBOR for a six month period plus a margin of up to 2.85% per annum dependent upon certain financial metrics. Principal amounts under the RZB loan are to be repaid in equal amounts every six months starting on the second anniversary of the date of the agreement until the fifth anniversary of the date of the agreement. At June 30, 2009, $64 million of the RZB loan was due within the next twelve months and has been classified as current borrowings. The loans are secured by certain guarantees, bank accounts and share pledges of the Company's Russian operating subsidiaries.

(b) These notes are issued under the Amended and Restated Indenture dated as of January 28, 1993, as supplemented, by and among News America Incorporated, a subsidiary of the Company ("NAI"), the Company as Parent Guarantor and U.S. Bank National Association, as Trustee. These notes are direct unsecured obligations of NAI and rank pari passu with all other unsecured indebtedness of NAI. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness.

(c) These notes are issued under the Amended and Restated Indenture dated as of March 24, 1993, as supplemented, by and among NAI, the Company, as Parent Guarantor, and The Bank of New York, as Trustee. These notes are direct unsecured obligations of NAI and rank pari passu with all other unsecured indebtedness of NAI. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness.

(d) In November 2007, the Company issued $1,250 million of 6.65% Senior Notes due 2037 for general corporate purposes. The Company received proceeds of approximately $1,237 million on the issuance of this debt, net of expense.

In January 2008, the Company retired its $350 million 6.625% Senior Notes due 2008.

In October 2008, the Company retired its $200 million 7.375% Senior Notes due 2008.

In February 2009, the Company issued $700 million of 6.90% Senior Notes due 2019 and $300 million of 7.85% Senior Notes due 2039 for general corporate purposes. The Company received proceeds of approximately $993 million on the issuance of this debt, net of expense.

The Company's $250 million of 6.75% Senior Debenture due January 2038 may be put at the option of the holder to the Company in January 2010 at par and was classified as current borrowings as of June 30, 2009.

(e) In February 2001, the Company issued Liquid Yield Option™ Notes ("LYONs") which pay no interest and had an aggregate principal amount at maturity of $1,515 million representing a yield of 3.5% per annum on the issue price. The remaining holders may exchange the notes at any time into Class A Common Stock or, at the option of the Company, the cash equivalent thereof at a fixed exchange rate of 24.2966 shares of Class A Common Stock per $1,000 note. The remaining LYONs are redeemable at the option of the holders on February 28, 2011 and February 28, 2016 at a price of $706.82 and $840.73, respectively. The Company, at its election, may satisfy the redemption amounts in cash, Class A Common Stock or any combination thereof. The Company can redeem the notes in cash at any time at specified redemption amounts.

On February 28, 2006, 92% of the LYONs were redeemed for cash at the specified redemption amount of $594.25 per LYON. Accordingly, the Company paid an aggregate of approximately $831 million to the holders of the LYONs that had exercised this redemption option.

The LYONs constitute senior indebtedness of NAI and rank equal in right of payment with all present and future senior indebtedness of NAI. The Parent Guarantor has fully and unconditionally guaranteed the LYONs. The LYONs, which have been recorded at a discount, are being accreted using the effective interest rate method.

(f) See Note 11—Exchangeable Securities

Ratings of Public Debt

The table below summarizes the Company's credit ratings as of June 30, 2009.

Rating Agency	Senior Debt	Outlook
Moody's	Baa 1	Stable
Standard & Poor's	BBB+	Stable

Original Currencies of Borrowings

Borrowings are payable in the following currencies:

As of June 30,	2009	2008
	(in millions)	
United States Dollars	$14,155	$13,341
Australian Dollars	121	144
Other currencies	13	26
Total borrowings	$14,289	$13,511

The impact of foreign currency movements on borrowings during the fiscal year ended June 30, 2009 was approximately $29 million.

In May 2007, News America Incorporated ("NAI"), a subsidiary of the Company, entered into a credit agreement (the "Credit Agreement"), among NAI as Borrower, the Company as Parent Guarantor, the lenders named therein (the "Lenders"), Citibank, N.A. as Administrative Agent and JPMorgan Chase Bank, N.A. as Syndication Agent. The Credit Agreement provides a $2.25 billion unsecured revolving credit facility with a sub-limit of $600 million available for the issuance of letters of credit. NAI may request an increase in the amount of the credit facility up to a maximum amount of $2.5 billion. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the agreement include the requirement that the Company maintain specific leverage ratios and limitations on secured indebtedness. The Company pays a facility fee of 0.08% regardless of facility usage. The Company pays interest for borrowings at LIBOR plus 0.27% and pays commission fees on letters of credit at 0.27%. The Company pays an additional fee of 0.05% if borrowings under the facility exceed 50% of the committed facility. The interest and fees are based on the Company's current debt rating. The maturity date is in May 2012, however, NAI may request that the Lenders' commitments be renewed for up to two additional one year periods. At June 30, 2009, approximately $70 million in standby letters of credit for the benefit of third parties were outstanding.

Note 11. Exchangeable Securities

TOPrS

In November 1996, the Company, through a trust (the "Exchange Trust") wholly-owned by NAI, issued 10 million 5% TOPrS for aggregate gross proceeds of $1 billion. Such proceeds were invested in (i) preferred securities representing a beneficial interest of NAI's 5% Subordinated Discount Debentures due November 12, 2016 (the "Subordinated Debentures") and (ii) 10,000,000 warrants to purchase from NAI ordinary shares of BSkyB (the "Warrants"). During fiscal 2003, approximately 85% of the Company's outstanding TOPrS and related warrants were redeemed. As of June 30, 2009, approximately 1.5 million TOPrS and 1 million warrants remained outstanding. These investments represent the sole assets of the Exchange Trust. Cumulative cash distributions are payable on the TOPrS at an annual rate of 5%. The TOPrS have a mandatory redemption date of November 12, 2016 or earlier to the extent of any redemption by NAI of any Subordinated Debentures or Warrants. The Company has the right to pay cash equal to the market value of the BSkyB ordinary shares for which the Warrants are exercisable in lieu of delivering freely tradable shares. The Company and certain of its direct and indirect subsidiaries have certain obligations relating to the TOPrS, the preferred securities representing a beneficial interest in the Subordinated Debentures, the Subordinated Debentures and Warrants which amount to a full and unconditional guarantee of the respective issuer's obligations with respect thereto.

The total net proceeds from the issuance of the TOPrS were allocated between the fair value of the obligation and the fair value of the Warrants on their date of issuance. The fair value of the Warrants is determined at the end of each period using the Black-Scholes method. The original fair value of the obligation has been recorded in non-current borrowings and in accordance with SFAS No. 133, the Warrants are reported at fair value and in non-current other liabilities. The fair value of the obligation is accreted to its maturity value through the effective interest method. (See Note 23—Additional Financial Information) A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company.

As of June 30, 2009, $129 million and $4 million of the TOPrS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheets. As of June 30, 2008, $131 million and $17 million of the TOPrS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheets.

BUCS

During fiscal 2003, News Corporation Finance Trust II (the "Trust") issued an aggregate of $1.655 billion 0.75% BUCS representing interests in debentures issued by NAI and guaranteed on a senior basis by the Company and certain of its subsidiaries. The net proceeds from the BUCS issuance were used to purchase approximately 85% of the Company's outstanding TOPrS. The BUCS are exchangeable at the holders' option into BSkyB ordinary shares based on an exchange ratio of 77.09 BSkyB ordinary shares per $1,000 original liquidation amount of BUCS. The Trust may pay the exchange market value of each BUCS by delivering ordinary shares of BSkyB or a combination of cash and ordinary shares of BSkyB.

The holders also have the right to tender the BUCS for redemption on March 15, 2010, March 15, 2013 or March 15, 2018 for payment of the adjusted liquidation preference plus accrued and unpaid distributions and any final period distribution in, at the Company's election, cash, BSkyB ordinary shares, the Company's Class A Common Stock or any combination thereof.

The Company may redeem the BUCS for cash, BSkyB ordinary shares or a combination thereof in whole or in part, at any time on or after March 20, 2010, at the adjusted liquidation preference of the BUCS plus any accrued and unpaid distributions and any final period distribution thereon.

The total net proceeds from the issuance of the BUCS were allocated between the fair value of the obligation and the fair value of the exchange feature. The fair values of the obligation and the exchange feature were determined by pricing the issuance with and without the exchange feature. The original fair value of the obligation has been recorded in non-current borrowings and in accordance with SFAS No. 133, the call option feature of the exchangeable debentures is reported at fair value and in non-current other liabilities. The fair value of the obligation is being accreted to its maturity value through the effective interest method. (See Note 23—Additional Financial Information) A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company.

As of June 30, 2009, $1,608 million of the 0.75% BUCS was classified as current borrowings on the consolidated balance sheets. As of June 30, 2008, $1,561 million and $64 million of the BUCS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheets.

Note 12. Film Production Financing

The Company enters into arrangements with third parties to co-produce certain of its theatrical productions. These arrangements, which are referred to as co-financing arrangements, take various forms. The parties to these arrangements include studio and non-studio entities. In several of these agreements, other parties control certain distribution rights. The Filmed Entertainment segment records the amounts received for the sale of an economic interest as a reduction of the cost of the film, as the investor assumes full risk for that portion of the film asset acquired in these transactions. The substance of these arrangements is that the third-party investors own an interest in the film and, therefore, receive a participation based on the third-party investor's contractual interest in the profits or losses incurred on the film. Consistent with the requirements of SOP 00-2, the estimate of the third-party investor's interest in profits or losses incurred on the film is determined by reference to the ratio of actual revenue earned to date in relation to total estimated ultimate revenues.

Note 13. Stockholders' Equity

Preferred Stock and Common Stock

Under the News Corporation Restated Certificate of Incorporation, the Company's Board of Directors (the "Board") is authorized to issue shares of preferred stock or common stock at any time, without stockholder approval, and to determine all the terms of those shares, including the following:

(i) the voting rights, if any, except that the issuance of preferred stock or series common stock which entitles holders thereof to more than one vote per share requires the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of the Company's capital stock entitled to vote generally in the election of directors;

(ii) the dividend rate and preferences, if any, which that preferred stock or common stock will have compared to any other class; and

(iii) the redemption and liquidation rights and preferences, if any, which that preferred stock or common stock will have compared to any other class.

Any decision by the Board to issue preferred stock or common stock must, however, be taken in accordance with the Board's fiduciary duty to act in the best interests of the Company's stockholders. The Company is authorized to issue 100,000,000 shares of preferred stock, par value $0.01 per share. As of June 30, 2009, there were no shares of preferred stock issued or outstanding. The Board has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the number of shares, designations, relative rights (including voting rights), preferences, qualifications and limitations of such series to the full extent permitted by Delaware law.

The Company has two classes of common stock that are authorized and outstanding, non-voting Class A Common Stock and voting Class B Common Stock. Class A Common Stock carried the right to dividends in the amount equal to 120% of the aggregate of all dividends declared on a share of Class B Common Stock through fiscal 2007. Subsequent to the final fiscal 2007 dividend payment, shares of Class A Common Stock ceased to carry any rights to a greater dividend than shares of Class B Common Stock.

As of June 30, 2009, there were approximately 50,000 holders of record of shares of Class A Common Stock and 1,400 holders of record of Class B Common Stock.

In the event of a liquidation or dissolution of the Company, or a portion thereof, holders of Class A Common Stock and Class B Common Stock shall be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares held by Class A Common Stock holders and Class B Common Stock holders, respectively. In the event of any merger or consolidation with or into another entity, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to receive substantially identical per share consideration.

Stockholder Rights Plan

In fiscal 2005, the Board adopted a stockholder rights plan (the "Rights Plan"). Under the Rights Plan, each stockholder of record received a distribution of one right for each share of voting and non-voting common stock of the Company.

On August 8, 2006, in accordance with the terms of the settlement of a lawsuit regarding the Company's stockholder rights plan, the Board approved the adoption of an Amended and Restated Rights Plan, as amended (the "Amended Rights Plan"), extending the term of the Rights Plan from November 7, 2007 to October 20, 2008. Pursuant to the terms of the settlement, on October 20, 2006, the Rights Plan was approved by a vote of the Company's Class B stockholders at the Company's 2006 annual meeting of stockholders. On April 15, 2008, the Company entered into an amendment to the Amended Rights Plan to amend the final expiration date of the rights issued pursuant to the Amended Rights Plan (the "Rights") from October 20, 2008 to April 15, 2008. Accordingly, the Rights expired at the close of business on April 15, 2008 and the Amended Rights Plan was terminated and is of no further force and effect.

Stock Repurchase Program

In June 2005, the Company announced a stock repurchase program under which the Company is authorized to acquire from time to time up to an aggregate of $3 billion in Class A Common Stock and Class B Common Stock. In May 2006, the Company announced that the Board had authorized increasing the total amount of the stock repurchase program to $6 billion. During fiscal 2009, the Company did not repurchase any shares. The Company repurchased approximately 20 million shares during the fiscal year ended June 30, 2008. The remaining authorized amount under the Company's stock repurchase program was approximately $1,761 million, excluding commissions at June 30, 2009.

The program may be suspended or discontinued at any time.

Dividends

For the years ended June 30,	2009	2008	2007
Cash dividend paid per share	$0.12		
Class A		$0.12	$0.12
Class B		$0.11	$0.10

Note 14. Equity Based Compensation

News Corporation 2005 Long-Term Incentive Plan

The Company has adopted the News Corporation 2005 Long-Term Incentive Plan (the "2005 Plan") under which equity based compensation, including stock options, restricted stock, RSUs and other types of awards, may be granted. Such equity grants under the 2005 Plan generally vest over a four-year period and expire ten years from the date of grant. The Company's employees and directors are eligible to participate in the 2005 Plan. The Compensation Committee of the Board (the "Compensation Committee") determines the recipients, type of award to be granted and amounts of awards to be granted under the 2005 Plan. Stock options awarded under the 2005 Plan will be granted at exercise prices which are equal to or exceed the market price at the date of grant. The 2005 Plan replaced the News Corporation 2004 Stock Option Plan under which no additional stock options will be granted. The maximum number of shares of Class A Common Stock that may be issued under the 2005 Plan is 165 million shares. At June 30, 2009, the remaining number of shares available for issuance under the 2005 Plan was approximately 134 million. The Company will issue new shares of Class A Common Stock for award upon exercises of stock options or vesting of stock-settled RSUs.

The fair value of equity-based compensation under the 2005 Plan will be calculated according to the type of award issued.

Stock options and stock appreciation rights ("SARs") issued under the 2005 Plan will be fair valued using a Black-Scholes option valuation method that uses the following assumptions: expected volatility is based on the historical volatility of the shares underlying the option; expected term of awards granted is derived from the historical activity of the Company's awards and represents the period of time that the awards granted are expected to be outstanding; weighted average risk-free interest rate is an average of the interest rates of U.S. government bonds with similar lives on the dates of the stock option grants; and dividend yield is calculated as an average of a ten year history of the Company's yearly dividend divided by the fiscal year's closing stock price.

RSU awards are grants that entitle the holder to shares of Class A Common Stock or the value of shares of Class A Common Stock as the award vests, subject to the 2005 Plan and such other terms and conditions as the Compensation Committee may establish. RSUs issued under the 2005 Plan are fair valued based upon the fair market value of Class A Common Stock on the grant date. Any person who holds RSUs shall have no ownership interest in the shares of Class A Common Stock to which such RSUs relate until and unless shares of Class A Common Stock are delivered to the holder. All shares of Class A Common Stock reserved for cancelled or forfeited equity-based compensation awards or for awards that are settled in cash become available for future grants. Certain RSU awards are settled in cash and are subject to terms and conditions of the 2005 Plan and such other terms and conditions as the Compensation Committee may establish.

During the fiscal years ended June 30, 2009, 2008 and 2007, the Company issued 12.0 million, 7.5 million and 1.8 million RSUs, respectively, which primarily vest over four years. Outstanding RSUs as of June 30, 2009, 2008 and 2007 are payable in shares of the Class A Common Stock, upon vesting, except for approximately 3 million RSUs that will be settled in cash. RSUs granted to executive directors are settled in cash and certain awards granted to employees in certain foreign locations are settled in cash. During the fiscal years ended June 30, 2009, 2008 and 2007, approximately 1,781,000, 767,000 and 951,000 RSUs were settled in cash, respectively. At June 30, 2009 and 2008, the liability for cash-settled RSUs was approximately $52 million and $80 million, respectively.

The following table summarizes the activity related to the Company's RSUs to be settled in stock:

	Fiscal 2009		Fiscal 2008		Fiscal 2007	
	Restricted stock units	Weighted average grant-date fair value	Restricted stock units	Weighted average grant-date fair value	Restricted stock units	Weighted average grant-date fair value
	(RSUs in thousands)					
Unvested restricted stock units at beginning of the year	11,302	$18.01	10,053	$15.70	12,861	$15.37
Granted	9,971	13.04	6,161[(1)]	21.16	1,317	19.28
Vested	(6,950)	16.03	(4,421)	17.23	(3,632)	15.82
Cancelled	(382)	16.54	(491)	17.28	(493)	15.74
Unvested restricted stock units at the end of the year	13,941	$15.46	11,302	$18.01	10,053	$15.70

(1) Includes 357,000 stock-settled RSUs issued as a result of the acquisition of Dow Jones. (See Note 3—Acquisitions, Disposals and Other Transactions.)

Certain executives, who are not named executive officers of the Company, responsible for various business units within the Company had the opportunity to earn a grant of RSUs under the 2005 Plan in fiscal 2007, 2008 and 2009. These awards (the "Performance Awards") were conditioned upon the attainment of pre-determined operating profit goals for fiscal 2007, 2008 and 2009 by the executive's particular business unit. If the actual fiscal 2007, 2008 and 2009 operating profit of the executive's business unit as compared to its pre-determined target operating profit for the fiscal year was within a certain performance goal range, the executive was entitled to receive a grant of RSUs pursuant to a Performance Award. To the extent that it was determined that the business unit's actual fiscal 2007, 2008 or 2009 operating profit fell within the performance goal range for that fiscal year, the executive received a percentage of his or her annualized base salary, ranging from 0% to 100%, in time-vested RSUs representing shares of Class A Common Stock. The RSUs are generally payable in shares of Class A Common Stock upon vesting and are subject to the participants' continued employment with the Company. As of June 30, 2009, a total of 11.2 million RSUs have been issued in connection with the Performance Award program of which 3.8 million have vested. The remaining balance will vest in the next three fiscal years. In fiscal 2010, approximately 3.9 million RSUs were issued in connection with these fiscal 2009 Performance Awards, twenty-five percent of which will vest as of August 15, 2009. The remaining balance will vest in three equal annual installments, subject to the individual's continued employment with the Company.

News Corporation 2004 Stock Option Plan and 2004 Replacement Stock Option Plan

As a result of the Company's reorganization in November 2004, all preferred limited voting ordinary shares which the Company issued stock options over were cancelled and holders received in exchange stock options for shares of Class A Common Stock on a one-for-two basis with no change in the original terms under the News Corporation 2004 Stock Option Plan and 2004 Replacement Stock Option Plan (collectively, the "2004 Plan"). In addition, all other outstanding stock options to purchase preferred limited voting ordinary shares were adjusted to be exercisable into shares of Class A Common Stock subject to the one-for-two share exchange. Prior to the Company's reorganization in November 2004, stock options were granted to employees with Australian dollar exercise prices.

Under the 2004 Plan, equity grants generally vest over a four-year period and expire ten years from the date of grant. The equity awards were granted with exercise prices that are equal to or exceed the market price at the date of grant and were valued, in Australian dollars. The 2004 Plan automatically terminates in 2014.

Other

The Company operates employee share ownership schemes in the United Kingdom and Ireland. These plans enable employees to enter into fixed-term savings contracts with independent financial institutions linked to an option for Class A Common Stock. The savings contracts can range from three to seven years with an average expected life of four years. During the fiscal years ended June 30, 2009, 2008 and 2007, the Company granted approximately 1,103,000, 493,000 and 256,000 stock options under this scheme, respectively.

The following table summarizes information about the Company's stock option transactions for all the Company's stock option plans (options in thousands):

	Fiscal 2009			Fiscal 2008			Fiscal 2007		
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price	
		(in US$)	(in A$)		(in US$)	(in A$)		(in US$)	(in A$)
Outstanding at the beginning of the year	85,745	$16.23	$26.74	85,358	$15.52	$26.18	110,881	$14.52	$24.50
Granted[1]	1,103	7.48	*	7,643	19.65	*	256	17.72	*
Exercised	(186)	10.37	16.35	(5,719)	10.35	16.49	(24,719)	11.04	18.59
Cancelled	(6,126)	12.95	20.36	(1,537)	15.84	26.46	(1,060)	16.01	28.40
Outstanding at the end of the year	80,536	$16.38	$26.80	85,745	$16.23	$26.74	85,358	$15.52	$26.18
Vested and unvested expected to vest at June 30, 2009	80,536								
Exercisable at the end of the year	78,054			83,715			83,521		
Weighted average fair value of options granted		$ 1.44	*		$ 4.28	*		$ 8.83	*

(1) Fiscal 2008 includes stock options issued as a result of the acquisition of Dow Jones. (See Note 3—Acquisitions, Disposals and Other Transactions)

* Granted in U.S. dollars.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in fiscal years ended June 30:

	2009	2008	2007
Weighted average risk free interest rate	1.56%	3.10%	4.50%
Dividend yield	1.2%	0.6%	0.7%
Expected volatility	36.29%	22.16%	26.98%
Maximum expected life of options	7 years	7 years	7 years

The fair value of each outstanding stock option award under the 2004 Plan was estimated on the date of grant using the Black-Scholes option valuation model that uses the following assumptions: expected volatility was based on historical volatility of the Class A Common Stock; expected term of stock options granted was derived from the historical activity of the Company's stock options and represented the period of time that stock options granted were expected to be outstanding; weighted average risk-free interest rate was an average of the interest rates of U.S. government bonds with similar lives on the dates of the stock option grants; and dividend yield was calculated as an average of a ten year history of the Company's yearly dividend divided by the fiscal year's closing stock price.

The exercise prices for the stock options issued prior to the Company's reorganization in November 2004 are in Australian dollars. The U.S. dollar equivalents presented above have been converted at historical exchange rates; therefore, the proceeds from the exercise of these stock options may differ due to fluctuations in exchange rates in periods subsequent to the date of the grant.

At June 30, 2009, 1,937,000 of the SARs were vested and exercisable. No SARs have been issued since fiscal 2005.

The following table summarizes information about the Company's stock option transactions (options in thousands):

Tranches	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
(in US$)		(in US$)			(in US$)
$3.14 to $3.93	5	$ 3.58	3.14	5	3.58
$6.83 to $9.68	13,870	8.72	3.20	12,793	8.82
$10.40 to $15.58	34,848	13.11	2.30	33,555	13.10
$16.41 to $23.25	19,776	20.58	1.18	19,664	20.59
$25.17 to $27.74	12,024	27.74	0.35	12,024	27.74
$40.08	13	40.08	0.27	13	40.08
	80,536	$16.38		78,054	$16.54

NDS Option Schemes

In February 2009, the Company, the Permira Newcos and NDS completed the NDS Transaction, resulting in the Permira Newcos and the Company owning approximately 51% and 49% of NDS, respectively. As a result of completion of the NDS Transaction, NDS ceased to be a public company and the Company's remaining interest in NDS is accounted for under the equity method of accounting. (See Note 3— Acquisitions, Disposals and Other Transactions) Prior to the completion of the NDS Transaction, NDS had three executive share option schemes ("the NDS Plans"). The NDS Plans provided for the grant of options to purchase Series A ordinary shares in NDS and RSU awards that entitled the holder to NDS Series A ordinary shares as the awards vested. In connection with the NDS Transaction, all nonvested equity awards vested and the NDS Plans were terminated. The Company included approximately $44 million of equity-based compensation expense related to NDS awards in its consolidated statements of operations for the fiscal year ended June 30, 2009. The Company also recognized approximately $70 million in cash received from exercise of equity-based compensation and $73 million in intrinsic value of stock options exercised during the fiscal year ended June 30, 2009 related to NDS equity-based awards.

The following table summarizes the Company's equity-based compensation:

For the years ended June 30,	2009[1]	2008	2007
		(in millions)	
Equity-based compensation	$156	$153	$131
Cash received from exercise of equity-based compensation	$ 2	$ 80	$366
Total intrinsic value of stock options exercised	$ —	$ 54	$208

(1) Excludes amounts related to NDS equity-based compensation awards for the fiscal year ended June 30, 2009.

At June 30, 2009, the Company's total compensation cost related to non-vested stock options and RSUs not yet recognized for all plans presented was approximately $154 million, the majority of which is expected to be recognized over the next two fiscal years. Compensation expense on all equity-based awards is recognized on a straight line basis over the vesting period of the entire award.

The Company recognized a tax (expense) benefit on vested RSUs and stock options exercised of ($7) million, $17 million and $72 million for the fiscal years ended June 30, 2009, 2008 and 2007, respectively.

Note 15. Related Parties

Director transactions

The Company has engaged Mrs. Wendi Murdoch, the wife of Mr. K.R. Murdoch, the Company's Chairman and Chief Executive Officer, to provide strategic advice for the development of the MySpace business in China. The fees paid to Mrs. Murdoch pursuant to this arrangement are $100,000 per annum and Mrs. Murdoch received $100,000 in both the fiscal year ended June 30, 2009 and 2008 and $83,333 in the fiscal year ended June 30, 2007. Mrs. Murdoch is a Director of MySpace China Holdings Limited ("MySpace China"), a joint venture in which the Company owns a 51.7% interest on a fully diluted basis, which licenses the technology and brand to the local company in China that operates the MySpace China website. Similar to other Directors of MySpace China, Mrs. Murdoch received options over 2.5% of the fully diluted shares of MySpace China that will vest over four years under the MySpace China option plan.

Freud Communications, which is controlled by Matthew Freud, Mr. K.R. Murdoch's son-in-law, provided external support to the press and publicity activities of the Company during fiscal years 2009, 2008 and 2007. The fees paid by the Company to Freud Communications were approximately $473,000, $669,000 and $500,000 in fiscal 2009, 2008, and 2007, respectively. At June 30, 2009, there were no outstanding amounts due to or from Freud Communications.

The Shine Group ("Shine"), a television production and distribution company, is controlled by Ms. Elisabeth Murdoch, the daughter of Mr. K.R. Murdoch. Through the normal course of business, certain subsidiaries of the Company have entered into various production and distribution arrangements with Shine. Pursuant to these arrangements, the Company paid Shine an aggregate of approximately $453,000 and $300,000 in the fiscal years ended June 30, 2008 and 2007, respectively. No amounts were paid to Shine in fiscal year 2009.

Mr. Mark Hurd, a Director of the Company, is also the Chairman and Chief Executive Officer of Hewlett-Packard Company ("HP"). Through the normal course of business, HP sells certain equipment and provides services to the Company and its subsidiaries pursuant to a worldwide agreement entered into by the Company and HP in August 2007. Pursuant to this agreement, the Company paid HP approximately $47 million and $68 million in the fiscal years ended June 30, 2009 and 2008, respectively.

Dr. Roderick R. Paige was a Director of the Company until February 2008. Upon his resignation from the Board, the Company and Dr. Paige entered into a consultancy arrangement pursuant to which Dr. Paige advised the Company on certain educational matters. The consultancy arrangement was terminated in March 2009. The fees paid by the Company to Dr. Paige pursuant to this arrangement were $240,000 per annum and Dr. Paige received $90,668 in the fiscal year ended June 30, 2008. Other than fees related to his Directorship, no amounts were paid to Dr. Paige in fiscal 2007.

Mr. Stanley Shuman, Director Emeritus, and Mr. Kenneth Siskind, son of Mr. Arthur M. Siskind, who is a Director and senior advisor to the Chairman, are Managing Directors of Allen & Company LLC, a U.S. based investment bank, which provided investment advisory services to the Company. Total fees paid to Allen & Company LLC were $17.5 million and $7.5 million in fiscal 2009 and 2008, respectively. No fees were paid to Allen & Company LLC during fiscal 2007.

Other related entities

In the ordinary course of business, the Company enters into transactions with related parties, such as equity affiliates, to purchase and/or sell advertising, the sale of programming, administrative services and supplying digital technology and services for digital pay television platforms. The following table sets forth the net revenue from related parties included in the consolidated statements of operations:

For the years ended June 30,	2009	2008 (in millions)	2007
Related party revenue, net of expense	$484	$1,298	$1,173

The following table sets forth the amount of accounts receivable due from and payable to related parties outstanding on the consolidated balance sheets:

As of June 30,	2009 (in millions)	2008
Accounts receivable from related parties	$228	$284
Accounts payable to related parties	276	279

Liberty Transaction

In February 2008, the Company completed the Exchange with Liberty. Pursuant to the terms of the Share Exchange Agreement, Liberty exchanged its entire interest in the Company's common stock for 100% of a wholly-owned subsidiary of the Company, whose holdings consisted of the Company's approximate 41% interest in DIRECTV, the Three RSNs and $625 million in cash. As a result of the closing of the Exchange, Liberty ceased to be a related party in February 2008. (See Note 3—Acquisitions, Disposals and Other Transactions for further discussion of the Share Exchange Agreement).

Note 16. Commitments and Contingencies

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments as of June 30, 2009.

As of June 30, 2009	Total	1 year	2-3 years	4-5 years	After 5 years
	Payments Due by Period (in millions)				
Contracts for capital expenditure	$ 327	$ 306	$ 20	$ 1	$ —
Operating leases[a]					
Land and buildings	3,384	338	628	540	1,878
Plant and machinery	1,490	206	331	299	654
Other commitments					
Borrowings	12,552	477	96	621	11,358
Exchangeable securities	1,737	1,608	—	—	129
Sports programming rights[b]	17,583	3,227	4,443	4,391	5,522
Entertainment programming rights	3,360	1,692	1,048	440	180
Other commitments and contractual obligations[c]	3,338	901	1,095	732	610
Total commitments, borrowings and contractual obligations	$43,771	$8,755	$7,661	$7,024	$20,331

The Company also has certain contractual arrangements in relation to certain investees that would require the Company to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Company does not expect that these contingent guarantees will result in any material amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that time frame.

Contingent guarantees:	Total Amounts Committed	1 year	2 - 3 years	4 - 5 years	After 5 years
	As of June 30, 2009 — Amount of Guarantees Expiration Per Period (in millions)				
Sports programming rights[d]	$471	$ 42	$135	$132	$162
Letters of credit and other	108	108	—	—	—
	$579	$150	$135	$132	$162

(a) The Company leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through fiscal 2090. In addition, the Company leases various printing plants, which have leases that expire at various dates through fiscal 2095.

(b) The Company's contract with Major League Baseball ("MLB") gives the Company rights to broadcast certain regular season and post season games, as well as exclusive rights to broadcast MLB's World Series and All-Star Game through the 2013 MLB season.

Under the Company's contract with the National Football League ("NFL"), remaining future minimum payments for program rights to broadcast certain football games are payable over the remaining term of the contract through fiscal 2014.

The Company's contracts with the National Association of Stock Car Auto Racing ("NASCAR") give the Company rights to broadcast certain races and ancillary content through calendar year 2014.

Under the Company's contract with the Bowl Championship Series ("BCS"), remaining future minimum payments for program rights to broadcast the BCS are payable over the remaining term of the contract through fiscal 2010.

Under the Company's contract with the Big Ten Conference, remaining future minimum payments for program rights to broadcast certain Big Ten Conference sporting events are payable over the remaining term of the contract through fiscal 2032.

In addition, the Company has certain other local sports broadcasting rights.

(c) Includes obligations relating to third party printing contracts, television rating services, a distribution agreement and paper purchase obligations.

(d) A joint-venture in which the Company owns a 50% equity interest, entered into an agreement for global programming rights. Under the terms of the agreement, the Company and the other joint-venture partner have jointly guaranteed the programming rights obligation.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the total accrued benefit liability for pension and other postretirement benefit plans recognized as of June 30, 2009 was approximately $759 million (See Note 17—Pensions and Other Postretirement Benefits). This amount is effected by, among other items, statutory funding levels, changes in plan demographics and assumptions, and investment returns on plan assets. Because of the current overall funded status of the Company's material plans, the accrued liability does not represent expected near-term liquidity needs and, accordingly, this amount is not included in the contractual obligations table.

Contingencies

Intermix

On August 26, 2005 and August 30, 2005, two purported class action lawsuits captioned, respectively, *Ron Sheppard v. Richard Rosenblatt et. al.*, and *John Friedmann v. Intermix Media, Inc. et al.*, were filed in the California Superior Court, County of Los Angeles. Both lawsuits named as defendants all of the then incumbent members of the Intermix Board, including Mr. Rosenblatt, Intermix's former Chief Executive Officer, and certain entities affiliated with VantagePoint Venture Partners ("VantagePoint"), a former major Intermix stockholder. The complaints alleged that, in pursuing the transaction whereby Intermix was to be acquired by FIM (the "FIM Transaction") and approving the related merger agreement, the director defendants breached their fiduciary duties to Intermix stockholders by, among other things, engaging in self-dealing and failing to obtain the highest price reasonably available for Intermix and its stockholders. The complaints further alleged that the merger agreement resulted from a flawed process and that the defendants tailored the terms of the merger to advance their own interests. The FIM Transaction was consummated on September 30, 2005. The *Friedmann* and *Sheppard* lawsuits were subsequently consolidated and, on January 17, 2006, a consolidated amended complaint was filed (the *"Intermix Media Shareholder Litigation")*. The plaintiffs in the consolidated action sought various forms of declaratory relief, damages, disgorgement and fees and costs. On March 20, 2006, the court ordered that substantially identical claims asserted in a separate state action filed by Brad Greenspan, captioned *Greenspan v. Intermix Media, Inc., et al.*, be severed and related to the *Intermix Media Shareholder Litigation*. The defendants filed demurrers seeking dismissal of all claims in the *Intermix Media Shareholder Litigation* and the severed Greenspan claims. On October 6, 2006, the court sustained the demurrers without leave to amend. On December 13, 2006, the court dismissed the complaints and entered judgment for the defendants. Greenspan and plaintiffs in the *Intermix Media Shareholder Litigation* filed notices of appeal. The Court of Appeal heard arguments on the fully briefed appeal on October 23, 2008. On November 11, 2008, the Court of Appeal issued an unpublished opinion affirming Judge Kuhl's dismissal on all counts. On December 19, 2008, shareholder appellants filed a Petition for Review with the California Supreme Court. After the lower court sustained the demurrers in the *Intermix Media Shareholder Litigation*, co-counsel for certain of plaintiffs moved for an award of attorney's fees and costs under a common law substantial benefit theory. On October 4, 2007, the court granted the motion and denied defendants' application to tax costs. After defendants filed a notice of appeal, the matter was resolved.

In November 2005, plaintiff in a derivative action captioned *LeBoyer v. Greenspan et al.* pending against various former Intermix directors and officers in the United States District Court for the Central District of California filed a First Amended Class and Derivative Complaint (the "Amended Complaint"). The original derivative action was filed in May 2003 and arose out of Intermix's restatement of quarterly financial results for its fiscal year ended March 31, 2003. A substantially similar derivative action filed in Los Angeles Superior Court was dismissed based on inability of the plaintiffs to adequately plead demand futility. Plaintiff LeBoyer's November 2005 Amended Complaint added various allegations and purported class claims arising out of the FIM Transaction that are substantially similar to those asserted in the *Intermix Media Shareholder Litigation*. The Amended Complaint also added as defendants the individuals and entities named in the *Intermix Media Shareholder Litigation* that were not already defendants in the matter. On October 16, 2006, the court dismissed the fourth through seventh claims for relief, which related to the 2003 restatement, finding that the plaintiff is precluded from relitigating demand futility. At the same time, the court asked for further briefing regarding plaintiffs' standing to assert derivative claims based on the FIM Transaction, including for alleged violation of Section 14(a) of the Exchange Act, the effect of the state judge's dismissal of the claims in the *Greenspan* case and the *Intermix Media Shareholder Litigation* on the remaining direct class action claims alleging breaches of fiduciary duty and other common law claims leading up to the FIM Transaction. The parties filed the requested additional briefing in which the defendants requested that the court stay the direct LeBoyer claims pending the resolution of any appeal in the *Greenspan* case and the *Intermix Media Shareholder Litigation*. By order dated May 22, 2007, the court granted defendants' motion to dismiss the derivative claims arising out of the FIM Transaction, and denied the defendants' request to stay the two remaining direct claims. As explained in more detail in the next paragraph, the court subsequently consolidated this case with the *Brown v. Brewer* action also pending before the court. On July 11, 2007, plaintiffs filed the consolidated first amended complaint under the *Brown* case title. See the discussion of *Brown* for the subsequent developments in the consolidated case.

On June 14, 2006, a purported class action lawsuit, captioned *Jim Brown v. Brett C. Brewer, et al.*, was filed against certain former Intermix directors and officers in the United States District Court for the Central District of California. The plaintiff asserted claims for alleged violations of Section 14a of the Exchange Act and SEC Rule 14a-9, as well as control person liability under Section 20a. The plaintiff alleged that certain defendants disseminated false and misleading definitive proxy statements on two occasions: one on December 30, 2003 in connection with the shareholder vote on January 29, 2004 on the election of directors and ratification of financing transactions with certain entities of VantagePoint, and another on August 25, 2005 in connection with the shareholder vote on the FIM Transaction. The complaint named as defendants certain VantagePoint related entities, the former general counsel and the members of the Intermix Board who were incumbent on the dates of the respective proxy statements. Intermix was not named as a defendant, but has certain indemnity obligations to the former officer and director defendants in connection with these claims and allegations. On August 25, 2006, plaintiff amended his complaint to add certain investment banks (the "Investment Banks") as defendants. Intermix has certain indemnity obligations to the Investment Banks as well. Plaintiff amended his complaint again on September 27, 2006, which defendants moved to dismiss. On February 9, 2007, the case was transferred to Judge George H. King, the judge assigned to the *LeBoyer* action, on the grounds that it raises substantially related questions of law and fact as *LeBoyer*, and would entail substantial duplication of labor if heard by different judges. On June 11, 2007, Judge King ordered the *Brown* case be consolidated with the *LeBoyer* action, ordered plaintiffs' counsel to file a consolidated first amended complaint, and further ordered the parties to file a joint brief on defendants' contemplated motion to dismiss the consolidated first amended complaint. On July 11, 2007, plaintiffs filed the consolidated first amended complaint, which defendants moved to dismiss. By order dated January 17, 2008, Judge King granted defendants' motion to dismiss the 2003 proxy claims (concerning VantagePoint transactions) and the 2005 proxy claims (concerning the FIM Transaction), as well as a claim against the VantagePoint entities alleging unjust enrichment. The court found it unnecessary to rule on dismissal of the remaining claims, which are related to the 2005 FIM Transaction, because the dismissal disposed of those claims. On February 8, 2008, plaintiffs filed a consolidated Second Amended Complaint, which defendants moved to dismiss on February 28, 2008. By order dated July 15, 2008, the court granted in part and denied in part defendants' motion to dismiss. The 2003 claims and the claims against the Investment Banks were dismissed with prejudice. The Section 14a and Section 20a, as well as the breach of fiduciary duty claims related to the FIM Transaction, remain against the officer and director defendants and the VantagePoint defendants. On October 6, 2008, defendants filed a partial motion for summary judgment seeking dismissal of the Section 14a, Section 20 and state law disclosure claims. On November 10, 2008, Judge King denied the motion without prejudice. On November 14, 2008, plaintiff filed a motion for class certification to which defendants filed their opposition on January 14, 2009. On June 22, 2009, the court granted plaintiff's motion for class certification, certifying a class of all holders of Intermix Media, Inc. common stock, from July 18, 2005 through consummation of the News Corporation merger, who were allegedly harmed by defendants' improper conduct as set forth in the complaint. Fact discovery has been completed, and expert discovery is proceeding. Defendants are preparing a motion for summary judgment, which must be filed by October 13, 2009. No trial date has been set yet.

News America Marketing

On January 18, 2006, Valassis Communications, Inc. ("Valassis") filed a complaint against News America Incorporated, News America Marketing FSI, LLC and News America Marketing Services, In-Store, LLC (collectively "News America") in the United States District Court for the Eastern District of Michigan. Valassis alleges that News America possesses monopoly power in a claimed in-store advertising and promotions market (the "in-store market") and has used that power to gain an unfair advantage over Valassis in a purported market for coupons distributed by free-standing inserts ("FSIs"). Valassis alleges that News America is attempting to monopolize the purported FSI market by leveraging its alleged monopoly power in the purported in-store market, thereby allegedly violating Section 2 of the Sherman Antitrust Act of 1890, as amended (the "Sherman Act"). Valassis further alleges that News America has unlawfully bundled the sale of in-store marketing products with the sale of FSIs and that such bundling constitutes unlawful tying in violation of Sections 1 and 3 of the Sherman Act. Additionally, Valassis alleges that News America is predatorily pricing its FSI products in violation of Section 2 of the Sherman Act. Valassis also asserts that News America violated various state antitrust statutes and has tortuously interfered with Valassis' actual or expected business relationships. Valassis' complaint seeks injunctive relief, damages, fees and costs. On April 20, 2006, News America moved to dismiss Valassis' complaint in its entirety for failure to state a cause of action. On September 28, 2006, the Magistrate Judge issued a Report and Recommendation granting the motion. On October 16, 2006, Valassis filed an Amended Complaint, alleging the same causes of action. On November 17, 2006, News America answered the three federal antitrust claims and moved to dismiss the remaining nine state law claims. On March 23, 2007, the court granted News America's motion and dismissed the nine state law claims. The parties engaged in discovery, which was combined with the California and Michigan state cases discussed below, and is now completed. The parties have exchanged expert reports and have filed summary judgment motions in the federal action. No hearing date has been set for the summary judgment motions. The assigned judge recused himself in February 2009 resulting in the previously set April 2009 trial date being taken off calendar. No new trial date has been set, and the new judge has said that the pending summary judgment motion will not be decided until after the trial in the Michigan state case.

On March 9, 2007, Valassis filed a two-count complaint in Michigan state court against News America. That complaint, which was based on the same factual allegations as the federal complaint discussed above, alleged that News America tortuously interfered with Valassis' business relationships and that News America unfairly competed with Valassis. The complaint sought injunctive relief, damages, fees and costs. On May 4, 2007, News America filed a motion to dismiss or, in the alternative stay, that complaint. On August 14, 2007, the court denied the motion. On July 7, 2008, Valassis filed an Amended Complaint alleging the same causes of action, based on essentially the same factual allegations and seeking the same relief. News America moved to dismiss the Amended Complaint and on October 10, 2008, the court denied the motion. The parties completed discovery, which was combined with the federal case discussed above and the California state case discussed below. The court denied News America's motion for summary judgment in January 2009. Trial commenced on May 27, 2009. On July 23, 2009, a jury in the Michigan state court returned a verdict in the amount of $300 million for Valassis. On August 7, 2009, the court entered judgment on the jury's verdict and ordered that interest on the judgment will accrue from March 9, 2007, the date the state court complaint was filed, in a total amount to be calculated at the time of payment of the judgment. News America intends to file a motion for new trial. If that motion is denied, News America intends to appeal and post a bond for $25 million, the maximum bond required under Michigan law. Based on the Company's review of the record in this case, including discussion with and analysis by counsel of the bases for News America's appeal, the Company has determined that News America has a number of strong arguments available on appeal and, although there can be no assurance as to the ultimate outcome, the Company is confident that the judgment against News America will ultimately be reversed, or remanded for a new trial in which, the Company believes, News America would prevail. As a result, the Company has concluded that it is not probable that Valassis will ultimately prevail in this matter; therefore, the Company has not recorded any liability for this judgment.

On March 12, 2007, Valassis filed a three-count complaint in California state court against News America. That complaint, which is based on the same factual allegations as the federal complaint discussed above, alleges that News America has violated the Cartwright Act (California's state antitrust law) by unlawfully tying its FSI products to its in-store products, has violated California's Unfair Practices Act by predatorily pricing its FSI products, and has unfairly competed with Valassis. Valassis' California complaint seeks injunctive relief, damages, fees and costs. On May 4, 2007, News America filed a motion to dismiss or, in the alternative stay, that complaint. On June 28, 2007, the court issued a tentative ruling denying the motion and reassigned the case to the Complex Litigation Program. On July 19, 2007, the court denied the motion. The California state court case was stayed pending the outcome of Michigan state court trial.

News America believes that all of the claims in each of the complaints filed by Valassis are without merit and it intends to defend itself vigorously. As noted above, the Company is confident that the judgment against News America in the Michigan state court litigation will ultimately be reversed, or remanded for a new trial in which, the Company believes, News America would prevail.

Other

Other than previously disclosed in the notes to these consolidated financial statements, the Company is party to several purchase and sale arrangements which become exercisable over the next ten years by the Company or the counter-party to the agreement. In the next twelve months, none of these arrangements that become exercisable are material. Purchase arrangements that are exercisable by the counter-party to the agreement, and that are outside the sole control of the Company are accounted for in accordance with EITF D-98. Accordingly, the fair values of such purchase arrangements are classified in Minority interest liabilities.

The Company experiences routine litigation in the normal course of its business. The Company believes that none of its pending litigation will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

The Company's operations are subject to tax in various domestic and international jurisdictions and as a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. The Company believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

Note 17. Pensions and Other Postretirement Benefits

The Company participates in and/or sponsors pension and savings plans of various types in a variety of jurisdictions covering, in aggregate, substantially all employees. As of January 1, 2008, the major pension plans and medical plans are closed to new participants (with the exception of groups covered by collective bargaining agreements). The Company has a legally enforceable obligation to contribute to some plans and is not required to contribute to others. Non-U.S. plans include both employee contributory and employee non-contributory defined benefit plans and accumulation plans covering all eligible employees. The plans in the United States include both defined benefit pension plans and employee non-contributory and employee contributory accumulation plans covering all eligible employees. The Company makes contributions in accordance with applicable laws or contract terms in each jurisdiction in which the Company operates. The Company's benefit obligation is calculated using several assumptions which the Company reviews on a regular basis.

The funded status of the plans can change from year to year but the assets of the funded plans has been sufficient to pay all benefits that came due in each of fiscal 2009, 2008 and 2007.

The Company uses a June 30 measurement date for all pension and postretirement benefit plans. The following table sets forth the change in the benefit obligation for the Company's benefit plans:

	Pension benefits		Postretirement benefits	
	2009	2008	2009	2008
As of June 30,	(in millions)			
Projected benefit obligation, beginning of the year	$2,690	$2,392	$ 324	$ 139
Service cost	73	87	7	7
Interest cost	159	150	21	16
Acquisitions	—	234	—	203
Benefits paid	(122)	(139)	(17)	(11)
Actuarial gain[(a)]	(65)	(147)	(4)	(30)
Foreign exchange rate changes	(218)	38	(4)	—
Amendments, transfers and other	(16)	75	(51)	—
Projected benefit obligation, end of year	2,501	2,690	276	324
Change in the fair value of plan assets for the Company's benefit plans				
Fair value of plan assets, beginning of the year	2,348	2,287	—	—
Actual return on plan assets	(230)	(140)	—	—
Employer contributions	214	57	—	—
Acquisitions	—	167	—	—
Benefits paid	(122)	(139)	—	—
Foreign exchange rate changes	(196)	44	—	—
Amendments, transfers and other	4	72	—	—
Fair value of plan assets, end of the year	2,018	2,348	—	—
Funded status	$ (483)	$ (342)	$(276)	$(324)

(a) Actuarial gains and losses primarily related to changes in the discount rate utilized in measuring plan obligations at June 30, 2009 and June 30, 2008.

Amounts recognized in the consolidated balance sheets consist of:

As of June 30,	Pension benefits 2009	Pension benefits 2008	Postretirement benefits 2009	Postretirement benefits 2008
	(in millions)			
Amounts recorded in the balance sheet				
Non-current pension assets	$ —	$ 35	$ —	$ —
Accrued pension/postretirement liabilities	(483)	(377)	(276)	(324)
Net amount recognized	$(483)	$(342)	$(276)	$(324)

Amounts recognized in accumulated other comprehensive income consist of:

As of June 30,	Pension benefits 2009	Pension benefits 2008	Postretirement benefits 2009	Postretirement benefits 2008
	(in millions)			
Actuarial losses (gains)	$641	$433	$(13)	$ (5)
Prior service cost (benefit)	22	15	(62)	(23)
Net amounts recognized	$663	$448	$(75)	$(28)

Amounts in accumulated other comprehensive income expected to be recognized as a component of net periodic pension cost in fiscal 2010:

As of June 30,	Pension benefits 2009	Postretirement benefits 2009
	(in millions)	
Actuarial losses (gains)	$42	$ (1)
Prior service cost (benefit)	4	(15)
Net amounts recognized	$46	$(16)

Accumulated pension benefit obligations at June 30, 2009 and 2008 were $2,298 million and $2,461 million, respectively. Below is information about funded and unfunded pension plans.

As of June 30,	Funded Plans 2009	Funded Plans 2008	Unfunded Plans 2009	Unfunded Plans 2008
	(in millions)			
Projected benefit obligation	$2,254	$2,461	$247	$229
Accumulated benefit obligation	2,060	2,240	238	221
Fair value of plan assets	2,018	2,348	—	—

Below is information about pension plans in which the accumulated benefit obligation exceeds fair value of the plan assets.

As of June 30,	Funded Plans 2009	Funded Plans 2008	Unfunded Plans 2009	Unfunded Plans 2008
	(in millions)			
Projected benefit obligation	$1,177	$944	$247	$229
Accumulated benefit obligation	1,125	886	238	221
Fair value of plan assets	1,041	820	—	—

The components of net periodic costs were as follows:

For the years ended June 30,	Pension benefits 2009	Pension benefits 2008	Pension benefits 2007	Postretirement benefits 2009	Postretirement benefits 2008	Postretirement benefits 2007
			(in millions)			
Components of net periodic cost:						
Service cost benefits earned during the period	$ 73	$ 87	$ 70	$ 7	$ 7	$ 4
Interest costs on projected benefit obligations	159	150	122	21	16	8
Expected return on plan assets	(143)	(166)	(135)	—	—	—
Amortization of deferred losses	14	14	19	—	1	2
Other	11	7	(2)	(8)	(6)	(6)
Net periodic costs	$ 114	$ 92	$ 74	$ 20	$ 18	$ 8

For the years ended June 30,	Pension benefits 2009	Pension benefits 2008	Pension benefits 2007	Postretirement benefits 2009	Postretirement benefits 2008	Postretirement benefits 2007
			(in millions)			
Additional information:						
Weighted-average assumptions used to determine benefit obligations						
Discount rate	7.0%	6.7%	6.0%	6.7%	6.9%	6.2%
Rate of increase in future compensation	5.1%	5.1%	5.0%	N/A	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost						
Discount rate	6.7%	6.0%	5.9%	6.9%	6.2%	6.1%
Expected return on plan assets	7.0%	7.0%	7.0%	N/A	N/A	N/A
Rate of increase in future compensation	5.1%	5.0%	4.9%	N/A	N/A	N/A

N/A—not applicable

The following assumed health care cost trend rates at June 30 were also used in accounting for postretirement benefits:

	Postretirement benefits Fiscal 2009	Postretirement benefits Fiscal 2008
Health care cost trend rate	8.0%	8.8%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.1%
Year that the rate reaches the ultimate trend rate	2015	2015

Assumed health care cost trend rates could have a significant effect on the amounts reported for the postretirement health care plan. The effect of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate would have the following effects on the results for fiscal 2009:

	Service and interest costs	Benefit Obligation
	(in millions)	
One percentage point increase	$ 3	$ 24
One percentage point decrease	(3)	(20)

The following table sets forth the estimated benefit payments for the next five fiscal years, and in aggregate for the five fiscal years thereafter. The expected benefits are estimated based on the same assumptions used to measure the Company's benefit obligation at the end of the fiscal year and include benefits attributable to estimated future employee service:

	Expected benefit payments	
	Pension benefits	Postretirement benefits
Fiscal year:		
2010	$131	$ 17
2011	120	18
2012	130	19
2013	134	19
2014	137	20
2015-2019	808	114

The above table shows expected benefits payments for the postretirement benefits after adjusting for U.S. Medicare subsidy receipts. The annual receipts are expected to range from $1 to $2 million.

The Company's investment strategy for its pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company's practice is to conduct a periodic strategic review of its asset allocation. The Company's current broad strategic targets are to have a pension asset portfolio comprising of 54% equity securities, 38% fixed income securities, 1% in real estate and 7% in cash and other instruments. In developing the expected long-term rate of return, the Company considered the pension asset portfolio's past average rate of returns and future return expectations of the various asset classes. A portion of the other allocation is reserved in short-term cash to provide for expected benefits to be paid in short term. The Company's equity portfolios are managed in such a way as to achieve optimal diversity. The Company's fixed income portfolio is investment grade in the aggregate. The Company does not manage any assets internally.

The Company's benefit plan weighted-average asset allocations, by asset category, are as follows:

	Pension benefits	
	2009	2008
As of June 30,	(in millions)	
Asset Category:		
Equity securities	41%	54%
Debt securities	39%	41%
Real estate	1%	1%
Cash and other	19%	4%
Total	100%	100%

The Company contributes to multi-employer plans that provide pension and health and welfare benefits to certain employees under collective bargaining agreements. The contributions to these plans were $120 million, $116 million and $114 million for the fiscal years ended June 30, 2009, 2008 and 2007, respectively. In addition, the Company has defined contribution plans for the benefit of substantially all employees meeting certain eligibility requirements. Employer contributions to such plans were $199 million, $186 million and $115 million for the fiscal years ended June 30, 2009, 2008 and 2007, respectively.

The Company expects to continue making discretionary contributions to the plans during fiscal 2010 and in aggregate the pension contributions are expected to be approximately $55 million.

Note 18. Income Taxes

(Loss) income before income tax expense and minority interest in subsidiaries was attributable to the following jurisdictions:

	2009	2008	2007
For the years ended June 30,		(in millions)	
United States (including exports)	$(5,501)	$6,332	$4,586
Foreign	(38)	989	720
(Loss) income before income tax expense and minority interest in subsidiaries	$(5,539)	$7,321	$5,306

Significant components of the Company's (benefit) provisions for income taxes were as follows:

For the years ended June 30,	2009	2008	2007
		(in millions)	
Current:			
United States			
Federal	$ 675	$ 918	$ 281
State & local	127	102	69
Foreign	303	480	390
Total current	1,105	1,500	740
Deferred	(3,334)	303	1,074
Total (benefit) provision for income taxes	$(2,229)	$1,803	$1,814

The reconciliation of income tax attributable to continuing operations computed at the statutory rate to income tax expense was:

For the years ended June 30,	2009	2008	2007
US federal income tax rate	35%	35%	35%
Tax free Exchange[(a)]	—	(11)	—
Sale of interest in subsidiaries	7	—	—
State and local taxes	(1)	1	1
Effect of foreign taxes	(1)	1	2
Resolution of tax matters	19	—	(2)
Non-deductible goodwill on asset impairment[(b)]	(26)	—	—
Change in valuation allowance	3	(1)	(1)
Other	4	—	(1)
Effective tax rate	40%	25%	34%

(a) See Note 3—Acquisitions, Disposals and Other Transactions.

(b) See Note 9—Goodwill and Other Intangible Assets.

The following is a summary of the components of the deferred tax accounts:

As of June 30,	2009	2008
	(in millions)	
Deferred tax assets:		
Net operating loss carryforwards	$ 459	$ 570
Capital loss carryforwards	1,094	1,124
Accrued liabilities	536	521
Total deferred tax assets	2,089	2,215
Deferred tax liabilities, net:		
Basis difference and amortization	(3,042)	(5,115)
Revenue recognition	(289)	(234)
Sports rights contracts	(236)	(192)
Other	(282)	(576)
Total deferred tax liabilities	(3,849)	(6,117)
Net deferred tax liabilities before valuation allowance	(1,760)	(3,902)
Less: valuation allowance	(1,370)	(1,406)
Net deferred tax liabilities	$(3,130)	$(5,308)

The Company had net current deferred tax assets of $3 million and $4 million June 30, 2009 and June 30, 2008, respectively, and non-current deferred tax assets of $143 million and $144 million at June 30, 2009 and 2008, respectively. The Company also had non-current deferred tax liabilities of $3,276 million and $5,456 million at June 30, 2009 and 2008, respectively.

At June 30, 2009, the Company had approximately $1.3 billion of net operating and $3.6 billion of capital loss carryforwards available to offset future taxable income. The majority of these net operating loss carryforwards, if not utilized to reduce taxable income in future periods, will expire in varying amounts between fiscal 2010 and 2026, with a significant portion, approximately $600 million relating to foreign operations, expiring within the next three fiscal years. While approximately $1 billion of the capital loss carryforwards expire in three years, the remaining capital loss carryforwards are in jurisdictions where they do not expire. In assessing the realizability of deferred tax assets, management evaluates a variety of factors in considering whether it is more likely than not that some portion or all of the deferred tax assets will ultimately be realized. Management considers earnings expectations, the existence of taxable temporary differences, tax planning strategies, and the periods in which estimated losses can be utilized. Based upon this analysis, management has concluded that it is more likely than not that the Company will not realize all of the benefits of its deferred tax assets. In particular, this is due to the uncertainty of generating capital gains, as well as generating taxable income within the requisite period in various foreign jurisdictions and the uncertainty of fully utilizing the capital losses and net operating losses before they expire through tax planning strategies or reversing taxable temporary differences in the foreseeable future. Accordingly, valuation allowances of $1.4 billion have been established to reflect the expected realization of the deferred tax assets as of June 30, 2009 and 2008.

The following table sets forth the change in the accrual for uncertain tax positions, excluding interest and penalties (in millions):

For the year ended June 30,	2009	2008
Beginning of period	$ 1,783	1,934
Additions for prior year tax positions	7	223
Reduction for prior year tax positions	(1,332)	(374)
Balance, end of period	$ 458	$1,783

The Company recognizes interest and penalty charges related to unrecognized tax benefits as income tax expense, which is consistent with the recognition in prior reporting periods. The Company had recorded liabilities for accrued interest of $111 million and $342 million as of June 30, 2009 and 2008, respectively.

The Company is subject to tax in various domestic and international jurisdictions and, as a matter of ordinary course, the Company is regularly audited by Federal, state and foreign tax authorities. During the fiscal year ended June 30, 2009, certain audits were completed. Due to the completion of these audits, certain tax matters were resolved, including the amounts of certain deductions. As a result, the Company has reduced its accrual for uncertain tax positions, net of an increase in current liabilities, by approximately $1.1 billion (including interest) as of June 30, 2009 and has recognized a non-cash tax benefit of approximately $1.1 billion for the fiscal year ended June 30, 2009. The Company has reclassified approximately $300 million into current income taxes payable with respect to adjustments from these audits.

The Company believes it has appropriately accrued for the expected outcome of all other pending tax matters and does not currently anticipate that the ultimate resolution of other pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity. Of the total unrecognized tax benefits at June 30, 2009 of $458 million, approximately $384 million would affect the Company's effective income tax rate, if and when recognized in future fiscal years.

The Company does not presently anticipate such uncertain income tax positions will significantly increase or decrease in the next 12 months; however, actual developments in this area could differ from those currently expected.

The Internal Revenue Service has commenced examining the Company's returns for the period ending June 30, 2005 and fiscal years 2006 and 2007. Additionally, the Company's income tax returns for the years 2000 through 2008 are subject to examination in various foreign jurisdictions.

The Company has not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested amounted to approximately $5.3 billion at June 30, 2009.

Note 19. Segment Information

The Company is a diversified global media company, which manages and reports its businesses in eight segments:

- **Filmed Entertainment,** which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production and licensing of television programming worldwide.
- **Television**, which, principally consists of the operation of 27 full power broadcast television stations, including nine duopolies, in the United States (Of these stations, 17 are affiliated with FOX, and ten are affiliated with MyNetworkTV), the broadcasting of network programming in the United States and the development, production and broadcasting of television programming in Asia.

- **Cable Network Programming**, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite operators primarily in the United States.
- **Direct Broadcast Satellite Television**, which consists of the distribution of basic and premium programming services via satellite and broadband directly to subscribers in Italy.
- **Magazines and Inserts**, which principally consists of the publication of free-standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and the provision of in-store marketing products and services, primarily to consumer packaged goods manufacturers in the United States and Canada.
- **Newspapers and Information Services,** which principally consists of the publication of four national newspapers in the United Kingdom, the publication of approximately 146 newspapers in Australia, the publication of a metropolitan newspaper and a national newspaper (with international editions) in the United States and the provision of information services.
- **Book Publishing**, which principally consists of the publication of English language books throughout the world.
- **Other**, which principally consists of FIM, which operates the Company's Internet activities, and News Outdoor, an advertising business which offers display advertising in outdoor locations primarily throughout Russia and Eastern Europe.

The Company's operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities. The Company evaluates performance based upon several factors, of which the primary financial measures are segment Operating income (loss), Adjusted operating income (loss) and Adjusted operating income (loss) before depreciation and amortization.

Adjusted operating income (loss) is defined as Operating income (loss) plus impairment charges and other operating charges (income) to eliminate the variable effect across all business segments of the non-cash impairment charges and other operating charges (income) recorded in each of the respective fiscal years. An impairment charge is recorded for the difference between the carrying value and the estimated fair value of the asset.

Adjusted operating income (loss) before depreciation and amortization is defined as Adjusted operating income (loss) plus depreciation and amortization and the amortization of cable distribution investments and eliminates the variable effect across all business segments of depreciation and amortization. Depreciation and amortization expense includes the depreciation of property and equipment, as well as amortization of finite-lived intangible assets. Amortization of cable distribution investments represents a reduction against revenues over the term of a carriage arrangement and, as such, it is excluded from Adjusted operating income (loss) before depreciation and amortization.

Adjusted operating income (loss) and Adjusted operating income (loss) before depreciation and amortization are non-GAAP measures and should be considered in addition to, not as a substitute for, Operating income (loss), net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. In addition, these measures do not reflect cash available to fund requirements, and these measures exclude items, such as impairment charges, depreciation and amortization, which are significant components in assessing the Company's financial performance.

Management believes that Adjusted operating income (loss) and Adjusted operating income (loss) before depreciation and amortization are appropriate measures for evaluating the operating performance of the Company's business segments. Adjusted operating income (loss) and Adjusted operating income (loss) before depreciation and amortization provide management, investors and equity analysts measures to analyze operating performance of each of the Company's business segments and its enterprise value against historical data and competitors' data, although historical results, including Adjusted operating income (loss) before depreciation and amortization, may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences).

For the years ended June 30,	2009	2008	2007
		(in millions)	
Revenues:			
Filmed Entertainment	$ 5,936	$ 6,699	$ 6,734
Television	4,602	5,807	5,705
Cable Network Programming	5,580	4,993	3,902
Direct Broadcast Satellite Television	3,760	3,749	3,076
Magazines and Inserts	1,168	1,124	1,119
Newspapers and Information Services	5,858	6,248	4,486
Book Publishing	1,141	1,388	1,347
Other	2,378	2,988	2,286
Total revenues	$30,423	$32,996	$28,655
Operating income:			
Filmed Entertainment	$ 848	$ 1,246	$ 1,225
Television	174	1,126	962
Cable Network Programming	1,670	1,269	1,090
Direct Broadcast Satellite Television	393	419	221
Magazines and Inserts	353	352	335
Newspapers and Information Services	466	786	677
Book Publishing	17	160	159
Other	(363)	(84)	(193)
Total adjusted operating income	3,558	5,274	4,476
Impairment charges	(8,896)	—	—
Other operating (charges) income	(312)	107	(24)
Total operating (loss) income	(5,650)	5,381	4,452
Equity (losses) earnings of affiliates	(309)	327	1,019
Interest expense, net	(927)	(926)	(843)
Interest income	91	246	319
Other, net	1,256	2,293	359
(Loss) income before income tax expense and minority interest in subsidiaries	(5,539)	7,321	5,306
Income tax benefit (expense)	2,229	(1,803)	(1,814)
Minority interest in subsidiaries, net of tax	(68)	(131)	(66)
Net (loss) income	$ (3,378)	$ 5,387	$ 3,426

Equity (losses) earnings of affiliates, Interest expense, net, Interest income, Other, net, Income tax expense and Minority interest in subsidiaries are not allocated to segments as they are not under the control of segment management.

Intersegment revenues, generated primarily by the Filmed Entertainment segment, of approximately $910 million, $842 million and $1,030 million for the fiscal years ended June 30, 2009, 2008 and 2007, respectively, have been eliminated within the Filmed Entertainment segment. Intersegment operating (loss) profit generated primarily by the Filmed Entertainment segment of approximately $(4) million, $23 million and $5 million for the fiscal years ended June 30, 2009, 2008 and 2007, respectively, have been eliminated within the Filmed Entertainment segment.

Notes to the Consolidated Financial Statements (continued)

For the year ended June 30, 2009	Operating income (loss)	Impairment and other operating charges	Adjusted Operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Adjusted Operating income (loss) before depreciation and amortization
	(in millions)					
Filmed Entertainment	$ 848	$ —	$ 848	$ 92	$ —	$ 940
Television	(4,406)	4,580	174	105	—	279
Cable Network Programming	1,670	—	1,670	121	88	1,879
Direct Broadcast Satellite Television	393	—	393	227	—	620
Magazines and Inserts	353	—	353	10	—	363
Newspapers and Information Services	(2,663)	3,129	466	319	—	785
Book Publishing	(16)	33	17	9	—	26
Other	(1,829)	1,466	(363)	255	—	(108)
Total	$(5,650)	$9,208	$3,558	$1,138	$88	$4,784

For the year ended June 30, 2008	Operating income	Other operating charges (income)	Adjusted Operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Adjusted Operating income before depreciation and amortization
	(in millions)					
Filmed Entertainment	$ 1,246	$ —	$1,246	$ 88	$ —	$1,334
Television	1,126	—	1,126	100	—	1,226
Cable Network Programming	1,269	—	1,269	90	80	1,439
Direct Broadcast Satellite Television	419	—	419	228	—	647
Magazines and Inserts	352	—	352	8	—	360
Newspapers and Information Services	767	19	786	433	—	1,219
Book Publishing	160	—	160	9	—	169
Other	42	(126)	(84)	251	—	167
Total	$ 5,381	$ (107)	$5,274	$1,207	$80	$6,561

For the year ended June 30, 2007	Operating income (loss)	Other operating charges	Adjusted Operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Adjusted Operating income (loss) before depreciation and amortization
	(in millions)					
Filmed Entertainment	$ 1,225	$ —	$1,225	$ 85	$ —	$1,310
Television	962	—	962	93	—	1,055
Cable Network Programming	1,090	—	1,090	56	77	1,223
Direct Broadcast Satellite Television	221	—	221	191	—	412
Magazines and Inserts	335	—	335	8	—	343
Newspapers and Information Services	653	24	677	284	—	961
Book Publishing	159	—	159	8	—	167
Other	(193)	—	(193)	154	—	(39)
Total	$ 4,452	$ 24	$4,476	$ 879	$77	$5,432

For the years ended June 30,	2009	2008	2007
		(in millions)	
Depreciation and amortization			
Filmed Entertainment	$ 92	$ 88	$ 85
Television	105	100	93
Cable Network Programming	121	90	56
Direct Broadcast Satellite Television	227	228	191
Magazines and Inserts	10	8	8
Newspapers and Information Services	319	433	284
Book Publishing	9	9	8
Other	255	251	154
Total depreciation and amortization	$1,138	$1,207	$ 879
Capital expenditures:			
Filmed Entertainment	$ 65	$ 94	$ 85
Television	114	100	125
Cable Network Programming	140	238	92
Direct Broadcast Satellite Television	173	239	199
Magazines and Inserts	16	7	10
Newspapers and Information Services	381	449	544
Book Publishing	19	23	23
Other	193	293	230
Total capital expenditures	$1,101	$1,443	$1,308

As of June 30,	2009	2008
	(in millions)	
Total assets:		
Filmed Entertainment	$ 7,042	$ 7,122
Television	8,083	13,158
Cable Network Programming	9,983	9,566
Direct Broadcast Satellite Television	2,647	2,589
Magazines and Inserts	1,346	1,328
Newspapers and Information Services	10,741	14,574
Book Publishing	1,582	1,696
Other	8,740	8,991
Investments	2,957	3,284
Total assets	$53,121	$62,308
Goodwill and Intangible assets, net:		
Filmed Entertainment	$ 1,917	$ 1,948
Television	5,423	10,342
Cable Network Programming	5,799	5,836
Direct Broadcast Satellite Television	617	691
Magazines and Inserts	1,034	1,009
Newspapers and Information Services	6,050	9,334
Book Publishing	511	508
Other	1,956	3,412
Total goodwill and intangibles assets, net	$23,307	$33,080

Geographic Segments

For the years ended June 30,	2009	2008	2007
		(in millions)	
Revenues:			
United States and Canada[1]	$16,686	$16,987	$15,282
Europe[2]	9,331	10,757	9,073
Australasia and Other[3]	4,406	5,252	4,300
Total revenues	$30,423	$32,996	$28,655

(1) Revenues include approximately $16.2 billion, $16.4 billion and $14.8 billion from customers in the United States in fiscal 2009, 2008 and 2007, respectively.
(2) Revenues include approximately $2.9 billion, $3.7 billion and $3.6 billion from customers in the United Kingdom in fiscal 2009, 2008 and 2007, respectively, as well as approximately $4.0 billion, $4.1 billion and $3.4 billion from customers in Italy in fiscal 2009, 2008 and 2007, respectively.
(3) Revenues include approximately $2.5 billion, $3.2 billion and $2.5 billion from customers in Australia in fiscal 2009, 2008 and 2007, respectively.

As of June 30,	2009	2008
	(in millions)	
Long-Lived Assets:		
United States and Canada	$25,319	$33,511
Europe	6,035	7,893
Australasia and Other	5,931	6,542
Total long-lived assets	$37,285	$47,946

There is no material reliance on any single customer. Revenues are attributed to countries based on location of customers. Australasia comprises Australia, Asia, Fiji, Papua New Guinea and New Zealand.

Note 20. Earnings Per Share

Prior to fiscal 2008, earnings per share ("EPS") was computed individually for the Class A Common Stock and Class B Common Stock and net income was apportioned to both Class A stockholders and Class B stockholders on a ratio of 1.2 to 1, respectively, in accordance with the rights of the stockholders as described in the Company's Restated Certificate of Incorporation. In order to give effect to this apportionment when determining EPS, the weighted average Class A Common Stock was increased by 20% (the "Adjusted Class") and was then compared to the sum of the weighted average Class B Common Stock and the weighted average Adjusted Class. The resulting percentage was then applied to the Net income to determine the apportionment for the Class A stockholders, with the balance attributable to the Class B stockholders. Subsequent to the final fiscal 2007 dividend, shares of Class A Common Stock no longer carry the right to a greater dividend than shares of Class B Common Stock and, therefore, Net income is allocated equally to Class A and Class B stockholders. Accordingly, since the apportionment of earnings has been eliminated as required by the Company's Restated Certificate of Incorporation, the Company has presented the earnings of Class A Common Stock and Class B Common Stock as a single class since fiscal 2008.

The following tables set forth the computation of basic and diluted earnings per share under SFAS No. 128, "Earnings per Share" ("SFAS No. 128"):

For the years ended June 30,	2009	2008	2007
		(in millions)	
Net (loss) income available to shareholders—basic	$(3,378)	$5,387	$3,426
Other	—	(1)	(5)
Net (loss) income available to shareholders—diluted	$(3,378)	$5,386	$3,421

For the year ended June 30,	2009	2008
	(in millions, except per share amounts)	
Weighted average shares—basic	2,613	2,955
Shares issuable under equity based compensation plans[1]	—	16
Weighted average shares—diluted	2,613	2,971
(Loss) earnings per share—basic:	$ (1.29)	$ 1.82
(Loss) earnings per share—diluted:	$ (1.29)	$ 1.81

Notes to the Consolidated Financial Statements (continued)

(1) Weighted average common shares outstanding includes the incremental shares that would be issued upon the assumed exercise of stock options and vesting of restricted stock units if the effect is dilutive. Because the Company had a loss from continuing operations in fiscal 2009, no potentially dilutive securities were included in the denominator for computing dilutive earnings per share, since their impact on earnings per share from continuing operations would be anti-dilutive. In accordance with SFAS No. 128, the same shares are used to compute all earnings per share amounts. For the fiscal year ended June 30, 2009, approximately 2 million shares that could potentially dilute basic earnings per share in the future were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

For the year ended June 30, 2007	Class A	Class B	Total
	(in millions, except per share amounts)		
Allocation of income—basic:			
Net income available to shareholders	$2,484	$ 942	$3,426
Weighted average shares used in income allocation	2,604	987	3,591
Allocation of income—diluted:			
Net income available to shareholders	$2,487	$ 934	$3,421
Weighted average shares used in income allocation	2,629	987	3,616
Weighted average shares—basic	2,170	987	3,157
Shares issuable under equity based compensation plans	21	—	21
Weighted average shares—diluted	2,191	987	3,178
Earnings per share—basic:	$ 1.14	$0.95	
Earnings per share—diluted:	$ 1.14	$0.95	

Note 21. Quarterly Data (unaudited)

For the three months ended	September 30,	December 31,	March 31,	June 30,
	(in millions, except per share amounts)			
Fiscal 2009[b]				
Revenues	$7,509	$ 7,871	$7,373	$7,670
Operating income (loss)	953	(7,626)	755	268
Net income (loss)	515	(6,417)	2,727	(203)
Basic earnings (loss) per share	$ 0.20	$ (2.45)	$ 1.04	$ (0.08)
Diluted earnings (loss) per share	$ 0.20	$ (2.45)	$ 1.04	$ (0.08)
Stock prices[a]				
Class A—High	$14.84	$ 11.92	$ 9.85	$10.61
Class A—Low	$11.77	$ 5.47	$ 4.99	$ 6.48
Class B—High	$15.25	$ 12.08	$10.50	$12.07
Class B—Low	$12.07	$ 5.91	$ 5.65	$ 7.52
Fiscal 2008				
Revenues	$7,067	$ 8,590	$8,750	$8,589
Operating income	1,047	1,418	1,438	1,478
Net income	732	832	2,694	1,129
Basic earnings per share	$ 0.23	$ 0.27	$ 0.92	$ 0.43
Diluted earnings per share	$ 0.23	$ 0.27	$ 0.91	$ 0.43
Stock prices[a]				
Class A—High	$22.80	$ 23.04	$20.10	$19.63
Class A—Low	$19.78	$ 19.73	$17.87	$15.43
Class B—High	$24.57	$ 24.50	$20.70	$20.17
Class B—Low	$21.09	$ 20.49	$18.28	$15.73

(a) The stock prices reflect the reported high and low closing sales prices for the Class A Common Stock and Class B Common Stock. Since December 29, 2008, the Class A Common Stock and Class B Common Stock have been listed and traded on The NASDAQ Global Select Market, its principal market, under the symbols "NWSA" and "NWS", respectively. Prior to December 29, 2008 the Class A Common Stock and Class B Common Stock were listed and traded on the New York Stock Exchange under the symbols "NWS.A" and "NWS", respectively.

(b) In the quarter ended June 30, 2009, the Company recorded an impairment charge of $452 million (See Note 9—Goodwill and Other Intangible Assets) and a restructuring charge of $228 million (See Note 4—Restructuring Programs).

Note 22. Valuation and Qualifying Accounts

	Balance at beginning of year	Additions	Acquisitions and disposals	Utilization	Foreign exchange	Balance at end of year
			(in millions)			
Fiscal 2009						
Allowances for returns and doubtful accounts	$(1,089)	$(1,498)	$ —	$1,377	$ 52	$(1,158)
Deferred tax valuation allowance	(1,406)	(128)	—	164	—	(1,370)
Fiscal 2008						
Allowances for returns and doubtful accounts	(1,102)	(1,365)	(13)	1,446	(55)	(1,089)
Deferred tax valuation allowance	(1,562)	(344)	—	500	—	(1,406)
Fiscal 2007						
Allowances for returns and doubtful accounts	(1,068)	(1,691)	(7)	1,701	(37)	(1,102)
Deferred tax valuation allowance	(1,877)	(3)	—	318	—	(1,562)

Note 23. Additional Financial Information

Supplemental Cash Flow Information

For the years ended June 30,	2009	2008	2007
		(in millions)	
Supplemental cash flow information:			
Cash paid for income taxes	$(1,192)	$(1,867)	$ (969)
Cash paid for interest	(871)	(873)	(744)
Sale of other investments	14	12	64
Purchase of other investments	(90)	(137)	(392)
Supplemental information on businesses acquired:			
Fair value of assets acquired	676	8,410	1,594
Cash acquired	3	94	96
Less: Liabilities assumed	98	(2,444)	(408)
Minority interest decrease (increase)	73	(203)	(127)
Cash paid	(850)	(5,661)	(1,155)
Fair value of equity instruments issued to third parties	—	196	—
Issuance of subsidiary common units	—	165	—
Fair value of equity instruments consideration	$ —	$ 31	$ —

The following table sets forth the components of Other, net included in the accompanying consolidated statements of operations:

For the years ended June 30,	2009	2008	2007
		(in millions)	
Gain on sale of NDS shares[a]	$1,249	$ —	$ —
Gain on the sale of the Stations[a]	232	—	—
Loss on the sale of Polish television broadcaster[a]	(100)	—	—
Gain on the Exchange[a]	—	1,676	—
Gain on sale of Fox Sports Net Bay Area[b]	—	208	—
Gain on sale of China Network Systems[b]	6	133	—
Gain on sale of Gemstar[b]	—	112	—
Gain on sale of Sky Brasil[b]	—	—	261
Gain on sale of Phoenix[b]	—	—	136
Termination of Participation rights agreement[a]	—	—	97
Impairment of cost based investments[b]	(113)	(125)	(2)
Change in fair value of Exchangeable securities[c]	77	307	(126)
Other	(95)	(18)	(7)
Total Other, net	$1,256	$2,293	$ 359

(a) See Note 3—Acquisitions, Disposals and Other Transactions

(b) See Note 6—Investments.

(c) The Company has certain outstanding exchangeable debt securities which contain embedded derivatives. Pursuant to SFAS No. 133, these embedded derivatives are not designated as hedges and, as such, changes in their fair value are recognized in Other, net in the consolidated statements of operations. A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company. (See Note 11—Exchangeable Securities)

Note 24. Subsequent Events

In the preparation of its consolidated financial statements, the Company considered subsequent events through August 12, 2009, which was the date the Company's consolidated financial statements were issued.

A dividend of $0.06 per share of Class A Common Stock and Class B Common Stock has been declared and is payable on October 14, 2009. The record date for determining dividend entitlements is September 9, 2009.

Note 25. Supplemental Guarantor Information

In May 2007, NAI entered into the Credit Agreement. The Credit Agreement provides a $2.25 billion unsecured revolving credit facility with a sub-limit of $600 million available for the issuance of letters of credit. NAI may request an increase in the amount of the credit facility up to a maximum amount of $2.5 billion. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the agreement include the requirement that the Company maintain specific leverage ratios and limitations on secured indebtedness. The Company pays a facility fee of 0.08% regardless of facility usage. The Company pays interest for borrowings at LIBOR plus 0.27% and pays commission fees on letters of credit at 0.27%. The Company pays an additional fee of 0.05% if borrowings under the facility exceed 50% of the committed facility. The interest and fees are based on the Company's current debt rating. The maturity date is in May 2012, however, NAI may request that the Lenders' commitments be renewed for up to two additional one year periods.

The Parent Guarantor presently guarantees the senior public indebtedness of NAI and the guarantee is full and unconditional. The supplemental condensed consolidating financial information of the Parent Guarantor should be read in conjunction with these consolidated financial statements.

In accordance with rules and regulations of the SEC, the Company uses the equity method to account for the results of all of the non-guarantor subsidiaries, representing substantially all of the Company's consolidated results of operations, excluding certain intercompany eliminations.

The following condensed consolidating financial statements present the results of operations, financial position and cash flows of NAI, the Company and the subsidiaries of the Company and the eliminations and reclassifications necessary to arrive at the information for the Company on a consolidated basis.

Supplemental Condensed Consolidating Statement of Operations

For the year ended June 30, 2009	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Revenues	$ 6	$ —	$30,417	$ —	$30,423
Expenses	297	—	35,776	—	36,073
Operating income (loss)	(291)	—	(5,359)	—	(5,650)
Other (Expense) Income:					
Interest expense, net	(2,728)	(1,090)	(115)	3,006	(927)
Equity earnings of affiliates	5	—	(314)	—	(309)
Interest income	206	—	2,891	(3,006)	91
Earnings (losses) from subsidiary entities	1,434	(2,274)	—	840	—
Other, net	83	(14)	1,187	—	1,256
Income (loss) before income tax expense and minority interest in subsidiaries	(1,291)	(3,378)	(1,710)	840	(5,539)
Income tax (expense) benefit	519	—	688	1,022	2,229
Minority interest in subsidiaries, net of tax	—	—	(68)	—	(68)
Net income (loss)	$ (772)	$(3,378)	$ (1,090)	$ 1,862	$ (3,378)

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Operations

For the year ended June 30, 2008	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Revenues	$ 7	$ —	$32,989	$ —	$32,996
Expenses	343	—	27,272	—	27,615
Operating income (loss)	(336)	—	5,717	—	5,381
Other (Expense) Income:					
Interest expense, net	(2,287)	(660)	(622)	2,643	(926)
Interest Income	5	—	322	—	327
Equity earnings of affiliates	841	27	2,021	(2,643)	246
Earnings (losses) from subsidiary entities	2,213	4,367	—	(6,580)	—
Other, net	561	1,653	79	—	2,293
Income (loss) before income tax expense and minority interest in subsidiaries	997	5,387	7,517	(6,580)	7,321
Income tax (expense) benefit	(245)	—	(1,851)	293	(1,803)
Minority interest in subsidiaries, net of tax	—	—	(131)	—	(131)
Net income (loss)	$ 752	$5,387	$ 5,535	$(6,287)	$ 5,387

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Operations

For the year ended June 30, 2007	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Revenues	$ 7	$ —	$28,648	$ —	$28,655
Expenses	307	—	23,896	—	24,203
Operating income (loss)	(300)	—	4,752	—	4,452
Other (Expense) Income:					
Interest expense, net	(1,968)	(320)	(5,365)	6,810	(843)
Interest Income	228	205	6,696	(6,810)	319
Equity earnings of affiliates	4	—	1,015	—	1,019
Earnings (losses) from subsidiary entities	1,627	3,638	—	(5,265)	—
Other, net	169	(97)	287	—	359
Income (loss) from continuing operations before income tax expense and minority interest in subsidiaries	(240)	3,426	7,385	(5,265)	5,306
Income tax expense (benefit)	82	—	(2,524)	628	(1,814)
Minority interest in subsidiaries, net of tax	—	—	(66)	—	(66)
Net income (loss)	$ (158)	$3,426	$ 4,795	$(4,637)	$ 3,426

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Balance Sheet

At June 30, 2009	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Assets:					
Current Assets:					
Cash and cash equivalents	$ 4,479	$ —	$ 2,061	$ —	$ 6,540
Receivables, net	15	—	6,272	—	6,287
Inventories, net	—	—	2,477	—	2,477
Other	40	—	492	—	532
Total Current Assets	4,534	—	11,302	—	15,836
Non-Current Assets:					
Receivables	—	—	282	—	282
Inventories, net	—	—	3,178	—	3,178
Property, plant and equipment, net	75	—	6,170	—	6,245
Intangible assets	—	—	8,925	—	8,925
Goodwill	—	—	14,382	—	14,382
Other	241	—	1,075	—	1,316
Investments					
Investments in associated companies and Other investments	95	41	2,821	—	2,957
Intragroup investments	46,019	37,577	—	(83,596)	—
Total Investments	46,114	37,618	2,821	(83,596)	2,957
Total Non-Current Assets	46,430	37,618	36,833	(83,596)	37,285
TOTAL ASSETS	$50,964	$37,618	$ 48,135	$(83,596)	$53,121
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Borrowings	$ 2,008	$ —	$ 77	$ —	$ 2,085
Other current liabilities	22	—	8,532	—	8,554
Total Current Liabilities	2,030	—	8,609	—	10,639
Non-Current Liabilities:					
Borrowings	12,108	—	96	—	12,204
Other non-current liabilities	235	—	6,068	—	6,303
Intercompany	21,182	14,394	(35,576)	—	—
Minority interest in subsidiaries	—	—	751	—	751
Stockholders' Equity	15,409	23,224	68,187	(83,596)	23,224
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$50,964	$37,618	$ 48,135	$(83,596)	$53,121

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Balance Sheet

At June 30, 2008	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Assets:					
Current Assets:					
Cash and cash equivalents	$ 2,275	$ —	$ 2,387	$ —	$ 4,662
Receivables, net	17	1	6,967	—	6,985
Inventories, net	—	—	2,255	—	2,255
Other	7	—	453	—	460
Total Current Assets	2,299	1	12,062	—	14,362
Non-Current Assets:					
Receivables	1	—	463	—	464
Inventories, net	—	—	3,064	—	3,064
Property, plant and equipment, net	79	—	6,942	—	7,021
Intangible assets	—	—	14,460	—	14,460
Goodwill	—	—	18,620	—	18,620
Other	122	—	911	—	1,033
Investments					
Investments in associated companies and Other investments	69	44	3,171	—	3,284
Intragroup investments	41,351	41,619	—	(82,970)	—
Total Investments	41,420	41,663	3,171	(82,970)	3,284
Total Non-Current Assets	41,622	41,663	47,631	(82,970)	47,946
TOTAL ASSETS	$43,921	$41,664	$ 59,693	$(82,970)	$62,308
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Borrowings	$ 200	$ —	$ 81	$ —	$ 281
Other current liabilities	43	—	8,858	—	8,901
Total Current Liabilities	243	—	8,939	—	9,182
Non-Current Liabilities:					
Borrowings	13,091	—	139	—	13,230
Other non-current liabilities	537	4	9,738	—	10,279
Intercompany	12,790	13,037	(25,827)	—	—
Minority interest in subsidiaries	—	—	994	—	994
Stockholders' Equity	17,260	28,623	65,710	(82,970)	28,623
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$43,921	$41,664	$ 59,693	$(82,970)	$62,308

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended June 30, 2009	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Operating activities:					
Net cash provided by operating activities	$1,464	$ 343	$ 441	$—	$ 2,248
Investing and other activities:					
Property, plant and equipment	(24)	—	(1,077)	—	(1,101)
Investments	(9)	(28)	(1,289)	—	(1,326)
Proceeds from sale of investments and non-current assets	—	—	1,762	—	1,762
Net cash used in investing activities	(33)	(28)	(604)	—	(665)
Financing activities:					
Borrowings	973	—	67	—	1,040
Repayment of borrowings	(200)	—	(143)	—	(343)
Issuance of shares	—	3	1	—	4
Repurchase of shares	—	—	—	—	—
Dividends paid	—	(318)	(48)	—	(366)
Other, Net	—	—	18	—	18
Net cash provided by (used in) financing activities	773	(315)	(105)	—	353
Net increase (decrease) in cash and cash equivalents	2,204	—	(268)	—	1,936
Cash and cash equivalents, beginning of period	2,275	—	2,387	—	4,662
Exchange movement on opening cash balance	—	—	(58)	—	(58)
Cash and cash equivalents, end of period	$4,479	$ —	$ 2,061	$—	$ 6,540

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended June 30, 2008	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Operating activities:					
Net cash provided by (used in) operating activities	$(3,967)	$ 1,344	$ 6,548	$—	$ 3,925
Investing and other activities:					
Property, plant and equipment	(10)	—	(1,433)	—	(1,443)
Investments	(85)	(148)	(6,258)	—	(6,491)
Proceeds from sale of investments and non-current assets	—	—	1,580	—	1,580
Net cash used in investing activities	(95)	(148)	(6,111)	—	(6,354)
Financing activities:					
Borrowings	1,237	—	55	—	1,292
Repayment of borrowings	(350)	—	(378)	—	(728)
Issuance of shares	—	81	9	—	90
Repurchase of shares	—	(939)	—	—	(939)
Dividends paid	—	(338)	(35)	—	(373)
Other, net	—	—	22	—	22
Net cash (used in) provided by financing activities	887	(1,196)	(327)	—	(636)
Net (decrease) increase in cash and cash equivalents	(3,175)	—	110	—	(3,065)
Cash and cash equivalents, beginning of period	5,450	—	2,204	—	7,654
Exchange movement on opening cash balance	—	—	73	—	73
Cash and cash equivalents, end of period	$ 2,275	$ —	$ 2,387	$—	$ 4,662

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended June 30, 2007	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Operating activities:					
Net cash provided by operating activities	$ 375	$ 1,269	$ 2,466	$ —	$ 4,110
Investing and other activities:					
Property, plant and equipment	(10)	—	(1,298)	—	(1,308)
Investments	(14)	(5)	(1,489)	—	(1,508)
Proceeds from sale of investments and non-current assets	5	—	735	—	740
Net cash used in investing activities	(19)	(5)	(2,052)	—	(2,076)
Financing activities:					
Borrowings	1,000	—	196	—	1,196
Repayment of borrowings	—	—	(198)	—	(198)
Issuance of shares	—	375	17	—	392
Repurchase of shares	—	(1,294)	—	—	(1,294)
Dividends paid	—	(362)	(7)	—	(369)
Net cash (used in) provided by financing activities	1,000	(1,281)	8	—	(273)
Net increase (decrease) in cash and cash equivalents	1,356	(17)	422	—	1,761
Cash and cash equivalents, beginning of period	4,094	17	1,672	—	5,783
Exchange movement on opening cash balance	—	—	110	—	110
Cash and cash equivalents, end of period	$5,450	$ —	$ 2,204	$ —	$ 7,654

See notes to supplemental guarantor information

Notes to Supplemental Guarantor Information

(1) Investments in the Company's subsidiaries, for purposes of the supplemental consolidating presentation, are accounted for by their parent companies under the equity method of accounting whereby earnings of subsidiaries are reflected in the parent company's investment account and earnings.

(2) The guarantees of NAI's senior public indebtedness constitute senior indebtedness of the Company, and rank pari passu with all present and future senior indebtedness of the Company. Because the factual basis underlying the obligations created pursuant to the various facilities and other obligations constituting senior indebtedness of the Company differ, it is not possible to predict how a court in bankruptcy would accord priorities among the obligations of the Company.

ASX Corporate Governance Recommendations ("Recommendations")

Details of News Corporation's corporate governance procedures are described in News Corporation's Proxy Statement for its 2009 Annual Meeting of Stockholders, including under the heading "Corporate Governance Matters." News Corporation has followed the Recommendations during the reporting period, except that Mr. K. Rupert Murdoch serves as the Chairman and Chief Executive Officer of News Corporation. The Board of Directors (the "Board") has taken the view that it is in the best interests of News Corporation and its stockholders that Mr. K. Rupert Murdoch serve in such capacities. This view departs from Recommendations 2.2 and 2.3. In addition, three of News Corporation's directors, Messrs. Kenneth Cowley, Roderick Eddington and Andrew Knight, previously served as executives of subsidiaries of News Corporation. Although it has been several years since these directors were employed by News Corporation, there was not a period of at least three years between the time they ceased their employment and their appointment to the Board. In determining these directors' independence from News Corporation, the Board has considered these directors' prior employment with News Corporation, as well as their experience since ceasing to be executives of News Corporation, and has determined that they are independent in accordance with the NASDAQ Stock Market Rules. This information is provided as required by Recommendation 2.6.

Information on News Corporation's Common Stock

For a list of the beneficial ownership of both News Corporation's Class A Common Stock and Class B Common Stock as of August 17, 2009 for: (i) each person who is known by News Corporation to own beneficially more than 5% of the outstanding shares of Class B common stock; (ii) each member of the Board of Directors; (iii) each Named Executive Officer (as defined in Item 402(a)(3) of Regulation S-K) of News Corporation; and (iv) all Directors and executive officers of News Corporation as a group, please refer to News Corporation's Proxy Statement for its 2009 Annual Meeting of Stockholders under the heading "Security Ownership of News Corporation."

As of August 17, 2009, there were approximately 1,417 holders of record of Class B Common Stock and 50,110 holders of record of Class A Common Stock.

Each share of Class B Common Stock entitles the holder to one vote per share on all matters on which stockholders have the right to vote. Each share of Class A Common Stock does not have voting rights. However, holders of shares of Class A Common Stock do have the right to vote, together with holders of shares of Class B Common Stock in limited circumstances which are described in News Corporation's Restated Certificate of Incorporation.

Distribution of stockholding (includes CDIs)

The following information is provided as of August 17, 2009:

	Class B Common Stock	Class A Common Stock
1 – 1,000	34,417	56,331
1,001 – 5,000	8,352	2,922
5,001 – 10,000	849	341
10,001 – 100,000	575	245
100,001 – above	107	57

Based on the market price on August 17, 2009, there were approximately 2,518 holders holding less than a marketable parcel of Class B Common Stock and approximately 41,463 holders holding less than a marketable parcel of Class A Common Stock.

Top twenty stockholders as at August 17, 2009

The following information regarding the top twenty stockholders of record is based on information provided by News Corporation's transfer agent as of August 17, 2009.

Class B Common Stock

Cede & Co	509,097,505
Chess Depositary Nominees	287,161,064
Fayez Sarofim	1,085,440
John B. Buford & Dana Buford (multiple accounts)	155,060
Charles Wilson	59,240
Audrey Christine Cohen	26,160
Ann TP Allen-Stevens	25,384
Henry Marten	16,552
Forbar Custodians Limited	15,200
Julian R Stow	14,896
Kenneth B Ullman	14,589
Salpean Nominees Limited	12,500
Timoth Allen Alexander	10,000
David Hill	10,000
Alene J Oneill	10,000
Ernestina, Eric and Douglass Lipman TR UW Mitchell Lipman	9,920
William McMichael Livingston Ex Est Anne Campbell Fookes	8,640
Jennifer Anne Thorpe	8,407
Shirley Coral Ruda	8,149
Beverley Cowdrey	7,583
	797,756,289

Class A Common Stock

Cede & Co	1,705,991,078
Chess Depositary Nominees PTY Limited	101,169,720
Evan C Thompson	3,764,276
Merrill Lynch, Pierce, Fenner & Smith Inc.	1,861,959
Ogier Employee Benefit Trust Limited	1,679,688
Fayez Sarofim	542,720
Howard Arvey Trust	235,328
Barbara Grace Philips	228,050
Mindy R Straus EX Est Abraham Rosenstein	155,368
Brian C. Kelly	131,542
Cruden Financial Services LLC	57,000
Shirley R. Popper & Royal T. Popper Trustees	48,356
David Hill	43 000
Amerimark Bank	42,580
Morgan L Miller	36,612
Nancy Bogyo	35,880
Laurey J Barnett	35,254
Mary Kathleen Bromley	32,686
Dolores A Sturm	32,058
Computershare as Exchange Agent for Hughes UNEX13 & Co.	31,482
	1,816,154,637

Board of Directors
as of July 1, 2009

Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation

José María Aznar
President
Foundation for Social Studies and Analysis
Former President of Spain

Natalie Bancroft
Director
News Corporation

Peter L. Barnes
Chairman
Ansell Limited

Chase Carey
Deputy Chairman, President and Chief Operating Officer
News Corporation

Kenneth E. Cowley
Chairman
RM Williams Holdings Limited

David F. DeVoe
Chief Financial Officer
News Corporation

Viet Dinh
Professor of Law
Georgetown University Law Center

Sir Roderick I. Eddington
Non-Executirve Chairman, Australia and New Zealand
JPMorgan Chase Bank N.A.

Mark Hurd
Chairman, Chief Executive Officer and President
Hewlett-Packard Company

Andrew S.B. Knight
Chairman
J. Rothschild Capital Management Limited

James R. Murdoch
Chairman and Chief Executive, Europe and Asia
News Corporation

Lachlan K. Murdoch
Chief Executive
Illyria Pty Ltd

Thomas J. Perkins
Partner
Kleiner Perkins Caulfield & Byers

Arthur M. Siskind
Senior Advisor to the Chairman
News Corporation

John L. Thornton
Professor and Director of Global Leadership
Tsinghua University School of Economics and Management

Stanley S. Shuman (Director Emeritus)
Managing Director
Allen & Company LLC

Executive Officers
as of July 1, 2009

Rupert Murdoch
Chairman and Chief Executive Officer

Chase Carey
Deputy Chairman, President and Chief Operating Officer

James R. Murdoch
Chairman and Chief Executive, Europe and Asia

David F. DeVoe
Chief Financial Officer

Roger Ailes
Chairman and Chief Executive Officer
FOX News Channel and FOX Business Network

Chairman
Fox Television Stations and Twentieth Television

Lawrence A. Jacobs
Group General Counsel

Supplemental Information

Corporate Secretary
Laura A. O'Leary

Head Office
1211 Avenue of the Americas,
New York, NY 10036
Telephone 1 (212) 852 7000

Registered Office – U.S.
2711 Centerville Road, Suite 400,
Wilmington, DE 19808

Registered Office – Australia
2 Holt Street, Sydney, N.S.W.
Australia 2010

News Corporation is incorporated in Delaware, and is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act of Australia dealing with the acquisition of shares. The acquisition of shares in News Corporation is subject to Delaware law and applicable United States securities laws.

Auditors
Ernst & Young LLP

Share Listings
Class A Common Stock and Class B Common Stock
The NASDAQ Global Select Market
Australian Stock Exchange Limited
The London Stock Exchange

Share Registers
Computershare Investor Services
Shareholder Communications Department
250 Royall Street, Canton, MA 02021
Telephone 1 (877) 277 9781 (Toll free)
Telephone 1 (312) 360 5343 (Outside the U.S.)
web.queries@computershare.com or
www.computershare.com

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street, Adelaide,
S.A., Australia 5000
Telephone 1 300 556 239 (Within Australia)
Telephone 61 (3) 9415 4167 (Outside Australia)

Computershare Investor Services plc
The Pavilions, Bridgwater Road, Bristol,
BS13 8AE,
United Kingdom
Telephone 44 (870) 702 0002

Annual Report and Form 10-K Requests
United States:
1211 Avenue of Americas, New York, NY 10036
Telephone 1 (212) 852 7059

Australia:
2 Holt Street, Surry Hills, NSW, Australia 2010
Telephone 61 (2) 9288 3216

United Kingdom:
1 Virginia Street, London, E98 1XY
United Kingdom
Telephone 44 (20) 7782 6000
Fax 44 (20) 7895 9020

On the Web
www.newscorp.com/investor/information_request.html

News Corporation Notice of Meeting

A separate Notice of Meeting and Proxy Statement for News Corporation's 2009 Annual Meeting of Stockholders accompany this Annual Report.

The interactive version of the News Corporation 2009 Annual Report can be found at: www.newscorp.com

DESIGN: SUNDBERG & ASSOCIATES, INC


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